   As filed with the Securities and Exchange Commission on June 9, 1999
                                                      Registration No. 333-72151
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                            AMENDMENT NO. 5 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                 Litronic Inc.
             (Exact name of registrant as specified in its charter)

       Delaware                       3577                 33-0757190
               (Primary Standard Industrial Classification Number)
                                                            (I.R.S.
   (State or other                                   EmployerIdentification
     jurisdiction                                            Number)
  ofincorporation or
    organization)

                                 Litronic Inc.
                          2030 Main Street, Suite 1250
                            Irvine, California 92614
                                 (949) 851-1085
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                   Kris Shah
               Chief Executive Officer and Chairman of the Board
                                 Litronic Inc.
                          2030 Main Street, Suite 1250
                            Irvine, California 92614
                                 (949) 851-1085
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:
  Arent Fox Kintner Plotkin & Kahn,              Tenzer Greenblatt LLP
                 PLLC                             405 Lexington Avenue
    1050 Connecticut Avenue, N.W.               New York, New York 10017
     Washington, D.C. 20036-5339           Attention: Robert J. Mittman, Esq.
 Attention: Gerald P. McCartin, Esq.         Telephone No.: (212) 885-5000
    Telephone No.: (202) 857-6090            Facsimile No.: (212) 885-5001
    Facsimile No.: (202) 857-6395

                                ---------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

                                ---------------

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                            dated June 9, 1999




                        3,700,000 shares of common stock

   This is an initial public offering of the common stock of Litronic Inc. We expect that the initial public offering price will be between $9.00 and $11.00 per share. We anticipate that our common stock will be listed on the Nasdaq National Market under the symbol LTNX.

                                 ------------

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

                                 ------------

                                                           Per Share Total
                                                           --------- -----
      Public offering price...............................   $        $

      Underwriting discounts and commissions..............   $        $

      Proceeds, before expenses, to Litronic..............   $        $

                                 ------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

   We have granted BlueStone Capital Partners, L.P. and Pacific Crest Securities Inc., the representatives of the underwriters, a 45-day option to purchase up to 555,000 additional shares of our common stock to cover any over-allotments.

                                 ------------

BlueStone Capital Partners, L.P.                   Pacific Crest Securities Inc.

                                        , 1999

    The inside front cover contains a graphic depicting the interface between applications, Litronic's Maestro product, Litronic's ProFile Manager and Litronic's Security Tokens to provide a PKI Security solution. Above the graphic across the top of the page appears Litronic's name and the words "Internet Security." The graphic itself is comprised of four interlocking circles. The circle on the upper left corner contains the words "Application Open Standards Support." The circle in the lower left corner contains the words "Maestro Integrates Tokens with Multiple Applications." The circle in the upper right corner contains the words "ProFile Manager PKI Lifestyle Management Solution." The circle in the lower right corner contains the words "Security Tokens Personalized and Portable Security." In the space where the four circles interlock there is a smaller circle containing the words "PKI Security." Under the graphic appears a textual description of Litronic's ProFile Manager, Maestro and Security Tokens, which highlights features of each product. The presentation is set forth in three columns. Above the left column appears the words "ProFile Manager/tm/." The column contains the following phrases, each separated by a bullet: Secure archive and recovery of user and certificate information; Hardware key generation; Certificate authority support; Integrates with existing database for user input; and Security token initiative. Above the second column appears the word "Maestro." The column contains the following phrases, each separated by a bullet: Significantly reduces developer and end-user risks; Supports multiple APIs, operating systems and security tokens; and Concurrent support for multiple applications. Above the third column appears the words "Security Tokens." The column contains the following language, each separated by a bullet: Supports multiple encryption algorithms and digital signatures; Certificate and personal data storage; Certified random number generation; Fast serial interface; and Tamper protection.

    The inside back cover contains the names of some of Litronic's strategic partners, along with their respective logos, appearing in two columns down the page. To the right of each strategic partner's name appears a word describing the nature of Litronic's relationship with each vendor. The left column contains the following company names and descriptive words: Netscape -- Integration, Microsoft -- Compatibility, VeriSign -- Preferred Partner, DataCard -- Joint Marketing and Key Tronic Corporation -- Joint Marketing. The left column contains the following company names and descriptive words: RSA Secure -- Technology License, Atmel --Joint Development, SCM Microsystems -- Hardware Supplier, Certicom --OEM Readers and Schlumberger -- Joint Marketing. Above the two captions across the top of the page is Litronic's name and the phrase "Strategic Partners."

                               PROSPECTUS SUMMARY

   This is a summary of the information contained in this prospectus. To understand this offering fully, you should read the entire prospectus, especially the risk factors and financial statements.

   As of the date of this prospectus, the stockholders of Litronic Industries, Inc. will exchange all of their outstanding common stock for all of the outstanding common stock of Litronic Inc. Upon the closing of this offering, the newly reorganized Litronic Inc. will acquire all of the outstanding common stock of Pulsar Data Systems, Inc.

   In this prospectus, unless the context indicates otherwise, the term "Litronic" refers to Litronic Inc. and its subsidiaries, after giving effect to its reorganization with Litronic Industries, Inc., and the terms "we" or "our" refer to Litronic Inc. and its subsidiaries after giving effect to both its reorganization with Litronic Industries, Inc. and its acquisition of Pulsar.

   The historical financials for Litronic in this prospectus have been retroactively adjusted to reflect the reorganization. Since Litronic Inc. has had no operations of its own, the information presented in those financials, other than the capital structure, relates solely to Litronic Industries, Inc. The pro forma financial data in this prospectus has been prepared to illustrate the effect of the Pulsar acquisition and this offering on data derived from Litronic's historical financials.

Our business

   Litronic provides professional Internet data security services and develops and markets software and microprocessor-based products needed to secure electronic commerce business transactions and communications over the Internet and other communications networks based on Internet protocols. To increase sales capacity for its proprietary products and to capitalize on opportunities in the rapidly growing Internet-based information technology security market, Litronic is acquiring Pulsar, a network integration solutions company that develops large-scale network solutions for commercial and government organizations.

Our products

   Our primary data security products use an advanced form of computer security technology referred to as public key infrastructure, or PKI, which is the standard technology for securing Internet-based commerce and communications. Our Internet security products can be used with world-wide-web browsers, including Netscape Communicator and Microsoft Internet Explorer, to facilitate secure electronic commerce transactions and other data communications, such as secure e-mail.

Strategic relationships

   We have established strategic relationships with other industry leaders who have adopted PKI as a core feature of their secure product offerings, including:

  . Netscape Communications Corporation . Microsoft Corporation
  . VeriSign, Inc.                      . International Business Machines Corp.
  . RSA Data Security, Inc.             . SCM Microsystems, Inc.
  . Atmel Corporation                   . U.S. National Security Agency

Our customers

   Our data security customers come from diverse industries, such as the finance, healthcare, telecommunications, electronic commerce and government industries, and include:

  . Bank of America, N.A.               . VeriSign, Inc.
  . Lucent Technologies Inc.            . Lockheed Martin Corporation
  . Deloitte & Touche LLP               . Netscape Communications Corporation
  . U.S. Army Corps of Engineers        . Schlumberger Limited
  . National Security Agency            . Nippon Telegraph and
                                          Telecommunications Data Corporation

   In addition, our newly acquired Pulsar client base will include over 100 federal agencies, such as the Executive Offices of the President of the United States, the Federal Bureau of Investigation and the Federal Communications Commission, as well as over 40 commercial, state and local customers.

Our strategy

   The PKI-based Internet security market is forecasted by Datamonitor, an independent research firm, to grow at an annual rate of 124% from 1997 to 2001. To capitalize on expanding market opportunities in this market, we intend to exploit:

  . the substantial experience and knowledge of Litronic's existing management team in the Internet data security, computer networking and semi-conductor industries; and

  . Pulsar's extensive expertise in the sale and implementation of large-scale networking systems, as well as its significant market access.

                                ----------------

   Litronic Inc. was incorporated under the laws of the State of Delaware in 1997 but has conducted no operations todate. Its predecessor, Litronic Industries, Inc., was incorporated under the laws of the State of California in 1970. Our principal executive offices are located at 2030 Main Street, Suite 1250, Irvine, California 92614, and our telephone number is (949) 851-1085. We also maintain executive offices in Lanham, Maryland. Our website is located at www.litronic.com. Information contained in our website is not part of this prospectus.

                                  The Offering

Common stock offered................
                                      3,700,000 shares

Common stock to be outstanding
 after this offering................  9,740,631 shares, including 2,169,938 shares to be issued in connection with
                                      the Pulsar acquisition. This does not
                                      include:

                                      . 555,000 shares reserved for issuance
                                        upon exercise of the representatives'
                                        over-allotment option;

                                      . 281,419 shares reserved for issuance
                                        upon exercise of options granted under
                                        our 1998 stock option plan;

                                      . an aggregate of 600,000 shares reserved
                                        for issuance upon exercise of options
                                        granted or available for future grant
                                        under our 1999 stock option plan; and

                                      . 370,000 shares reserved for issuance
                                        upon exercise of warrants to be issued
                                        upon the closing of this offering to
                                        BlueStone and Pacific Crest for serving
                                        as the representatives of the
                                        underwriters.

Use of proceeds.....................  We intend to use the net proceeds of this offering for reduction of debt, sales and marketing, product development, vendor settlements and working capital and general corporate purposes.

Risk factors........................  Investing in our common stock involves a high degree of risk and immediate and
                                      substantial dilution.

Proposed Nasdaq National Market
 symbol.............................  LTNX

                    Summary Financial Information--Litronic
                 (dollars in thousands, except per share data)

   The following table presents summary financial information for Litronic for the periods, and as of the dates, indicated. The data is derived from, and should be read in conjunction with, the consolidated financial statements of Litronic, including the related notes, appearing elsewhere in this prospectus. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Selected Financial Data--Litronic," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Litronic and related notes included elsewhere in this prospectus.

Statements of operations information:

                                                               Three Months Ended
                              Year Ended December 31,               March 31,
                          ----------------------------------  ----------------------
                             1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------
Revenues:
  Product...............  $    7,855  $    8,627  $    5,214  $    1,354  $      885
  License and service...       1,541       1,539       1,041         309         156
  Research and
 development............         --          --          398         --          369
                          ----------  ----------  ----------  ----------  ----------
  Total revenue.........       9,396      10,166       6,653       1,663       1,410
                          ----------  ----------  ----------  ----------  ----------
Costs and expenses:
  Cost of sales -
 product................       4,098       3,211       2,821         667         507
  Cost of sales -
 license and service....         581         643         950         176         140
  Selling, general, and
 administrative.........       2,052       3,487       2,631         662         871
  Research and
 development............         725       1,172       1,334         341         765
                          ----------  ----------  ----------  ----------  ----------
Operating income
 (loss).................       1,940       1,653      (1,083)       (183)       (873)
Interest expense, net...          19          42         418         108         109
                          ----------  ----------  ----------  ----------  ----------
Earnings (loss) from
 continuing operations
 before income taxes....       1,921       1,611      (1,501)       (291)       (982)
Provision for (benefit
 from) income taxes.....          29          22         (95)        (51)         (9)
                          ----------  ----------  ----------  ----------  ----------
Earnings (loss) from
 continuing operations..  $    1,892  $    1,589  $   (1,406)       (240)       (973)
                          ==========  ==========  ==========  ==========  ==========
Net earnings (loss).....  $      906  $   15,334  $   (1,406) $     (240) $     (973)
                          ==========  ==========  ==========  ==========  ==========
Earnings (loss) from
 continuing operations
 per share: basic and
 diluted................  $      .49  $      .41  $     (.36) $     (.06) $     (.25)
                          ==========  ==========  ==========  ==========  ==========
Net earnings (loss) per
 share: basic and
 diluted................  $      .23  $     3.96  $     (.36) $     (.06) $     (.25)
                          ==========  ==========  ==========  ==========  ==========
Shares used in per share
 computations: basic and
 diluted................   3,870,693   3,870,693   3,870,693   3,870,693   3,870,693
                          ==========  ==========  ==========  ==========  ==========

Balance sheet information:

                                    December 31,
                          ----------------------------------  March 31,
                             1996        1997        1998        1999
                          ----------  ----------  ----------  ----------
Cash and cash
 equivalents............  $      862  $      490  $      898  $      557
Working capital.........       1,662         385         758         520
Total assets............       7,409       2,347       2,791       2,895
Short-term debt.........         545         --          580         424
Long-term debt, less
 current installments...       4,997       3,506       5,200       5,950
Total liabilities.......       7,510       5,148       6,998       8,075
Net stockholders'
 deficit................        (101)     (2,801)     (4,207)     (5,180)

                     Summary Financial Information--Pulsar
                 (dollars in thousands, except per share data)

   The following table presents summary financial information for Pulsar for the periods, and as of the dates, indicated. The data is derived from, and should be read in conjunction with, the financial statements of Pulsar, including the related notes, appearing elsewhere in this prospectus. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Selected Financial Data--Pulsar," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of Pulsar and related notes included elsewhere in this prospectus.

Statements of operations information:

                                                              Three Months
                                 Year Ended December 31,    Ended March 31,
                                --------------------------  -----------------
                                  1996     1997     1998      1998     1999
                                -------- --------  -------  --------  -------
Service revenue................ $ 10,253 $  8,818  $ 3,373  $  1,241  $   369
Product revenue................  155,705  142,702   77,159    16,777    9,579
                                -------- --------  -------  --------  -------
Total revenue..................  165,958  151,520   80,532    18,018    9,948
                                -------- --------  -------  --------  -------
Cost of service revenue........    4,870    4,115    1,553       730      155
Cost of product revenue........  144,494  138,086   73,417    16,742    9,234
                                -------- --------  -------  --------  -------
Total cost of revenue..........  149,364  142,201   74,970    17,472    9,389
                                -------- --------  -------  --------  -------
Gross margin...................   16,594    9,319    5,562       546      559
Selling, general, and
 administrative expenses.......   13,545   17,152   11,665     2,256    1,892
                                -------- --------  -------  --------  -------
Operating income (loss)........    3,049   (7,833)  (6,103)   (1,710)  (1,333)
Interest income................      639      457       61       200       20
Interest expense...............    3,564    3,640    2,099       706      478
                                -------- --------  -------  --------  -------
Net earnings (loss)............ $    124 $(11,016) $(8,141) $ (2,216) $(1,791)
                                ======== ========  =======  ========  =======
Net earnings (loss) per share:
 basic and diluted............. $    124 $(11,016) $(8,141) $ (2,216) $(1,791)
                                ======== ========  =======  ========  =======
Weighted average shares
 outstanding...................    1,000    1,000    1,000     1,000    1,000
                                ======== ========  =======  ========  =======

Balance sheet information:

                                      December 31,
                                --------------------------   March
                                  1996     1997     1998    31, 1999
                                -------- --------  -------  --------
Cash and cash equivalents...... $  2,451 $  2,236  $   352  $    441
Working capital (deficit)......    1,553   (2,436)  (8,168)  (10,067)
Total assets...................   59,785   40,871   12,730     8,539
Short-term debt................   41,352   28,982   14,435    11,744
Long-term debt, less current
 installments..................       53    4,203    3,241     3,085
Total liabilities..............   52,077   42,681   22,681    20,281
Net stockholders' equity
 (deficit).....................    7,708   (1,810)  (9,951)  (11,742)

                    Summary Pro Forma Financial Information
                 (dollars in thousands, except per share data)

   The following table presents unaudited summary pro forma financial information for the periods, and as of the dates, indicated. This information is based on data derived from the historical financial statements of Litronic and Pulsar and has been prepared to illustrate the effects of the Pulsar acquisition and this offering on that data, as if they had occurred as of January 1, 1998, with respect to the statements of operations information, and as of March 31, 1999, with respect to the balance sheet information. This financial information is provided for comparative purposes only and is not intended to reflect the results that actually would have been obtained if the acquisition and this offering had been effected on the dates indicated. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Pro Forma Financial Data," "Selected Financial Data-- Litronic," "Selected Financial Data--Pulsar," "Management's Discussion and Analysis of Financial Condition and Result of Operations" and the financial statements and related notes included elsewhere in this prospectus.

Pro forma statements of operations information:

                                                                   Three Months
                                                       Year Ended     Ended
                                                      December 31,  March 31,
                                                          1998         1999
                                                      ------------ ------------
Revenues:
  Product...........................................   $   82,373   $   10,464
  License and service...............................        4,414          525
  Research and development..........................          398          369
                                                       ----------   ----------
Total revenue.......................................       87,185       11,358
                                                       ----------   ----------
Costs and expenses:
  Cost of sales - product...........................       76,238        9,741
  Cost of sales - license and service...............        2,503          295
  Selling, general, and administrative..............       14,296        2,763
  Research and development..........................        1,334          765
  Amortization of goodwill and other intangibles....        2,601          651
                                                       ----------   ----------
Operating loss......................................       (9,787)      (2,857)
Interest expense....................................        1,723          253
Interest income.....................................           61           20
                                                       ----------   ----------
Loss from continuing operations before income
 taxes..............................................      (11,449)      (3,090)
Benefit from income taxes...........................          --           --
                                                       ----------   ----------
Loss from continuing operations.....................   $  (11,449)  $   (3,090)
                                                       ==========   ==========
Net loss............................................   $  (11,449)  $   (3,090)
                                                       ==========   ==========
Loss per share from continuing operations: basic and
 diluted............................................   $    (1.18)  $     (.32)
                                                       ==========   ==========
Net loss per share: basic and diluted...............   $    (1.18)  $     (.32)
                                                       ==========   ==========
Shares used in per share computations: basic and
 diluted............................................    9,740,631    9,740,631
                                                       ==========   ==========

Pro forma balance sheet information:
                                                       March 31,
                                                          1999
                                                      ------------
Cash and cash equivalents...........................      $16,198
Working capital.....................................       13,470
Total assets........................................       60,075
Short-term debt.....................................        5,451
Long-term debt, less current installments...........          452
Total liabilities...................................       11,956
Net stockholders' equity............................       48,119

                                  RISK FACTORS

   An investment in our common stock is speculative and involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors before making an investment decision.

We have a history of losses and may incur future losses.

   Even with the proceeds of this offering, we may not become profitable or significantly increase our revenue. Litronic incurred net losses of $1.4 million for the year ended December 31, 1998 and $973,000 for the three months ended March 31, 1999. Pulsar incurred net losses of $8.1 million for the year ended December 31, 1998 and $1.8 million for the three months ended March 31, 1999. Additionally, Litronic and Pulsar have continued to incur losses through the date of this prospectus. Our pro forma combined statements of operations reflect net losses of $11.4 million for the year ended December 31, 1998 and $3.1 million for the three months ended March 31, 1999.

Our inability to integrate, or implement our plans for, the operations of Pulsar may adversely affect our business.

   Our failure to successfully integrate, or implement our plans for, the operations of Pulsar would significantly diminish the value of the Pulsar acquisition and adversely affect our future operations. Moreover, integration of the Pulsar acquisition may place strain on our managerial and financial resources, which could, in turn, adversely affect our business. To achieve the full benefits of the Pulsar acquisition, we will need to:

  . integrate our administrative, financial and engineering resources and coordinate our marketing and sales efforts;

  . roll out our data security products to Pulsar's existing client base;

  . successfully complete the implementation of Pulsar's recent shift in product reselling focus;

  . expand Pulsar's professional service offerings; and

  . increase sales of Pulsar's products and professional services.

   We may not be able to successfully implement any of these plans.

The goodwill and other intangibles acquired in the Pulsar acquisition may have an adverse impact on our operating results and the market price of our common stock.

   Approximately $33.4 million, or 56%, of our pro forma combined, as adjusted, assets as of March 31, 1999, consisted of intangible assets, including goodwill, arising from the acquisition of Pulsar. This amount, the components of which will be amortized over 10 to 15 years, constitutes a non-cash, non-tax deductible expense in each amortization period that will reduce net income or increase net loss for that period. The reduction in our net earnings or an increase in our net loss resulting from the amortization of goodwill and other intangibles may have an adverse impact on our operating results and the market price of our common stock. There is also a risk that we may never realize the value of our intangible assets.

A default under our secured credit arrangements could result in a foreclosure of our assets by our creditors.

   All of our assets are pledged as collateral to secure portions of our debt. This means that if we default on our secured debt obligations our indebtedness could become immediately due and payable and the lenders could foreclose on our assets. From time to time we have been in violation of financial covenants under our existing credit arrangements and have had to negotiate with our lenders for waivers or forbearance agreements for these violations.

The terms of our loan agreements could limit our ability to implement our business strategy.

   The terms of our loan agreements with our credit providers could limit our ability to implement our strategy. In addition to substantially prohibiting us from incurring additional indebtedness, our loan agreements with these creditors limit or prohibit us from:

  . declaring or paying cash dividends;

  . making capital distributions or other payments to stockholders;

  . merging or consolidating with another corporation; or

  . selling all or substantially all of our assets.

We derive a substantial portion of our revenue from a small number of customers and, therefore, the loss of even one of these customers could significantly and negatively impact our operating results.

   We depend on a limited number of customers for a substantial portion of our revenue and many of our contracts with our significant customers are short-term contracts. The nonrenewal of any significant contract upon expiration, or a substantial reduction in sales to any of our significant customers, would adversely affect our business unless we were able to replace the revenue we received from these customers. For the year ended December 31, 1998, Litronic derived 81% of its revenue from three customers and Pulsar derived 22% of its revenue from one customer. For the three months ended March 31, 1999, Litronic derived 71% of its revenue from three customers and Pulsar derived 18% of its revenue from one customer.

Doing business with the U.S. government entails many risks which could adversely affect us.

   Sales to U.S. government agencies accounted for 93% of our pro forma combined revenue for the year ended December 31, 1998 and 86% of our pro forma combined revenue for the three months ended March 31, 1999. Our sales to these agencies are subject to risks, including:

  . early termination of our contracts;

  . disallowance of costs upon audit; and

  . the necessity to participate in competitive bidding and proposal processes, which is costly, time consuming and may result in unprofitable contracts.

   In addition, the government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of its contractors, to deem contractors unsuitable for new contract awards. Because we engage in the government contracting business, we have been and will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any of our governmental contracts could result in substantial civil and criminal fines and penalties, as well as our suspension from future government contracts for a significant period of time, any of which could adversely affect our business.

If use of the Internet and other communications networks based on Internet protocols does not continue to grow, demand for our products may not increase.

   Increased demand for our products depends in large part on the continued growth of the Internet and Internet protocol-based networks and the widespread acceptance and use of these mediums for electronic commerce and communications. Because electronic commerce and communications over these networks are evolving, we cannot predict the size of the market and its sustainable growth rate. A number of factors may affect market size and growth rate, including:

  . the use of electronic commerce and communications may not increase, or may increase more slowly than we expect;

  . the Internet infrastructure and communications services to support electronic commerce may not be able to continue to support the demands placed on it by continued growth; and

  . the growth and reliability of electronic commerce and communications could be harmed by delays in development or adoption of new standards and protocols to handle increased levels of activity or by increased governmental regulation.


If PKI technology is compromised, our business would be adversely affected.

   Many of our products are based on PKI technology. The security afforded by this technology depends on the integrity of a user's private key, which depends in part on the application of algorithms, or advanced mathematical factoring equations. The occurrence of any of the following could result in a decline in demand for our data security products:

  . any significant advance in techniques for attacking PKI systems, including the development of an easy factoring method or faster, more powerful computers;

  . publicity of the successful decoding of cryptographic messages or the misappropriation of private keys; and

  .  government regulation limiting the use, scope or strength of PKI.

If we do not respond to rapid technological changes, our products and service offerings could become obsolete.

   If we are unable to modify existing products and develop new products that are responsive to changing technology and standards and meet customer needs in a timely and cost effective manner, our business could be adversely affected. The markets we serve are characterized by rapidly changing technology, emerging industry standards and frequent introduction of new products. The introduction of products embodying new technologies and the emergence of new industry standards may render our products obsolete or less marketable. The process of developing our products and services is extremely complex and requires significant continuing development efforts.

If we fail to establish and maintain strategic relationships, our ability to develop and market our products would be adversely affected.

   The loss of any of our existing strategic relationships, or the inability to create new strategic relationships in the future, could adversely affect our ability to develop and market our products. We depend upon our partners to develop and market products and to fund and perform their obligations as contemplated by our agreements with them. We do not control the time and resources devoted by our partners to these activities. These relationships may not continue or may require us to spend significant financial, personnel and administrative resources from time to time. We may not have the resources available to satisfy our commitments, which may adversely affect our strategic relationships. Further, our products and services may compete with the products and services of our strategic partners. This competition may adversely affect our relationships with our strategic partners, which could adversely affect our business.

We depend on key management personnel.

   Our success will depend largely on the continuing efforts of our executive officers and senior management, especially those of Kris Shah, our chairman of the board and chief executive officer, and William W. Davis, Sr., our president and chief operating officer. Our business may be adversely affected if the services of any of our key personnel become unavailable to us. We have not entered into employment agreements with any employees other than Messrs. Shah and Davis. Even with these agreements, there is a risk that these individuals will not continue to serve for any particular period of time. While we have obtained key person life insurance policies on the lives of Messrs. Shah and Davis, each in the amount of $3.0 million, these amounts may not be sufficient to offset the loss of their services.

There is significant competition in our industry for highly skilled employees and our failure to attract and retain technical personnel would adversely affect our business.

   We may not be able to successfully attract or retain highly skilled employees. Our inability to hire or retain highly qualified individuals may impede our ability to develop, install, implement and service our software and hardware systems, customers and potential customers or efficiently conduct our operations, all of which may adversely affect our business. The data security and networking solution industries are characterized by a high level of employee mobility, and the market for highly qualified individuals in the computer-related fields is intense. This competition means there are fewer highly qualified employees available to hire and the costs of hiring and retaining these individuals are high. Even if we are able to hire these individuals, we may be unable to retain them. Furthermore, there is increasing pressure to provide technical employees with stock options and other equity interests, which may dilute earnings per share.

Potential product defects could subject us to claims from customers.

   Products as complex as those we offer may contain undetected errors or result in failures when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business.

We may be exposed to potential liability for actual or perceived failure to provide required products or services.

   Because our customers rely on our products for critical security applications, we may be exposed to potential liability claims for damage caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or data security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect our business reputation.

   Furthermore, our failure or inability to meet a customer's expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could:

  . result in a claim for substantial damages against us by the customer;

  . discourage customers from engaging us for these services; and

  . damage our business reputation.

   In addition, as a professional services provider, a portion of our business involves employing people and placing them in the workplace of other businesses. Therefore, we are also exposed to liability for actions taken by our employees while on assignment.

Problems relating to the year 2000 issue could adversely affect our business.

   We are in the process of surveying our major vendors regarding year 2000 compliance. Until we complete our survey we cannot fully assess the year 2000 status of any of our vendors or suppliers. The failure of our significant vendors and customers to make their products and systems year 2000 compliant may adversely affect the performance of our products, which may in turn adversely affect our business. Customers or third parties might seek indemnification or damages from us as a result of year 2000 issue-related errors caused by or not prevented by our products or services. We cannot predict the extent to which we might be liable for these costs, but it is conceivable in general that year 2000 errors could result in substantial judgments against us or other providers of information technology. If we were to suffer an adverse judgment as a result of prior year 2000 noncompliance of our products, it may have an adverse impact on our business.

   Customers' purchasing decisions could be affected by the year 2000 issue as they may need to expend significant resources to correct their existing systems. This situation may result in reduced funds available to implement the infrastructure needed to conduct trusted and secure electronic commerce and communications over the Internet, intranets and extranets. These factors could lead to a decline in sales of our products and services, which could, in turn, adversely affect our business.

   The extent of the potential impact of the year 2000 issue generally is not known, and we cannot predict the likelihood that the year 2000 issue will cause a significant disruption in the economy as a whole.

We face intense competition from a number of sources.

   The markets for our products and services are intensely competitive and, as a result, we face significant competition from a number of different sources. We may be unable to compete successfully as many of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have. In addition, there are several smaller and start-up companies with which we compete from time to time. We also expect that competition will increase as a result of consolidation in the information security technology and product reseller industries.

Third parties could obtain access to our proprietary information or independently develop similar technologies because of the limited protection for our intellectual property.

   Our business, financial condition and operating results could be adversely affected if we are unable to protect our intellectual property rights. Notwithstanding the precautions we take, third parties may copy or obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and our employees, distributors, and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. Furthermore, the laws of other jurisdictions may afford little or no effective protection of our intellectual property rights.

We may face claims of infringement of proprietary rights.

   There is a risk that our products infringe the proprietary rights of third parties. In addition, whether or not our products infringe on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expense in defending them. If any claims or actions are asserted against us, we may be required to modify our products or seek licenses for these intellectual property rights. We may not be able to modify our products or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business.

Our efforts to expand international operations are subject to a number of risks.

   We are currently seeking to increase our international sales. Our inability to maintain or to obtain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

  . increased collection risks;

  . trade restrictions;

  . export duties and tariffs; and

  . uncertain political, regulatory and economic developments.

Our ability to produce the Forte PKIcard on a timely and cost-effective basis depends on the availability of a computer chip from a third-party supplier, with whom we do not expect to maintain a supply agreement.

   Any inability to receive adequate supplies of Atmel Corporation's specially designed Forte microprocessor would adversely affect our ability to complete and sell the Forte PKIcard. We do not anticipate maintaining a supply agreement with Atmel Corporation for the Forte microprocessor. If Atmel were unable to deliver the Forte microprocessor for a lengthy period of time or terminated its relationship with us, we would be unable to produce the Forte PKIcard until we could design a replacement computer chip for the Forte microprocessor. We anticipate this would take substantial time and resources to complete.

After this offering, a small number of stockholders, including our officers and directors, will have the ability to control stockholder votes.

   Upon the closing of this offering, Kris Shah and members of his family, William W. Davis, Sr. and Lillian A. Davis will beneficially own, in the aggregate, approximately 62.0% of our outstanding common stock. These stockholders, if acting together, would have the ability to elect our directors and to determine the outcome of corporate actions requiring stockholder approval, irrespective of how other stockholders may vote. This concentration of ownership may also have the effect of delaying or preventing a change in control.

A significant portion of the proceeds of this offering will be used to repay indebtedness and thus will be unavailable to fund future growth.

   We have allocated $16.0 million, or 50.6% of the net proceeds of this offering to reduce outstanding indebtedness, including approximately $9.0 million of indebtedness assumed in connection with the acquisition of Pulsar, and $1.1 million, or 3.5%, of the net proceeds to fund settlements with several of Pulsar's trade vendors. Consequently, these funds will not be available to fund future growth. The $16.0 million of indebtedness being repaid is personally guaranteed by, and/or secured by pledges of assets of, Kris Shah, William Davis or Lillian Davis. These persons will receive a benefit from the release of these guarantees and security pledges.

There are lawsuits pending against Pulsar which could adversely affect our business if they are resolved against Pulsar.

   Lawsuits are pending against Pulsar which, if resolved against Pulsar, could materially and adversely affect our business and financial condition. These lawsuits claim: (a) damages of approximately $10.3 million resulting from Pulsar's alleged breach of a contract for government contract bid preparation services and (b) unspecified damages resulting from alleged race and age discrimination in connection with the termination of a Pulsar employee. See "Business--Legal Proceedings."

Our stock price could be extremely volatile.

   The trading price of our common stock may be highly volatile as a result of factors specific to us or applicable to our market and industry in general. These factors, include:

  . variations in our annual or quarterly financial results or those of our competitors;

  . changes by financial research analysts in their recommendations or estimates of our earnings;

  . conditions in the economy in general or in the information technology service sector in particular;

  . announcements of technological innovations or new products or services by us or our competitors; and

  . unfavorable publicity or changes in applicable laws and regulations, or their judicial or administrative interpretations, affecting us or the information technology service sectors.

   In addition, the stock market has recently been subject to extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, some companies have been sued by their stockholders. If we were sued, it could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

   Our certificate of incorporation and bylaws contain provisions that may deter a takeover or a change in control or prevent an acquisition not approved by our board of directors, or that may adversely affect the price of our common stock. See "Description of Securities."

The number of shares eligible for future sale and the existence of registration rights could depress the market for our common stock.

   The possibility that a substantial number of additional shares of common stock may become tradeable in the public market following this offering may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of equity securities. An aggregate of 3,870,693 of the 6,040,631 shares currently restricted from trading in the public market will become eligible for sale 90 days following the date of this prospectus, subject to agreements with BlueStone restricting their sale for periods of at least six months. We cannot predict the effect, if any, that sales of these additional securities or the availability of these additional securities for sale will have on the market prices prevailing from time to time. In addition, the representatives of the underwriters have also been granted registration rights commencing one year from the date of this prospectus providing for the registration under the Securities Act of the securities issuable upon exercise of the representatives' warrants. The exercise of these rights could result in substantial expense to us. Furthermore, if the representatives exercise their registration rights, they will be unable to make a market in our securities for up to nine days before the initial sales of the warrants until the discontinuation of sales. If the representatives cease making a market, the market and market prices for the securities may be adversely affected and the holders of these securities may be unable to sell them.

                           FORWARD-LOOKING STATEMENTS

   You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions and may be identified by the use of words such as expects, anticipates, intends, and plans and other similar expressions. Our actual results will differ from those discussed in these statements and you may consider these differences important to your investment decision. Factors that could contribute to these differences include those discussed in the "Risk Factors" section and elsewhere in this prospectus. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding market growth. You should not place undue reliance on the forward-looking statements in this prospectus, which speak only as of the date the statement is made.

                                USE OF PROCEEDS

   The net proceeds we will receive from the sale of common stock in this offering are estimated to be approximately $31.6 million or $36.7 million if the representatives' over-allotment option is exercised in full. These amounts assume we receive an initial public offering price of $10.00 per share, which is the midpoint of the currently anticipated range of the initial public offering price, and include deductions for underwriting discounts and estimated offering expenses. We expect to use the net proceeds approximately as follows:

                                                                   Approximate
                                                     Approximate  percentage of
Anticipated use of net proceeds                     dollar amount net proceeds
-------------------------------                     ------------- -------------
Reduction of debt..................................  $16,000,000       50.6%
Sales and marketing................................    5,000,000       15.8%
Product development................................    5,000,000       15.8%
Vendor settlements.................................    1,100,000        3.5%
Working capital and general corporate purposes.....    4,500,000       14.3%
                                                     -----------      -----
  Total............................................  $31,600,000      100.0%
                                                     ===========      =====

Reduction of debt

   We expect to use proceeds to reduce debt as follows:

  . $6.6 million to repay BYL Bank Group for anticipated borrowings through the date of this prospectus. This debt bears interest at the annual rate of 6.6% and matures on July 31, 2000, except that it is required to be repaid upon a change of control of our wholly-owned subsidiary, Litronic Industries. It is guaranteed by Kris Shah, our chief executive officer and chairman of the board, and is secured by personal assets pledged by Mr. Shah.

  . $3.6 million to repay in full notes to Wilmington Trust Company. The
    Wilmington Trust Company debt bears interest at the prime rate as in effect from time to time and matures in December 2002. The Wilmington Trust Company debt is personally guaranteed by William W. Davis, Sr., our president and chief operating officer, and Lillian A. Davis, a principal stockholder, and is secured by property pledged by a family member of Mr. Davis.

  . $3.3 million to repay in full six promissory notes payable to various vendors, which bear interest at annual rates ranging from 10% to 18% and are due in June 1999.

  . $1.4 million to IBM Global Finance Corporation to reduce the amount outstanding under an asset-based inventory and working capital financing agreement. The financing line bears interest at an annual rate of prime plus 2.375% and is guaranteed by Mr. Davis and Ms. Davis and secured by substantially all of the assets of Pulsar as well as by assets pledged by Mr. Davis and Ms. Davis.

  . $650,000 to pay IBM Global under its forbearance agreement with Pulsar which becomes payable upon closing of this offering. The obligations under the forbearance agreement are guaranteed by Mr. Davis and Ms. Davis and secured by assets pledged by Mr. Davis.

  . $450,000 to repay in full a line of credit from Fidelity Funding, Inc.
    The Fidelity Funding, Inc. debt currently bears interest at an annual rate of prime plus 1.5%, is due on February 28, 2000, and is personally guaranteed by Mr. Shah.

Sales and marketing

   We expect to use the proceeds allocated to sales and marketing as follows:

  . to expand our sales and marketing efforts, primarily to commercial markets, including hiring approximately 20 additional sales and marketing personnel;

  . to open additional sales and support offices;

  . to expand our Internet and other advertising efforts;

  . to improve our web site; and

  . to expand strategic alliances.

Product development

   We expect to use the proceeds allocated to product development to pay our estimated costs of software and product development, including compensation and benefits payable to additional software and hardware engineers and developers.

Vendor settlements

   We expect to use the proceeds allocated to vendor settlements to pay amounts owed under litigation settlements with various Pulsar trade vendors, as well as anticipated amounts to pay as-yet-unsettled claims filed against Pulsar by other trade vendors.

Working capital and general corporate purposes

   If our cash from operations proves to be insufficient to fund our outstanding trade payables, including up to approximately $2.9 million of accounts payable more than 90 days overdue, we may use a portion of the proceeds to fund these obligations. In addition, we may use a portion of the proceeds for potential acquisitions of technologies, product lines and businesses and to upgrade our existing management information systems and supporting information technology equipment. We currently have no commitments, understandings or arrangements with respect to any future acquisitions.

   If the representatives of the underwriters exercise their over-allotment option in full, we will realize additional net proceeds of approximately $5.1 million. We would use these proceeds for working capital and general corporate purposes. Pending the uses described above, we intend to invest the net proceeds of this offering in U.S. government securities, certificates of deposit or other investment grade, interest-bearing securities.

   The allocations described above represent our best estimate of the anticipated use of the offering proceeds. Our estimate is based upon our operating plans and our assumptions about research and development progress, general economic conditions and industry factors. If any of these factors change, we may find it necessary or advisable to reallocate our use of proceeds.

   In addition to the proceeds of this offering, we expect to borrow under our new $20.0 million revolving line of credit facility with Fidelity Funding, Inc. as needed to finance our operations and working capital requirements. This facility provides for a three-year term, subject to one-year renewals at Fidelity's option, an annual interest rate of prime plus .625% and a pledge of substantially all of our personal and real property as collateral.

   We believe that the net proceeds of this offering, together with anticipated cash flow from operations, availability under our new $20.0 million credit facility and existing cash and cash equivalents, will be sufficient to satisfy our contemplated cash requirements for at least 12 months following the closing of this offering, including planned capital expenditures of $1.0 million and an anticipated increase in rent expense for our California operations of $400,000 per year following our anticipated relocation of our California headquarters. We could be required to seek additional financing, however, if:

  . our plans change due to changes in market conditions, competitive factors, progress of our research and development efforts or new opportunities that may become available in the future;

  . our assumptions change or prove to be inaccurate; or

  . the net proceeds of this offering or our cash flows prove to be insufficient to finance our growth strategy.

                                DIVIDEND POLICY

   Before the date of this prospectus, Litronic Industries was an S corporation for federal and California state income tax purposes. As an S corporation, Litronic Industries made cash distributions of approximately $18.0 million to its stockholders during the year ended December 31, 1997. We do not anticipate paying cash dividends. We intend to retain future earnings for the development and expansion of our business. The declaration and payment of dividends or other distributions is currently prohibited by the terms of financing agreements we have with our lenders and is likely to continue to be restricted.

                                    DILUTION

   The difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock after the offering constitutes the dilution to new investors. Our net tangible book value per share is calculated by dividing the difference between our total tangible assets and our total liabilities by the number of shares of our common stock outstanding.

   At March 31, 1999, the net tangible book value (deficit) of Litronic was $(5.2 million), or $(1.34) per share. After giving retroactive effect to (a) the Pulsar acquisition and (b) Litronic's receipt and anticipated application of the net proceeds from the sale of the 3,700,000 shares of our common stock in this offering, at an assumed price of $10.00 per share, Litronic's as adjusted net tangible book value at March 31, 1999 would have been $14.7 million or $1.51 per share. This represents an immediate increase in net tangible book value of $2.85 per share to existing stockholders and an immediate dilution of $8.49 per share to new investors.

   The following table illustrates this per share dilution to new investors:

   Assumed initial public offering price.......................         $10.00
    Net tangible book value (deficit) before the offering...... $(1.34)
    Increase attributable to the Pulsar acquisition and this
     offering..................................................   2.85
                                                                ------
   Adjusted net tangible book value after this offering........           1.51
                                                                        ------
   Dilution to new investors...................................         $ 8.49
                                                                        ======

   The following table summarizes, on a pro forma basis, as of March 31, 1999, and giving retroactive effect to the Pulsar acquisition, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing common stock in this offering. In summarizing this information, we have:

  . calculated the total consideration paid by existing stockholders based on the historical value of Litronic's common stock and the fair value of the common stock issued in connection with the Pulsar acquisition; and

  . assumed an average price per share of $10.00 for new investors and for the fair value of the common stock issued in connection with the Pulsar acquisition.

                                  Shares Acquired  Total Consideration  Average
                                 ----------------- -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                 --------- ------- ----------- ------- ---------
Existing stockholders........... 6,040,631   62.0% $33,402,000   47.4%  $ 5.53
New investors................... 3,700,000   38.0   37,000,000   52.6   $10.00
                                 ---------  -----  -----------  -----
                                 9,740,631  100.0% $70,402,000  100.0%
                                 =========  =====  ===========  =====

   The table above assumes the representatives of the underwriters have not exercised their over-allotment option. If this option is exercised in full, the new investors will have paid $42.6 million, based on an assumed offering price of $10.00 per share, for 4,255,000 shares of common stock, representing approximately 56.0% of the total consideration for 41.3% of the total number of shares outstanding. In making the computations in the table, we excluded:

  . 281,419 shares of common stock reserved for issuance upon the exercise of outstanding options under our 1998 stock option plan, at an exercise price of $.70 per share;

  . 600,000 shares of common stock reserved for issuance upon the exercise of options granted or available for future grant under our 1999 stock option plan; and

  . 370,000 shares of common stock reserved for issuance upon the exercise of warrants to be issued to the representatives of the underwriters in connection with this offering.

                                 CAPITALIZATION

                   (dollars in thousands, except share data)

   The following table presents Litronic's short-term debt and capitalization, as of March 31, 1999, on (a) an historical basis, (b) a pro forma combined basis to reflect the Pulsar acquisition, and (c) a pro forma combined, as adjusted, basis to reflect the anticipated application of the proceeds of sale of 3,700,000 shares of our common stock at an assumed price of $10.00 per share. This table should be read in conjunction with "Use of Proceeds," "Pro Forma Financial Data" and the financial statements, including the related notes, appearing elsewhere in this prospectus.

                                                         March  31, 1999
                                                  -----------------------------
                                                                      Pro Forma
                                                               Pro    Combined,
                                                              Forma      As
                                                  Historical Combined Adjusted
                                                  ---------- -------- ---------
Short-term debt:
  Financing arrangement--IBM Global..............   $  --    $ 7,201   $ 5,175
  Notes payable--vendors.........................      --      3,361        61
  Current installments of debt...................      424     1,606       215
                                                    ------   -------   -------
  Total short-term debt..........................   $  424   $12,168   $ 5,451
                                                    ======   =======   =======
Long-term debt:
  Long-term debt.................................   $5,950   $ 5,950   $   --
  Notes payable, net of current installments.....      --      3,085       452
                                                    ------   -------   -------
  Total long-term debt...........................    5,950     9,035       452
                                                    ------   -------   -------
Stockholders' equity:
  Preferred stock, $.01 par value; authorized
   5,000,000 shares; no shares issued or
   outstanding (historical, pro forma combined
   and pro forma combined, as adjusted)..........      --        --        --
  Common stock, $.01 par value: 25,000,000 shares
   authorized; 3,870,693 shares issued and
   outstanding (historical), 6,040,631 shares
   issued and outstanding (pro forma combined),
   and 9,740,631 shares issued and outstanding
   (pro forma combined, as adjusted).............       39        61        98
  Additional paid-in capital.....................      --     16,458    48,021
  Accumulated deficit............................   (5,219)      --        --
                                                    ------   -------   -------
     Total stockholders' equity (deficit)........   (5,180)   16,519    48,119
                                                    ------   -------   -------
        Total capitalization.....................   $  770   $25,554   $48,571
                                                    ======   =======   =======

The above table excludes the following shares:

  . 281,419 shares of common stock reserved for issuance upon exercise of options granted under our 1998 stock option plan;

  . 600,000 shares of common stock reserved for issuance upon exercise of options granted or available for future grant under our 1999 stock option plan; and

  . 370,000 shares of common stock reserved for issuance upon exercise of the representatives' warrants.

                       SELECTED FINANCIAL DATA--LITRONIC
                 (dollars in thousands, except per share data)

   The following table presents selected financial data as of and for each of the years in the five-year period ended December 31, 1998, derived from the consolidated financial statements of Litronic. The consolidated financial statements of Litronic as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements of Litronic as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, and the related report, are included in this prospectus.

   The selected data presented below for the three month periods ended March 31, 1998 and 1999, and as of March 31, 1999, are derived from the unaudited condensed consolidated financial statements of Litronic included elsewhere in this prospectus.

   The selected data should be read in conjunction with the consolidated financial statements of Litronic for the three-year period ended December 31, 1998, the related notes and the independent auditors' report, appearing elsewhere in this prospectus.

Selected Statements of Operations Data:

                                                                                Three Months
                                                                                    Ended
                                      Years Ended December 31,                    March 31,
                          -------------------------------------------------  --------------------
                            1994      1995      1996      1997      1998       1998       1999
                          --------- --------- --------- --------- ---------  ---------  ---------
Revenues:
  Product...............  $   1,447 $   1,525 $   7,855 $   8,627 $   5,214  $   1,354  $     885
  License and service...        487     1,181     1,541     1,539     1,041        309        156
  Research and develop-
 ment                           --        --        --        --        398        --         369
                          --------- --------- --------- --------- ---------  ---------  ---------
  Total revenue.........      1,934     2,706     9,396    10,166     6,653      1,663      1,410
                          --------- --------- --------- --------- ---------  ---------  ---------
Costs and expenses:
  Cost of sales - prod-
 uct....................        486       793     4,098     3,211     2,821        667        507
  Cost of sales -
 license and   service..        169       465       581       643       950        176        140
  Selling, general, and
   administrative.......        773       977     2,052     3,487     2,631        662        871
  Research and
   development..........        226       341       725     1,172     1,334        341        765
                          --------- --------- --------- --------- ---------  ---------  ---------
Operating income
 (loss).................        280       130     1,940     1,653    (1,083)      (183)      (873)
Interest expense, net...         12        38        19        42       418        108        109
                          --------- --------- --------- --------- ---------  ---------  ---------
Earnings (loss) from
 continuing operations
 before income taxes....        268        92     1,921     1,611    (1,501)      (291)      (982)
Provision for (benefit
 from) income taxes.....          4         1        29        22       (95)       (51)        (9)
                          --------- --------- --------- --------- ---------  ---------  ---------
Earnings (loss) from
 continuing operations..  $     264 $      91 $   1,892 $   1,589   $(1,406) $    (240) $    (973)
                          ========= ========= ========= ========= =========  =========  =========
Net earnings (loss).....  $      48 $     210 $     906 $  15,334   $(1,406) $    (240) $    (973)
                          ========= ========= ========= ========= =========  =========  =========
Earnings (loss) from
 continuing operations
 per share: basic and
 diluted................  $     .07 $     .02 $     .49 $     .41 $    (.36) $    (.06) $    (.25)
                          ========= ========= ========= ========= =========  =========  =========
Net earnings (loss) per
 share: basic and dilut-
 ed.....................  $     .01 $     .05 $     .23 $    3.96 $    (.36) $    (.06) $    (.25)
                          ========= ========= ========= ========= =========  =========  =========
Shares used in per share
 computations: basic and
 diluted................  3,870,693 3,870,693 3,870,693 3,870,693 3,870,693  3,870,693  3,870,693
                          ========= ========= ========= ========= =========  =========  =========

Selected Balance Sheet Data:

                                                    December 31,
                                       ------------------------------------------  March 31,
                                        1994     1995     1996    1997     1998      1999
                                       -------  -------  ------  -------  -------  ---------
Cash and cash equivalents............. $     6  $    95  $  862  $   490  $   898   $   557
Working capital.......................      87     (372)  1,662      385      758       520
Total assets..........................   3,827    5,476   7,409    2,347    2,791     2,895
Short-term debt.......................     421      472     545      --       580       424
Long-term debt, less current install-
 ments................................   3,718    4,313   4,997    3,506    5,200     5,950
Total liabilities.....................   5,045    6,483   7,510    5,148    6,998     8,075
Net stockholders' deficit.............  (1,218)  (1,007)   (101)  (2,801)  (4,207)   (5,180)

   During the year ended December 31, 1997, Litronic paid a cash dividend of $9.5 million to its shareholders. No other dividends have been paid during the periods presented.

                        SELECTED FINANCIAL DATA--PULSAR

                 (dollars in thousands, except per share data)

   The following table presents selected financial data as of and for each of the years in the four-year period ended December 31, 1997, derived from the financial statements of Pulsar, which have been audited by Keller Bruner & Company, L.L.C., independent certified public accountants. The selected financial data as of and for the year ended December 31, 1998 is derived from the financial statements of Pulsar which have been audited by KPMG LLP, independent certified public accountants. The financial statements of Pulsar as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, and the related reports are included elsewhere in this prospectus.

   The selected data presented below for the three month periods ended March 31, 1998 and 1999, and as of March 31, 1999, are derived from the unaudited condensed financial statements of Pulsar included elsewhere in this prospectus.

   The selected data should be read in conjunction with the financial statements of Pulsar for the three-year period ended December 31, 1998, the related notes and the independent auditors' reports, which contain explanatory paragraphs that state that Pulsar's recurring losses from operations, violation of debt covenants and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The financial statements and the selected data do not include any adjustments that might result from the outcome of this uncertainty.

Selected Statement of Operations Data:

                                                                    Three Months Ended
                                 Years Ended December 31,                March 31,
                         -----------------------------------------  --------------------
                          1994    1995    1996     1997     1998      1998       1999
                         ------- ------- ------- --------  -------  ---------  ---------
Service revenue......... $     * $     * $10,253 $  8,818  $ 3,373  $   1,241  $     369
Product revenue.........       *       * 155,705  142,702   77,159     16,777      9,579
                         ------- ------- ------- --------  -------  ---------  ---------
Total revenue........... 118,739 163,991 165,958  151,520   80,532     18,018      9,948
                         ------- ------- ------- --------  -------  ---------  ---------
Cost of service reve-
 nue....................       *       *   4,870    4,115    1,553        730        155
Cost of product reve-
 nue....................       *       * 144,494  138,086   73,417     16,742      9,234
                         ------- ------- ------- --------  -------  ---------  ---------
Total cost of revenue... 104,416 146,682 149,364  142,201   74,970     17,472      9,389
                         ------- ------- ------- --------  -------  ---------  ---------
Gross margin............  14,323  17,309  16,594    9,319    5,562        546        559
Selling, general, and
 administrative
 expenses...............   8,580  10,410  13,545   17,152   11,665      2,256      1,892
                         ------- ------- ------- --------  -------  ---------  ---------
Operating income
 (loss).................   5,743   6,899   3,049   (7,833)  (6,103)    (1,710)    (1,333)
Other income............     325     --      --       --       --         --         --
Interest income.........     276     392     639      457       61        200         20
Interest expense........   1,377   2,412   3,564    3,640    2,099        706        478
                         ------- ------- ------- --------  -------  ---------  ---------
Net earnings (loss)..... $ 4,967 $ 4,879 $   124 $(11,016) $(8,141) $  (2,216) $  (1,791)
                         ======= ======= ======= ========  =======  =========  =========
Net earnings (loss) per
 share:
 basic and diluted...... $ 4,967 $ 4,879 $   124 $(11,016) $(8,141) $  (2,216) $  (1,791)
                         ======= ======= ======= ========  =======  =========  =========
Weighted average shares
 outstanding............   1,000   1,000   1,000    1,000    1,000      1,000      1,000
                         ======= ======= ======= ========  =======  =========  =========

--------

* The breakdown of revenue and cost of revenue between services and products is not available for the years ended December 31, 1994 and 1995 because, before 1996, Pulsar's accounting system did not track product and service revenue separately. In 1996, Pulsar installed a new accounting system and has since been able to break out product and service revenue.

Selected Balance Sheet Data:

                                                    December 31,
                                       ----------------------------------------  March 31,
                                        1994    1995    1996    1997     1998      1999
                                       ------- ------- ------- -------  -------  ---------
Cash and cash equivalents............. $ 2,895 $ 2,144 $ 2,451 $ 2,236  $   352  $    441
Working capital (deficit).............   8,145   8,090   1,553  (2,436)  (8,168)  (10,067)
Total assets..........................  60,820  82,930  59,785  40,871   12,730     8,539
Short-term debt.......................  35,139  61,970  41,352  28,982   14,435    11,744
Long-term debt, less current install-
 ments................................      41      84      53   4,203    3,241     3,085
Total liabilities.....................  52,070  73,862  52,077  42,681   22,681    20,281
Net stockholders' equity (deficit)....   8,750   9,068   7,708  (1,810)  (9,951)  (11,742)

                            PRO FORMA FINANCIAL DATA

   The following pro forma financial data is based upon data derived from Litronic's and Pulsar's historical consolidated financial statements and has been prepared to illustrate the effects on this data of the Pulsar acquisition and this offering. The unaudited pro forma statements of operations for the year ended December 31, 1998 and the three months ended March 31, 1999 give effect to the acquisition and the closing of this offering as if these transactions had occurred as of January 1, 1998. The unaudited pro forma balance sheet as of March 31, 1999 gives effect to the acquisition and this offering as if these transactions had occurred as of March 31, 1999. The Pulsar acquisition will become effective simultaneously with, and as a condition to, the closing of this offering. The acquisition will be recorded using the purchase method of accounting.

   The pro forma adjustments are based upon preliminary estimates, currently available information and assumptions that management deems appropriate. We have assumed for the purpose of determining the purchase price of the Pulsar acquisition that our common stock issued to the Pulsar stockholders is valued at the initial public offering price. The preliminary estimates regarding allocation of the purchase price are subject to uncertainties, including the final offering price per share and final determination of the fair value of the net assets acquired. In management's opinion, the preliminary estimates regarding allocation of the purchase price of Pulsar are not expected to differ materially from the final allocation. The purchase price allocation will be finalized after the closing of the acquisition. The pro forma financial data are not necessarily indicative of the results we would have obtained had these events occurred at the beginning of the period, as assumed, or of our future results as a combined entity.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                 (dollars in thousands, except per share data)

                                           Year Ended December 31, 1998
                          ----------------------------------------------------------------------------
                                                                                            Pro Forma
                                              Acquisition                   Offering        Combined,
                                              Adjustments      Pro Forma    Proceeds            As
                          Litronic   Pulsar      (AA)           Combined   Adjustments       Adjusted
                          ---------  -------  -----------      ----------  -----------      ----------
Revenues:
  Product...............  $   5,214  $77,159  $                $   82,373  $                $   82,373
  License and service...      1,041    3,373                        4,414                        4,414
  Research and
   development .........        398      --                           398                          398
                          ---------  -------  ----------       ----------  ----------       ----------
  Total revenue.........      6,653   80,532                       87,185                       87,185
                          ---------  -------  ----------       ----------  ----------       ----------
Costs and expenses:
  Cost of sales-
   product..............      2,821   73,417                       76,238                       76,238
  Cost of sales-license
   and
   service .............        950    1,553                        2,503                        2,503
  Selling, general, and
   administrative.......      2,631   11,665                       14,296                       14,296
  Research and
   development .........      1,334      --                         1,334                        1,334
  Amortization of
   goodwill and other
   intangibles..........        --       --        2,601(BB)        2,601                        2,601
                          ---------  -------  ----------       ----------  ----------       ----------
Operating loss..........     (1,083)  (6,103)     (2,601)          (9,787)                      (9,787)
Interest expense........        418    2,099                        2,517        (794)(CC)       1,723
Interest income.........        --        61                           61                           61
                          ---------  -------  ----------       ----------  ----------       ----------
Loss from continuing
 operations before
 income taxes...........     (1,501)  (8,141)     (2,601)         (12,243)        794          (11,449)
Benefit from income
 taxes..................        (95)     --           95(DD)          --                           --
                          ---------  -------  ----------       ----------  ----------       ----------
Loss from continuing
 operations.............  $  (1,406) $(8,141) $   (2,696)      $  (12,243) $      794       $  (11,449)
                          =========  =======  ==========       ==========  ==========       ==========
Loss per share from
 continuing operations:
 basic and diluted......  $    (.36) $(8,141)                  $    (2.03)                  $    (1.18)
                          =========  =======                   ==========                   ==========
Shares used in per share
 com-
 putations: basic and
 diluted................  3,870,693    1,000      (1,000)(EE)   6,040,631   3,700,000 (FF)   9,740,631
                                               2,169,938 (EE)
                          =========  =======  ==========       ==========  ==========       ==========

--------
(AA)Includes adjustments directly attributable to the Pulsar acquisition.
(BB) Reflects the amortization of goodwill and other intangibles of $33.4 million attributable to the acquisition, amortized on a straight line basis over 10- to 15-year periods.
(CC) Reflects the reduction of interest expense which would result from the repayment of $16.0 million of debt as described in "Use of Proceeds."
(DD) Reflects the income tax effect of the change from an S corporation to a C corporation.
(EE) Reflects the exchange of all of Pulsar's outstanding common stock for 2,169,938 shares of our common stock in connection with the Pulsar acquisition.
(FF) Reflects the sale of 3,700,000 shares of our common stock in this offering.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                 (dollars in thousands, except per share data)

                                         Three Months Ended March 31, 1999
                          ---------------------------------------------------------------------------
                                              Acquisition                 Offering         Pro Forma
                                              Adjustments     Pro Forma   Proceeds         Combined,
                          Litronic   Pulsar      (AA)         Combined   Adjustments      As Adjusted
                          ---------  -------  -----------     ---------  -----------      -----------
Revenues:
  Product...............  $     885  $ 9,579   $              $  10,464  $                $    10,464
  License and service...        156      369                        525                           525
  Research and
   development..........        369      --                         369                           369
                          ---------  -------   ---------      ---------  ----------       -----------
  Total revenue.........      1,410    9,948                     11,358                        11,358
                          ---------  -------   ---------      ---------  ----------       -----------
Costs and expenses:
  Cost of sales-
   product..............        507    9,234                      9,741                         9,741
  Cost of sales-license
   and service..........        140      155                        295                           295
  Selling, general, and
   administrative.......        871    1,892                      2,763                         2,763
  Research and
   development..........        765      --                         765                           765
  Amortization of
   goodwill and other
   intangibles..........        --       --          651 (BB)       651                           651
                          ---------  -------   ---------      ---------  ----------       -----------
Operating loss..........       (873)  (1,333)       (651)        (2,857)                       (2,857)
Interest expense........        109      478                        587        (334)(CC)          253
Interest income.........        --        20                         20                            20
                          ---------  -------   ---------      ---------  ----------       -----------
Loss from continuing
 operations before
 income taxes...........       (982)  (1,791)       (651)        (3,424)        334            (3,090)
Provision for (benefit
 from) income taxes.....         (9)     --            9 (DD)       --                            --
                          ---------  -------   ---------      ---------  ----------       -----------
Loss from continuing
 operations.............  $    (973) $(1,791)  $    (660)     $  (3,424) $      334       $    (3,090)
                          =========  =======   =========      =========  ==========       ===========
Loss per share from
 continuing operations:
 basic
 and diluted............  $    (.25) $(1,791)                 $    (.57)                  $      (.32)
                          =========  =======                  =========                   ===========
Shares used in per share
 computations: basic
 and diluted............  3,870,693    1,000      (1,000)(EE) 6,040,631   3,700,000(FF)     9,740,631
                                               2,169,938 (EE)
                          =========  =======   =========      =========  ==========       ===========

--------
(AA) Includes adjustments directly attributable to the Pulsar acquisition.
(BB) Reflects the amortization of goodwill and other intangibles of $33.4 million attributable to the acquisition, amortized on a straight line basis over 10- to 15-year periods.
(CC) Reflects the reduction of interest expense which would result from the repayment of $16.0 million of debt as described in "Use of Proceeds."
(DD) Reflects the income tax effect of the change from an S corporation to a C corporation.
(EE) Reflects the exchange of all of Pulsar's outstanding common stock for 2,169,938 shares of our common stock in connection with the Pulsar acquisition.
(FF) Reflects the sale of 3,700,000 shares of our common stock in this offering.

                       UNAUDITED PRO FORMA BALANCE SHEETS
                             (dollars in thousands)

                                                   March 31, 1999
                          ---------------------------------------------------------------------
                                            Acquisition                Offering      Pro Forma
                                            Adjustments   Pro Forma    Proceeds      Combined,
                          Litronic Pulsar      (AA)       Combined  Adjustments(D)  As Adjusted
                          -------- -------  -----------   --------- --------------  -----------
Assets:
Cash and cash
 equivalents............   $  557  $   441    $            $   998     $15,200(C)     $16,198
Accounts receivable,
 net....................      652    5,798                   6,450                      6,450
Inventories.............      452      890                   1,342                      1,342
Other current assets....      984      --                      984                        984
                           ------  -------    -------      -------     -------        -------
Total current assets....    2,645    7,129                   9,774      15,200         24,974
Property and equipment,
 net....................      250      525                     775                        775
Goodwill and other
 intangibles............      --       --      33,441 (A)   33,441                     33,441
Notes receivable--
 related parties........      --       543                     543                        543
Other assets............      --       342                     342                        342
                           ------  -------    -------      -------     -------        -------
Total assets............   $2,895  $ 8,539    $33,441      $44,875     $15,200        $60,075
                           ======  =======    =======      =======     =======        =======
Liabilities and
 Stockholders' Equity
 (Deficit):
Financing arrangement--
 IBM Global.............   $  --   $ 7,201    $            $ 7,201     $(2,026)(C)    $ 5,175
Current installments of
 long-term debt.........      424      967                   1,391      (1,391)(C)        --
Notes payable--vendors..      --     3,361                   3,361      (3,300)(C)         61
Accounts payable........      911    3,829                   4,740      (1,100)(C)      3,640
Accrued liabilities.....      790    1,623                   2,413                      2,413
Notes payable to
 shareholders...........      --       215                     215                        215
                           ------  -------    -------      -------     -------        -------
Total current
 liabilities............    2,125   17,196                  19,321      (7,817)        11,504
Long-term debt..........    5,950      --                    5,950      (5,950)(C)        --
Notes payable, net of
 current maturities.....      --     3,085                   3,085      (2,633)(C)        452
Stockholders' equity
(deficit):
Common stock............       39        1         22 (A)       61          37             98
                                                   (1)(A)
Additional paid-in
 capital................      --     1,663     21,677 (A)   16,458      31,563         48,021
                                               (1,663)(A)
                                               (5,219)(B)
Accumulated deficit.....   (5,219) (13,406)    13,406 (A)      --                         --
                                                5,219 (B)
                           ------  -------    -------      -------     -------        -------
Net stockholders' equity
 (deficit)..............   (5,180) (11,742)    33,441       16,519      31,600         48,119
                           ------  -------    -------      -------     -------        -------
Total liabilities and
 stockholders' equity
 (deficit)..............   $2,895  $ 8,539    $33,441      $44,875     $15,200        $60,075
                           ======  =======    =======      =======     =======        =======

--------

(A) The adjustment reflects the acquisition of Pulsar under the purchase method of accounting through the issuance of 2.17 million shares of common stock with a fair value of $21.7 million and the assumption of net liabilities of $11.7 million. The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed is preliminary and will be finalized following completion of the acquisition of Pulsar. Included in the amount allocated to goodwill and other intangibles is an allocation of $11.1 million representing the preliminary estimate of value of the customer base and strategic relationships.

(B) Reflects the restructuring of Litronic from an S corporation to a C corporation with a corresponding reclassification of the $5.2 million accumulated deficit to additional paid-in-capital.

(C) Reflects the repayment of debt including additional borrowings of $700,000 subsequent to March 31, 1999, and payment of vendor settlements from the proceeds of this offering.

(D) Reflects the net proceeds from the sale of 3,700,000 shares of our common stock at an assumed price of $10.00 per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the selected financial data of Litronic and Pulsar, the pro forma financial data, and the financial statements and related notes appearing elsewhere in this prospectus.

General

   Litronic provides professional Internet data security services and develops and markets software and microprocessor-based products needed to secure electronic commerce and communications over the Internet and other communications networks based on Internet protocols. Litronic's primary technology offerings use public key infrastructure, which is the standard technology for securing Internet-based commerce and communications.

   Before 1990, Litronic was solely a provider of electronic interconnect products to government and commercial entities. In 1990, Litronic formed its data security division, which forms the basis of its operations today. The data security division was engaged primarily in research and development until 1993 when it began to generate meaningful revenue. In September 1997, Litronic sold its Intercon division, which consisted of the assets relating to its interconnect operations, for cash to Allied Signal Inc., a non-related, publicly-traded company. The gain on sale was $15.0 million, net of tax expense of $241,000. In addition to the cash proceeds received, the sales agreement provided for Litronic's right to receive a contingent purchase price. Effective November 30, 1997, this right was distributed pro rata to the shareholders of Litronic. Except for senior management, these operations were operated independently from Litronic's data security operations. Litronic charged direct costs to the division incurring them. Indirect or shared costs, such as senior management compensation and benefits, rent, utilities and costs of tax, legal and other advisory services, were allocated on the basis of actual usage and head count. Litronic's historical consolidated financial statements have been restated to reflect the sale of the Intercon division as discontinued operations.

   Upon the closing of this offering, Litronic is acquiring Pulsar, a provider of network-based information technology consulting services to commercial accounts and federal, state and local government agencies, in exchange for 2,169,938 shares of our common stock valued at $10.00 per share, the anticipated initial public offering price. In addition to its consulting services, Pulsar also has an established product reseller business, which focuses on resales to government agencies, large corporate accounts and state and local governments.

Results of operations--comparison of the three months ended March 31, 1998 and 1999

 Litronic

   Total revenue. Total revenue decreased 15% from $1.7 million during the three months ended March 31, 1998 to $1.4 million during the three months ended March 31, 1999. The decrease was primarily attributable to decreased sales of the ARGUS 300 products to the U.S. Army Corps of Engineers and readers to Lockheed Martin Corporation under the Defense Messaging System contract.

   During the three months ended March 31, 1998, Litronic derived 36%, 35% and 16% of its revenue from sales to Lockheed Martin Corporation, U.S. Army Corps of Engineers and the National Security Agency. During the three months ended March 31, 1999, Litronic derived 39%, 27%, and

5% of its revenue from sales to Lockheed Martin Corporation, the National Security Agency and the U.S. Army Corps of Engineers.

   Sales to federal government agencies accounted for approximately 51% and 32% of Litronic's sales during the three months ended March 31, 1998 and 1999.

   Product revenue. Product revenue decreased 35% from $1.4 million in the three months ended March 31, 1998 to $885,000 in the three months ended March 31, 1999. This decrease is primarily attributable to reduced sales of our ARGUS 300 products to the U.S. Army Corps of Engineers as a result of the substantial completion of the Corps of Engineers Financial Management Services, or CEFMS, contract and reduced sales of reader/writers to Lockheed Martin Corporation under the Defense Messaging System contract. We expect that sales of our ARGUS 300 products under the CEFMS contract will continue to diminish; however, we expect significant additional sales of the ARGUS 300 and other products to the U.S. Army Corps of Engineers as a result of its recently commenced program to upgrade its information technology systems periodically. Based on our experience with the U.S. Army Corps of Engineers, we expect to participate in the program through sales of the ARGUS 300 and other products and expect to generate revenue from the recently commenced program beginning in the fourth quarter of 1999.

   License and service revenue. License and service revenue decreased from $309,000 during the three months ended March 31, 1998 to $156,000 during the three months ended March 31, 1999. This change is primarily due to a decrease of $246,000 in revenue from the National Security Agency Defense Messaging System support services.

   Research and development revenue. Research and development revenue for the three months ended March 31, 1999 of $369,000 represents amounts earned under a contract with the National Security Agency under which we are designing a microprocessor meeting minimum specifications established by the National Security Agency. We have contracted with others to perform aspects of this project. All related project costs are expensed as research and development as incurred. No other funds received for research and development projects were recorded during any of the periods presented. Regardless of the results of the development efforts the amounts received from the National Security Agency are nonrefundable. The related research and development costs are not separately identifiable. Therefore, the corresponding costs of the entire development effort are included in research and development expenses.

   Product gross margin. Product gross margins decreased as a percentage of net product revenue from 51% during the three months ended March 31, 1998 to 43% during the three months ended March 31, 1999. The decrease resulted primarily from decreased sales of ARGUS data encryption products to the U.S. Army Corps of Engineers.

   License and service gross margin. License and service gross margin decreased as a percentage of its revenue from 43% during the three months ended March 31, 1998 to 10% during the three months ended March 31, 1999. This decrease resulted primarily from higher compensation costs associated with the reduction of support services revenue under the Defense Messaging System contract.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 32% from $662,000 during the three months ended March 31, 1998 to $871,000 during the three months ended March 31, 1999. As a percentage of revenue, selling, general and administrative expenses increased from 40% during the three months ended March 31, 1998 to 62% during the three months ended March 31, 1999. Selling, general and administrative expenses increased primarily due to increased staffing to support business expansion and increased professional fees.

   Research and development expenses. Research and development expenses increased 124% from $341,000 during the three months ended March 31, 1998 to $765,000 during the three months ended March 31, 1999. The increase was primarily attributable to increased costs associated with increased new product development, including expenses associated with the development efforts of the Forte microprocessor, which we are designing in conjunction with Atmel Corporation, and increased staffing to support research and development efforts including the Forte project. As a percentage of revenue, research and development expenses increased from 21% during the three months ended March 31, 1998 to 54% during the three months ended March 31, 1999. The increase reflected our continued investment in research and development of future products and services coupled with the reduction in revenue described above.

   Interest expense, net. Interest expense, net increased slightly from $108,000 during the three months ended March 31, 1998 to $109,000 during the three months ended March 31, 1999. The average borrowings required for operations were comparable during the three months ended March 31, 1998 and 1999.

   Income taxes. Before this offering, Litronic elected to be treated as an S corporation under the provisions of Section 1362 of the Internal Revenue Code of 1986 and used the accrual basis of reporting for income tax purposes. Accordingly, Litronic did not provide for federal income taxes at the corporate level. Litronic was subject to state taxes on earnings before taxes. The provision for state income taxes was a credit of $51,000 and $9,000 for the three months ended March 31, 1998 and 1999 as a result of losses from operations.

   Backlog. At March 31, 1999, Litronic had total backlog of $299,000, including $227,000 attributable to the National Security Agency. Backlog represents signed purchase orders received but not filled and, in the case of the $227,000 attributable to the National Security Agency, funding of future research and development costs. At March 31, 1998, we had total backlog of $626,000, including $147,000 attributable to the U.S. Army Corps of Engineers and $388,000 attributable to the National Security Agency.

 Pulsar

   Total revenue. Total revenue decreased 45%, from $18.0 million during the three months ended March 31, 1998 to $9.9 million during the three months ended March 31, 1999. During the three months ended March 31, 1998 and 1999, Pulsar derived 16% and 18% of its revenue from sales to the U.S. Immigration and Naturalization Service. Total revenue to federal government agencies declined 42% from $16.2 million during the three months ended March 31, 1998 to $9.4 million during the three months ended March 31, 1999. This decrease is attributable primarily to the federal government's reallocation of budget dollars from hardware and software procurements to resolving year 2000 issues.

   Product revenue. Product revenue declined 43% from $16.8 million during the three months ended March 31, 1998 to $9.6 million during the three months ended March 31, 1999. This decrease is primarily attributable to the following factors:

  . In 1997, Pulsar made a strategic decision to eliminate its high volume, low margin Federal Systems Integration, or FSI, program activities, which accounted for 13% of its product revenue during the three months ended March 31, 1998 and was completely eliminated as of March 31, 1999. Sales under the FSI program were phased out due to the diminishing margins produced by these sales.

  . Pulsar voluntarily withdrew from the Section 8(a) program in June 1997 in anticipation of its scheduled graduation from the program in November 1997. Section 8(a) contract revenue was $1.2 million during the three months ended March 31, 1998 and was eliminated during the three months ended March 31, 1999.

  . Commercial, state and local government revenue decreased by 59%, from $1.4 million during the three months ended March 31, 1998 to $569,000 during the three months ended March 31, 1999. This decrease is primarily attributable to the loss of a contract with Montgomery County, Maryland, and the closing of Pulsar's Atlanta sales office.

  . Revenue from the General Services Administration, or GSA, schedule contract and National Institutes of Health, or NIH, schedule contract declined 25% from $12.0 million during the three months ended March 31, 1998 to $9.0 million during the three months ended March 31, 1999. This decrease is primarily attributable to the reallocation of government budget dollars from hardware and software procurements towards resolving year 2000 issues.

   Service revenue. Service revenue declined by 69%, from $1.2 million during the three months ended March 31, 1998 to $369,000 during the three months ended March 31, 1999. This decrease is primarily attributable to a reduction in service revenue from expiring Section 8(a) contracts with the U.S. Department of Education and the Naval Research Lab Contract.

   Total gross margin. Pulsar's total gross margin increased 2%, from $546,000 during the three months ended March 31, 1998 to $559,000 during the three months ended March 31, 1999.

   Product gross margin. Pulsar's product gross margin increased to 4% during the three months ended March 31, 1999. The increase in gross product margin was primarily attributable to not filing for rebate income during the three months ended March 31, 1998. Additional factors attributable to increased gross product margins include a reduction in FSI sales, which relate to lower margin product sales, and Pulsar's successful bidding for higher margin product contracts, partially offset by a $125,000 write-off of expired rebates receivable.

   Service gross margin. Service gross margin increased from 41% during the three months ended March 31, 1998 to 58% during the three months ended March 31, 1999. This increase is primarily attributable to Pulsar obtaining higher margin contract work with Prince George's County and the loss of lower margin contract work with the U.S. Department of Education and the Naval Research Lab contract.

   Selling, general and administrative expenses. Selling, general and administrative expenses decreased 16% from $2.3 million during the three months ended March 31, 1998 to $1.9 million during the three months ended March 31, 1999. The decrease was primarily attributable to a reduction in administrative and sales staffing and rent expense partially offset by one-time legal and accounting fees of approximately $450,000 associated with the acquisition of Pulsar by Litronic. Bad debt expense decreased from $75,000 during the three months ended March 31, 1998 to $40,000 during the three months ended March 31, 1999. The bad debt expense for the three month periods ended March 31, 1998 and 1999 was related to a reserve for the allowance for doubtful accounts against accounts receivable.

   Interest expense. Interest expense decreased 32%, from $706,000 during the three months ended March 31, 1998 to $478,000 during the three months ended March 31, 1999. This is primarily attributable to a significant decrease in Pulsar's average daily borrowings during the three months ended March 31, 1998 compared to the three months ended March 31, 1999.

   Interest income. Interest income decreased 90% from $200,000 during the three months ended March 31, 1998 to $20,000 during the three months ended March 31, 1999. The decrease is primarily attributable to the decrease in interest recognized on the cash surrender value of life insurance policies.

Results of operations--comparison of years ended December 31, 1996, 1997 and
1998

 Litronic

   Total revenue. Total revenue increased 8% from $9.4 million during the year ended December 31, 1996 to $10.2 million during the year ended December 31, 1997 and decreased 35% from 1997 to $6.7 million during the year ended December 31, 1998. The increase from 1996 to 1997 was primarily attributable to increased sales of the ARGUS 300 products to the U.S. Army Corps of Engineers. The decrease from 1997 to 1998 was primarily attributable to the decreased sales of the ARGUS 300 products, as described below.

   During the year ended December 31, 1996, Litronic derived 39%, 29% and 18% of its revenue from sales to Lockheed Martin Corporation, U.S. Army Corps of Engineers and the National Security Agency. During the year ended December 31, 1997, Litronic derived 45%, 20%, and 19% of its revenue from sales to U.S. Army Corps of Engineers, Lockheed Martin Corporation and the National Security Agency. During the year ended December 31, 1998, Litronic derived 44%, 20% and 17% of its revenue from sales to Lockheed Martin Corporation, the National Security Agency and the U.S. Army Corps of Engineers. Sales to federal government agencies accounted for approximately 84% and 81% of Litronic's sales during the years ended December 31, 1997 and 1998.

   Product revenue. Product revenue increased 10% from $7.9 million in the year ended December 31, 1996 to $8.6 million in the year ended December 31, 1997 and decreased 40% from 1997 to $5.2 million in the year ended December 31, 1998. The increase from 1996 to 1997 was primarily attributable to increased sales of our ARGUS 300 products to the U.S. Army Corps of Engineers. The decrease from 1997 to 1998 is primarily attributable to reduced sales of our ARGUS 300 products to the U.S. Army Corps of Engineers as a result of the substantial completion of the CEFMS contract. The CEFMS contract with the U.S. Army Corps of Engineers expired September 30, 1998. The Defense Messaging System contract expires in November 1999, but it may be renewed by Lockheed Martin for up to four one-year periods.

   License and service revenue. License and service revenue was $1.5 million during the years ended December 31, 1996 and 1997 and declined from 1997 by 32% to $1.0 million for the year ended December 31, 1998. The decline from 1997 to 1998 was attributable primarily to reduced service revenue from the National Security Agency as a result of its determination that it will no longer pay for Litronic-provided support services for the Defense Messaging System and the subsequent decline in support requests from users of Litronic's support services.

   Research and development revenue. Research and development revenue for the year ended December 31, 1998 of $398,000 represents amounts earned under a contract with the National Security Agency under which we are designing a microprocessor meeting minimum specifications established by the National Security Agency. We have contracted with others to perform aspects of the project. All related project costs are expensed as research and development as incurred. No other funds received for research and development projects were recorded during any of the periods presented. Regardless of the results of the development efforts the amounts received from the National Security Agency are nonrefundable. The related research and development costs are not separately identifiable. Therefore, the corresponding costs of the entire development effort are included in research and development expenses.

   Product gross margin. Product gross margin increased as a percentage of net product revenue from 48% during the year ended December 31, 1996 to 63% during the year ended December 31, 1997 and decreased to 46% during the year ended December 31, 1998. The increase from 1996 to 1997 resulted primarily from increased sales of ARGUS data encryption products to the U.S. Army Corps of Engineers. The decrease from 1997 to 1998 is primarily attributable to reduced sales under the CEFMS contract and sales of low margin pass-through products to the National Security Agency.

   License and service gross margin. License and service gross margin decreased as a percentage of its revenue from 62% during the year ended December 31, 1996 to 58% during the year ended December 31, 1997 and decreased from 1997 to 9% during the year ended December 31, 1998. The decrease from 1996 to 1997 was due to additional head count and higher per employee costs. The decrease from 1997 to 1998 resulted primarily from higher compensation costs associated with the reduction of support services revenue under the Defense Messaging System contract.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 70% from $2.1 million during the year ended December 31, 1996 to $3.5 million during the year ended December 31, 1997 and decreased 25% from 1997 to $2.6 million during the year ended December 31, 1998. As a percentage of revenue, selling, general and administrative expenses increased from 22% during the year ended December 31, 1996 to 34% during the year ended December 31, 1997 and increased from 1997 to 40% during the year ended December 31, 1998. Selling, general and administrative expenses during 1997 were higher due to nonrecurring bonuses of $1.0 million paid to shareholder employees following the sale of the Intercon division. In addition, selling, general and administrative expenses increased as a percentage of revenue due to increased staffing to support the anticipated expansion of Litronic's business.

   Research and development expenses. Research and development expenses increased 62% from $725,000 during the year ended December 31, 1996 to $1.2 million during the year ended December 31, 1997 and increased 14% from 1997 to $1.3 million during the year ended December 31, 1998. The increases from 1996 to 1998 were primarily attributable to increased costs associated with increased new product development, including expenses associated with the development efforts of the Forte microprocessor, which we are designing in conjunction with Atmel Corporation to be embedded in our Forte PKIcard. As a percentage of revenue, research and development expenses increased from 8% during the year ended December 31, 1996 to 12% during the year ended December 31, 1997 and increased from 1997 to 20% during the year ended December 31, 1998. These increases reflected our continued investment in research and development of future products and services coupled with the reduction in revenue in 1998 described above.

   Interest expense, net. Interest expense, net, increased by 121% from $19,000 during the year ended December 31, 1996 to $42,000 during the year ended December 31, 1997 and increased almost tenfold from 1997 to $418,000 during the year ended December 31, 1998. The increases in interest expense from 1996 to 1998 were attributable to increased levels of borrowings required for operations.

   Income taxes. The provision for state income taxes was $29,000 and $22,000 for the years ended December 31, 1996 and 1997. For the year ended December 31, 1998, Litronic had a benefit of $95,000 as a result of losses from continuing operations before income taxes of $1.5 million.

   Backlog. At December 31, 1998, Litronic had total backlog of $717,000, including $109,000 attributable to Lockheed Martin Corporation and $596,000 attributable to the National Security Agency. In the case of the $596,000 attributable to the National Security Agency, backlog represents funding of future research and development. At December 31, 1997, we had total backlog of $1.1 million, including $466,000 attributable to Lockheed Martin Corporation and $578,000 attributable to the National Security Agency.

 Pulsar

   Total revenue. Total revenue decreased 9%, from $166.0 million during the year ended December 31, 1996 to $151.5 million during the year ended December 31, 1997 and decreased 47% from 1997 to $80.5 million during the year ended December 31, 1998.

   During the years ended December 31, 1997 and 1998, Pulsar derived 11% and 22% of its revenue from sales to the U.S. Immigration and Naturalization Service. Total revenue to federal government agencies decreased 8% from $139.1 million during the year ended December 31, 1996 to $128.1 million for the year ended December 31, 1997 and declined 41% from 1997 to $75.7 million during the year ended December 31, 1998. The decrease was attributable primarily to a decrease in Pulsar's sales to the U.S. government under its Section 8(a) contracts, partially offset by an increase in GSA schedule revenue and NIH contract revenue.

   Product revenue. Product revenue declined 8%, from $155.7 million during the year ended December 31, 1996 to $142.7 million during the year ended December 31, 1997, and declined 46% from 1997 to $77.2 million during the year ended December 31, 1998. This decrease was primarily attributable to the following factors:

  . In 1997, Pulsar made a strategic decision to eliminate its high volume, low margin FSI program activities, which accounted for 23% of its revenue during 1996, 24% of its revenue during 1997 and 4% of its revenue during 1998. Sales under the FSI program were phased out during this period due to the diminishing margins produced by these sales. FSI revenue decreased 4% from $38.1 million in the year ended December 31, 1996 to $36.7 million in the year ended December 31, 1997 and decreased 92% from 1997 to $3.2 million in the year ended December 31, 1998.

  . Pulsar voluntarily withdrew from the Section 8(a) program in June 1997 in anticipation of its scheduled graduation from the program in November 1997. Section 8(a) contract revenue decreased by 71% from $50.1 million during the year ended December 31, 1996 to $14.3 million during the year ended December 31, 1997 and decreased 78% to $3.1 million during the year ended December 31, 1998.

  . Commercial, state and local government revenue decreased by 8% from $24.8 million during the year ended December 31, 1996 to $22.9 million during the year ended December 31, 1997, primarily due to a sales staff focus on FSI program revenues, and decreased 83% to $3.9 million during the year ended December 31, 1998 primarily due to the loss of a contract with Montgomery County, Maryland and the closing of Pulsar's Atlanta sales office.

  . The reductions in revenue were partially offset by an increase in GSA schedule revenue commencing in 1996 and NIH revenue commencing in 1998. This revenue increased 61%, from $42.7 million during the year ended December 31, 1996 to $68.8 million during the year ended December 31, 1997, and declined 3% from 1997 to $67.0 million during the year ended December 31, 1998. The overall increase in GSA and NIH contract revenue was primarily due to Pulsar's shift in sales focus in response to the Federal Streamline Act of 1996, which encourages all agencies to use the GSA or the NIH vehicle to procure products and services in support of information technology requirements instead of traditional time-restrictive contracting methods. The decrease in GSA revenue from 1997 to 1998 was due in part to the government's reallocation of budget dollars from hardware and software procurements toward resolving year 2000 issues.

   Service revenue. Service revenue declined by 14%, from $10.3 million during the year ended December 31, 1996 to $8.8 million during the year ended December 31, 1997 and declined 62% from 1997 to $3.4 million during the year ended December 31, 1998. The decrease from 1996 to 1997 was attributable primarily to the completion of a contract with Samsung Electronics. The decrease from 1997 to 1998 was attributable primarily to a reduction in service revenue from expiring Section 8(a) contracts with the U.S. Department of Education and the Naval Research Lab contract.

   Total gross margin. Pulsar's gross margin decreased as a percentage of revenue from 10% during the year ended December 31, 1996 to 6% during the year ended December 31, 1997 and increased from 1997 to 7% during the year ended December 31, 1998. The gross margin declined from $16.6 million for the year ended December 31, 1996 to $9.3 million for the year ended December 31, 1997 and declined from 1997 to $5.6 million for the year ended December 31, 1998. The overall decrease from 1996 to 1997 was attributable primarily to the reduction in total revenue combined with a decrease in gross margin percentage. The decrease from 1997 to 1998 was attributable to a reduction in total revenue and the $1.6 million write-off of expired rebates receivable discussed below partially offset by a reduction on the write-off of obsolete inventory.

   Product gross margin. Product gross margin declined as a percentage of revenue from 7% during the year ended December 31, 1996 to 3% during the year ended December 31, 1997 and increased from 1997 to 5% during the year ended December 31, 1998. The decrease in product margin from 1996 to 1997 was attributable to industry competition and write-off of obsolete inventory. Consistent with Pulsar's business plan, the increase from 1997 to 1998 was attributable primarily to reduced FSI sales, which are lower margin product, and Pulsar's successful bidding for higher margin product contracts, partially offset by the write-off of obsolete inventory and the write-off of expired rebates receivable.

   Pulsar wrote off approximately $1.6 million of rebate receivables against cost of product sales during the year ended December 31, 1998. Approximately $1.3 million of the rebate receivables was written off due to inaccurate or incomplete filings. Although these rebates were resubmitted after their initial incomplete or inaccurate filings, the expiration period for these rebates had expired at the time of resubmission, resulting in the rebates becoming uncollectible. With respect to the other $300,000 of rebate receivables, rebates for one program were filed and two checks aggregating approximately $300,000 were received by Pulsar from the original equipment manufacturers, but the checks were never deposited into Pulsar's account, and therefore became stale.

   Pulsar has subsequently revised its collection procedures to provide that all rebate checks are recorded when received and monitored pending their deposit into Pulsar's account. If a rebate has not been collected in a timely manner Pulsar contacts the original equipment manufacturer to resolve any outstanding matters. This procedure is designed to ensure proper collection and timely deposits of checks.

   In addition, Pulsar has initiated new rebate procedures to ensure that accurate rebates are filed on a timely basis. These procedures include a monthly tickler system showing all current rebate programs and the status of outstanding rebates receivable. Pulsar has also implemented a new system which automatically summarizes the rebates available based on products sold in the current month. This summary is reviewed by personnel in the contracts department on a product-by-product basis before the preparation of rebate submissions. Pulsar's contracts department files the rebates, then follows up to ensure that all rebates are collected, and immediately resolves any discrepancies with the original equipment manufacturer sponsoring the rebate programs. Pulsar has also reassigned responsibilities to new personnel and instituted new review procedures including increased oversight by the vice president of finance.

   Litronic will continue to utilize the newly adopted procedures developed by Pulsar to ensure that rebate receivables are filed accurately and collected on a timely basis.

   Pulsar was unable to separately quantify the amount of expense for obsolescence, book to physical inventory adjustments or shrinkage for the years ended December 31, 1996 and 1997. This was due to Pulsar's former practice of making one year-end reconciling adjustment to the general ledger to adjust inventory for obsolescence and shrinkage, and differences between the physical inventory count and the general ledger inventory balance. The total year-end adjustment was $495,000 for 1996 and $2.9 million for 1997. Management believes that the amount of obsolete inventory during these periods was material. These adjustments were recorded as an increase to cost of sales during the years ended December 31, 1996 and 1997, thus decreasing gross margin. Pulsar's historical year-end reconciliation process was used to adjust the inventory to the physical count at each year-end.

   Since January 1, 1998, Pulsar has implemented a monthly physical inventory reconciliation and a year-end reconciliation procedure to separately account for obsolete inventory and differences in the physical inventory and the general ledger inventory balance. The charge for obsolete inventory during the year ended December 31, 1998 was $344,000.

   Service gross margin. Service gross margins remained unchanged at 53% during the years ended December 31, 1996 and 1997 and increased slightly from 1997 to 54% during the year ended December 31, 1998.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 27% from $13.5 million during the year ended December 31, 1996 to $17.2 million during the year ended December 31, 1997 and decreased 32% from 1997 to $11.7 million during the year ended December 31, 1998. The increase from 1996 to 1997 was attributable primarily to bad debt expense associated with accounts receivable and notes receivable. The decrease from 1997 to 1998 reflects a reduction in the total amount of bad debt expense and a reduction in administrative and sales staffing. Selling, general and administrative expenses increased as a percentage of revenue from 8% during the year ended December 31, 1996 to 11% during the year ended December 31, 1997 and increased from 1997 to 14% during the year ended December 31, 1998.

   Bad debt expense and measures designed to reduce bad debts. Bad debt write-offs increased from $403,000 during the year ended December 31, 1996 to $4.6 million during the year ended December 31, 1997 and decreased from 1997 to $1.8 million during the year ended December 31, 1998. Bad debt expense in 1997 was primarily attributable to extending credit to commercial clients who did not meet their obligations in the amount of $3.9 million and commercial loans outside of the normal course of business that were deemed uncollectible in the amount of $702,000. Bad debt expense in 1998 was incurred from commercial clients who did not meet their obligations. Additionally, Pulsar has implemented procedures to reduce the exposure to commercial bad debts, including:

  . performing thorough credit reviews on all new and existing non-government customers, including verifying references and analyzing customer's Dun and Bradstreet reports before extending credit; and

  . changing its customer profile by significantly reducing FSI reseller clients from the federal government to Fortune 500 clients, thus reducing credit risk.

   Notes receivable--related parties. Pulsar had previously assigned two notes receivable from third parties to a related party in the aggregate principal amount of $623,000. These notes receivable were assigned back to Pulsar in December 1997. The notes and accrued interest were determined to be uncollectible after pursuing legal action to collect and written off as bad debt expense in the year ended December 31, 1997.

   The provision for notes receivable-related parties of $655,000 for the year ended December 31, 1998 relates to a note due from a company owned by a relative of the shareholders of Pulsar. Under the terms of the note, payment on the note is not due until commercial real estate owned by the related party is sold. The related party has advised us that it does not intend to sell the property, and the value of the property is not in excess of the mortgage. In addition, any proceeds derived from the sale of the property would be applied against the mortgage before repayment of the note. During 1998 the related party experienced financial difficulties as a result of its commercial real estate operations. Based upon the related party's cash flows and decline in its financial condition, Pulsar determined that the note had become impaired. The amount of the impairment was determined in accordance with Statement of Financial Accounting Standards No. 114, and the note was fully reserved as of December 31, 1998.

   Cost cutting measures designed to reduce selling, general and administrative expenses. In an effort to reduce selling, general and administrative expenses in future periods, Pulsar has taken significant cost cutting measures, including:

  . automating administrative job functions through business process reengineering and other reductions, thus reducing head count by 2 executives and 30 administrative personnel compensated on an hourly basis from January 30, 1998 to May 1, 1999; and

  . relocating to less expensive office space beginning October 1, 1998, thus decreasing monthly rent expense from $46,000 to $11,000.

   Expenses paid during the year ended December 31, 1998 to achieve these cost reductions included $24,000 in severance fees and $750,000 in lease termination fees. There were no related expenses accrued for the year ended December 31, 1998 or the three months ended March 31, 1999 or related expenses paid during the three months ended March 31, 1999.

   Interest expense. Interest expense increased by 2%, from $3.6 million during the year ended December 31, 1996 to $3.6 million during the year ended December 31, 1997, and decreased by 42% from 1997 to $2.1 million during the year ended December 31, 1998. Pulsar's average daily borrowings decreased during 1996, but additional interest expense was recognized due to a new agreement Pulsar entered into with its creditor, IBM Global. Interest expense decreased in 1998 due to a significant decrease in borrowings.

   Interest income. Interest income decreased by 28%, from $639,000 during the year ended December 31, 1996 to $457,000 during the year ended December 31, 1997 and decreased by 87% to $61,000 during the year ended December 31, 1998. These decreased were attributable primarily to a reduction in the outstanding notes receivable balances. Also, during 1998, Pulsar did not recognize interest income on the related party notes receivable.

Liquidity and capital resources

   On a pro forma combined, as adjusted, basis, we had working capital of $13.5 million as of March 31, 1999.

   We have entered into an agreement with Fidelity Funding permitting us to borrow under a new $20.0 million secured revolving line of credit facility commencing upon the closing of this offering. The agreement provides for:

  .  a three-year term, subject to one-year renewals at the lender's option;

  .  an annual interest rate of prime plus .625%;

  . a pledge of substantially all of our personal and real property as collateral; and

  . a cap on our borrowings equal to 85% of our eligible accounts receivable plus the lesser of (a) 50% of the value of our eligible on-hand inventory or (b) $1.0 million.

   We believe that the net proceeds of this offering, together with availability under our new $20.0 million revolving line of credit and existing cash and cash equivalents, will be sufficient to satisfy our contemplated cash requirements for at least 12 months following the closing of this offering, including planned capital expenditures of approximately $1.0 million and an anticipated increase in rent expense for our California operation of $400,000 per year following our anticipated relocation of our California headquarters. We could be required to seek additional financing if:

  . our plans change due to changes in market conditions, competitive factors, progress of our research and development efforts or new opportunities that may become available in the future;

  .  our assumptions change or prove to be inaccurate; or

  . the net proceeds of this offering or our cash flows prove to be insufficient to finance our growth strategy.

 Litronic

   Historically, Litronic's cash requirements have been financed through a combination of cash flow from operations, except in the year ended December 31, 1998, bank financing and loans from its principal shareholders and affiliates. Some of Litronic's borrowings contain covenants and restrictions, including maintenance of minimum tangible net worth and working capital, and they prohibit the payment of dividends. Litronic was in compliance with or had received waivers for these covenants as of December 31, 1998 and March 31, 1999.

   During the three months ended March 31, 1999, cash used in operations for Litronic was $866,000, primarily due to a net loss of $973,000 and an increase in other current assets of $599,000. These were partially offset by a decrease in accounts receivable of $88,000 due to improved collections in 1999 and an increase in accounts payable of $455,000.

   During the three months ended March 31, 1999, cash provided by financing activities was $594,000, consisting primarily of borrowings of $1.1 million under the revolving note payable to a bank and $750,000 under the long-term notes payable, partially offset by repayments of $1.3 million under the revolving note payable to a bank.

   Litronic's capital expenditures, including computer equipment, test equipment and furniture and fixtures, were $69,000 during the three months ended March 31, 1999. Litronic's capital expenditures were funded through cash generated from operations and through its secured revolving credit line and borrowing from its principal shareholders.

   As of June 3, 1999, Litronic had an aggregate of $6.6 million outstanding under various promissory notes to BYL Bank Group at a fixed annual interest rate of 6.6%. These notes are due upon the earlier of July 31, 2000 or a change of control of Litronic Industries and are personally guaranteed by Kris Shah and secured by personal assets pledged by Mr. Shah. We intend to use proceeds from this offering to repay the indebtedness under these notes.

   In addition, we intend to use proceeds from this offering to repay in full the outstanding balance under Litronic's $2.5 million line of credit facility with Fidelity Funding Inc. in the approximate amount of $450,000. This facility expires in February 2000 and is personally guaranteed by Mr. Shah.

 Pulsar

   Pulsar's capital requirements have been and will continue to be significant. To date, its cash requirements have exceeded its cash flow from operations. Pulsar historically has satisfied cash requirements through borrowings. Pulsar's financial statements include an explanatory paragraph in the independent auditors' report that states that Pulsar's losses from operations, violation of debt covenants and net capital deficiency raise substantial doubt about Pulsar's ability to continue as a going concern. The debt covenants violated by Pulsar were contained in its inventory and working capital financing agreement with IBM Global and in a series of subsequent forbearance agreements. These covenants required Pulsar to maintain at various times financial ratios of annualized revenue to working capital, net profit after tax to revenue and total liabilities to tangible net worth. Pulsar has received a forbearance agreement from IBM Global through the earlier of June 21, 1999 or the date that Pulsar or its stockholders determine that the Pulsar acquisition will not occur. We expect to be in compliance with these covenants following the closing of the Pulsar acquisition and this offering.

   Total cash provided for the three months ended March 31, 1999 was $89,000. Pulsar's cash provided from operations for the three months ended March 31, 1999 was $2.9 million. This primarily resulted from collections of accounts receivable of $4.2 million, and an increase in accrued liabilities of $551,000, offset by a net loss of $1.8 million. The increase in accrued liabilities was primarily attributable to accrued professional fees associated with the acquisition of Pulsar by Litronic. Cash used in financing activities resulted primarily from repayments of our line of credit for $2.2 million and repayments of vendor notes payable for $587,000.

   Total cash used for the year ended December 31, 1998 was $1.9 million. Pulsar's cash provided from operations for the year ended December 31, 1998, was $18.4 million. This primarily resulted from collections of accounts receivable of $17.7 million, reduction of inventory of $1.6 million and an increase in accounts payable of $2.6 million, offset by a net loss of $8.1 million, including non-cash provision for doubtful accounts and notes receivable of $3.4 million. Inventory decreased as a result of a change in business practices from carrying inventory to anticipate customer requests to a just-in-time method of inventory.

   Cash used in financing activities for the year ended December 31, 1998, was $21.4 million, resulting primarily from $18.7 million in payments made to decrease indebtedness outstanding under its financing arrangement with IBM Global, a portion of which was funded by borrowings of $1.5 million against the cash surrender value of life insurance policies.

   Pulsar's capital expenditures, including computer equipment, warehouse equipment, and furniture and fixtures, were $58,000 for the year ended December 31, 1998. Proceeds from loans from cash surrender value of life insurance net of premium payments and increase in cash surrender value of policy were $1.2 million.

   During the year ended December 31, 1998 and the three months ended March 31, 1999, Pulsar repaid a total of approximately $1.0 million outstanding under its term loan from Wilmington Trust

Company which bears interest at the prime rate in effect from time to time and matures in December 2002. On May 5, 1999, this loan was reduced by an additional $543,000, leaving a balance due of approximately $3.5 million. This debt is personally guaranteed by William W. Davis, Sr. and Lillian A. Davis and is secured by property pledged by a family member of Mr. Davis. We intend to use proceeds from this offering to repay the balance of this indebtedness in full.

   During the year ended December 31, 1998 and the three months ended March 31, 1999, Pulsar also converted $5.9 million in accounts payable to notes payable including $5.1 million due to negotiated agreements with vendors and $785,000 as a result of lawsuits settled with structured payments. As of March 31, 1999, $3.0 million of these notes payable remained outstanding. We intend to use proceeds from this offering to repay this balance.

   Following is information regarding lawsuits filed against Pulsar other than the lawsuits filed by G2 Resources, Inc., Rudolph Menna and A&T Marketing, Inc., which are described on page 68. During the year ended December 31, 1998, two lawsuits were filed against Pulsar by trade vendors claiming approximately $739,000, plus interest, attorney's fees and costs. These lawsuits were settled as structured payments in the aggregate amount of approximately $785,000 and the obligations were classified as notes payable. Payments applied against these notes payable during the year ended December 31, 1998 totalled approximately $315,000, which included approximately $15,000 of interest expense. During the first quarter ended March 31, 1999, nine lawsuits were filed against Pulsar by trade vendors and a local government agency claiming approximately $875,000, plus interest, attorney's fees and costs. As of March 31, 1999, these lawsuits were settled for an aggregate amount of approximately $929,000, including approximately $60,000 of interest, attorney's fees and costs, and the obligations were classified as accounts payable. Payments applied against these accounts payable during the quarter ended March 31, 1999 totalled approximately $41,000, which included approximately $2,000 of interest expense. During the quarter ended March 31, 1999, payments applied against the notes payable relating to the two lawsuits filed and settled in 1998 totalled approximately $278,000, which included approximately $8,000 of interest expense. From March 31, 1999, to June 3, 1999, four other lawsuits were filed against Pulsar by trade vendors claiming approximately $215,000, plus interest, attorney's fees and costs. One of these lawsuits has been settled for approximately $134,000. Lawsuits comprised of claims totaling $82,000 remain unsettled. As of June 3, 1999, Pulsar owes approximately $947,000 on the claims that have been settled and are classified as notes payable or accounts payable, due during 1999. We have allocated $1.1 million of the net proceeds of this offering to pay the amounts due under these settlements as well as anticipated amounts to pay the as-yet-unsettled claims.

   Additionally, Pulsar has approximately $2.9 million of accounts payable balances which are more than 90 days overdue as of June 3, 1999. We expect to use cash from operations to fund these obligations to the extent we are not able to negotiate extended payment arrangements. If these funds prove insufficient, we may use a portion of the proceeds from this offering allocated to working capital to satisfy these obligations.

   Pulsar funded its operations during the year ended December 31, 1998 through its financing agreement with IBM Global. Under this agreement, Pulsar purchases hardware and software from authorized suppliers and finances the purchases through IBM Global. The agreement provided for an initial credit line up to $18 million, which has been increased and decreased over time through amendments to the forbearance agreement, based on Pulsar's hardware and software procurement requirements financed through the line of credit, and as a result of defaults that have occurred related to the forbearance agreements. As of March 31, 1999, the maximum amount available under the line of credit was $9.0 million, which was reduced to $8.0 million as of April 30, 1999. As of March 31, 1999, $7.2 million was outstanding under the line. The line of credit allows Pulsar to finance up to 85% of its eligible accounts receivable and 100% of the value of its on-hand inventory. The credit line is secured by substantially all assets of Pulsar and is personally guaranteed by, and secured by $1.4 million of the personal assets of, Mr. Davis and Ms. Davis. We intend to use $1.4 million of the proceeds from this offering to reduce amounts outstanding under this credit line.

   IBM Global has agreed to forbear Pulsar's violations of financial covenants in the IBM Global financing agreement in exchange for Pulsar's agreement to pay to IBM Global, on or before October 1999, either (a) warrants to purchase for a nominal amount a fully diluted 4% ownership interest in Pulsar or (b) the lesser of:

  .  $650,000,

  . 4% of the sale price upon the sale of all or substantially all of Pulsar's assets, or

  . a pro rata share of $650,000 upon the sale of less than substantially all of Pulsar's assets.

We intend to satisfy this obligation to IBM Global by paying $650,000 to it upon the closing of this offering.

Pro forma information and future trends

   Following this offering, we intend to roll out our enterprise-wide data security products to Pulsar's significant existing client base. We believe that Pulsar's custom-designed secure personal computers, or PCs, will provide us with another type of data security product offering, broadening the scope of our offerings and enabling us to provide our customers with a comprehensive data security solution. Our strategy also involves continuing Pulsar's recent shift in product reselling focus to higher margin products, expanding Pulsar's professional service offerings and increasing sales of Pulsar's products and professional services to commercial customers and state and local governments. We also intend to leverage Pulsar's direct sales force, distribution channels and partners to expand our marketing of our Internet data security products.

 Revenue

   During the year ended December 31, 1998 and three months ended March 31, 1999, sales of Internet data security products, including NetSign, Pro File Manager and CryptOS, accounted for 6% and 8% of our revenue on a pro forma combined basis.

   We are currently experiencing increased demand for our Internet data security products, including NetSign, ProFile Manager and CryptOS, from commercial customers. Our recently released Internet-related products such as NetSign, NetSign Pro, CipherServer, and developer toolkits such as CryptOS SDK, have also experienced favorable market acceptance. We expect to continue to experience significant increases in sales of these products as a result of the expected continued growth in electronic commerce and communications over the Internet and our plan to roll out our data security products to Pulsar's existing and significant client base.

   During the year ended December 31, 1998 and three months ended March 31, 1999, on a pro forma combined basis, product reselling accounted for 89% and 84% of our revenue and license and service revenue accounted for 5% of our revenue in both periods. Research and development revenue accounted for .5 % and 3% of our revenue on a pro forma combined basis for the year ended December 31, 1998 and the three months ended March 31, 1999. Research and development revenue represents amounts earned under a contract with the National Security Agency under which we are designing a microprocessor meeting minimim specifications established by the National Security Agency. As we expand our professional service offerings and grow our sales of Internet data security products, we expect license and service revenue to increase as a percentage of revenue and product reselling to account for a decreasing portion of our revenue.

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

   On a pro forma combined basis, only one of our customers, the U.S. Immigration and Naturalization Service, has accounted for 10% or more of our revenue, accounting for 21% of combined revenue during the year ended December 31, 1998 and 16% of combined revenue during the three months ended March 31, 1999. Sales to U.S. government agencies accounted for approximately 93% of our pro forma combined revenue for the year ended December 31, 1998 and 86% during the three months ended March 31, 1999.

 Gross margin

   During the year ended December 31, 1998 and three months ended March 31, 1999, Litronic's data security products had a gross margin of 46% and 43% and Pulsar's product reselling activities had a gross margin of 5% and 4%. Pulsar recently shifted its product reselling focus toward higher margin computer and network security products, including intrusion detection software and firewalls, which are custom designed configurations installed into a network to prevent unauthorized access from outside the network. We intend to continue to focus our product reselling efforts toward these products. As a result, we expect product reselling gross margin to increase as a percentage of corresponding revenue. Our license and service revenue has a relatively high gross margin, with a gross margin of 43% for the year ended December 31, 1998 and 44% for the three months ended March 31, 1999 on a pro forma combined basis. Because we expect our higher gross margin sources of revenue to increase as a percentage of revenue and our gross margin from product reselling to increase, we expect our gross margin to increase as a percentage of total revenue.

 Cost cutting measures

   Pulsar has taken several cost cutting measures since the beginning of 1998 which have significantly reduced the expenses associated with selling, general and administrative activities, including an overall reduction of staff from 75 persons at December 31, 1997 to 44 persons at April 1, 1999, enhanced credit procedures and reduced rent expense. In addition, as a combined entity, we expect to consolidate Litronic's Washington, D.C. area offices into Pulsar's offices in Lanham, Maryland.

 Focused marketing efforts

   We have recently begun to focus our marketing efforts on commercial customers. The commercial markets for PKI security products are expected to be intensely competitive. In addition, as we intensify our focus on the commercial markets and expand the marketing of our Internet data security products, we anticipate increasing expenditures for sales and marketing, particularly expenses associated with

  .opening additional marketing channel support offices;

  .adding commercial sales personnel to focus on sales to commercial markets;
     and

  .continually introducing and refining products in response to market demands.

   Our sales and marketing expenses are generally incurred in advance of associated revenue and we expect these expenses to increase both as a percentage of revenue as well as in amount. These measures could adversely affect our operating income.

   As a result of the cost cutting measures and focused marketing efforts described above we expect a net reduction in selling, general and administrative expenses.

 Research and development

   In an effort to increase our research and development activities, we have allocated $5.0 million of the net proceeds of this offering to research and development activities for the next 12 months.

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

We expect expenses related to research and development to increase significantly as a consequence of our increased focus on these activities.

 Intangible assets

   The Pulsar acquisition will result in a significant increase in our intangible assets. Approximately $33.4 million, or 56%, of our pro forma combined, as adjusted, assets as of March 31, 1999, consisted of intangible assets arising from the acquisition. This amount represents goodwill and other intangibles, which will be amortized over 10- to 15-year periods and represents the excess of the aggregate purchase price paid in connection with the acquisition over the fair value of net assets acquired. The amount of goodwill and other intangibles amortized in a particular period constitutes a non-cash expense, which is not tax deductible, that reduces our net earnings or increases our net loss.

Year 2000 issues

   An issue affecting us and others is the inability of many computer systems and applications to process the year 2000 date change, the date 9/9/99 and the leap year 2000. Many currently installed computer systems and software applications are coded to accept only two digit entries in the date code field. These date code fields will need to accept entries to distinguish 21st century dates from 20th century dates. The inability to recognize or properly treat the year 2000 issue may cause Litronic's systems and applications to process critical financial and operational information incorrectly.

   We have established a committee to determine the extent to which we may be vulnerable to the year 2000 issue. The committee is responsible for the ongoing assessment, renovation of, testing, and certification of all business-critical infrastructure systems and applications software. In the process of its evaluation of the year 2000 issue, the committee has developed potential business disruption scenarios and is developing a contingency plan, which we anticipate will be completed by July 1999. The costs incurred to date related to the year 2000 issue have related primarily to time spent by employees in year 2000 compliance matters and have not been significant. We do not believe future costs will be significant. The following is a description of how we have categorized and are addressing the year 2000 issue.

 Internal systems

   We have evaluated our internal computer systems in an effort to determine the actions, if any, necessary to make them year 2000 compliant. Our evaluation has involved testing our systems to ensure that they are year 2000 compliant. Based on its present review of our systems, the committee has determined that we do not have a high risk of computer-related internal systems problems from the year 2000 issue.

 Embedded systems

   We also recognize that there are risks with respect to embedded systems that are not necessarily part of our information technology systems but contain microprocessor chips which may not function properly with the change of date to the year 2000. The majority of the embedded systems on which we rely in our day-to-day operations are owned and managed by the lessors of the buildings in which our offices are located, or by agents of these lessors. We have received letters from our lessors and, as applicable, their agents indicating the year 2000 compliance of the embedded systems. Based upon these responses we do not believe there are any year 2000 compliance issues with our embedded systems.

   Because we believe that our information technology and embedded systems will be substantially year 2000 compliant in advance of the year 2000 date change, we have no contingency plan to address non-compliance. We expect that, as we complete testing of information technology and embedded systems, we will develop contingency plans if we determine that any business critical systems will not be year 2000 compliant.

 Outside vendors and customers

   Disruptions with respect to the computer systems of vendors or customers, which are outside our control, could impair our ability to obtain services or conduct business with our customers. Disruptions of our utilities or telecommunications systems could have a material adverse effect upon our financial condition and results of operations. We believe that no other providers are material to our business. Disruptions of customers' computer systems could interfere with customers' ability to make timely payments on accounts, could disrupt our customers' ability to manage the installation process of our products, which could adversely affect our ability to reach our milestones, and thus to recognize revenue, and could disrupt other administrative activities.

   The committee has sent year 2000 issue questionnaires to our significant vendors, suppliers and customers. Although the responses we have received do not indicate any significant year 2000 issues, we do not have any assurances that all of our significant vendors, suppliers and customers will take the necessary steps to ensure that their respective systems will be protected against the year 2000 issue or that even if such steps are taken, they will be successful. As we continue to assess the risk of our significant vendors', customers' and suppliers' systems, we will develop and implement, if necessary, curative plans and contingency plans to address any year 2000 compliance issues.

 Our products

   We have determined that our products, to the extent that underlying hardware platforms, operating systems and databases will accommodate the year 2000 date change, are year 2000 compliant and will accommodate the year 2000 date change.

   We anticipate that virtually all of our customers and potential customers will be required to evaluate their information technology systems with respect to the year 2000 date change and that some of our customers and potential customers may incur material costs in connection with this evaluation and any necessary repairs and replacements. Customers and potential customers may be required to devote material portions of their information technology budgets to these evaluations, repairs and replacements, which could materially reduce their other information technology purchases in 1999, including their purchases of Litronic's products, particularly as the year 2000 date change draws closer. We do not have any information as to the degree to which this issue will affect our customers or potential customers.

 Summary

   There can be no assurance that any year 2000 issue-related precautions with respect to our internal information technology systems, embedded systems or our products will eliminate the numerous and varied risks associated with the year 2000 date change. Further, there is a risk that we will be adversely affected by the year 2000 issue or related difficulties encountered by vendors or customers or by any downturn in information technology purchases or in the economy in general as the year 2000 date change draws nearer. Any of these risks could adversely affect our business.

   Management believes that the most likely worst case scenario related to the year 2000 issues that we may experience would be either an inability to obtain inventory components from suppliers or delays in receiving orders or payments from customers due to year 2000 problems experienced by these third parties. These events, if experienced, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Fluctuations in quarterly operating results

   Our quarterly operating results may fluctuate significantly as result of a variety of factors, many of which are outside our control. These factors include:

  .  the length of our customer commitments;

  .  patterns of information technology spending by customers;

  . the timing, size, mix and customer acceptance of our product and service product offerings and those of our competitors;

  .  the timing and magnitude of required capital expenditures;

  .  the need to use outside contractors to complete some assignments; and

  .  general economic conditions.

   In addition, the sales and implementation cycles associated with our product sales and network design and implementation activities can, as a result, be lengthy, potentially lasting from 45 to 90 days. Evaluating customers' data security needs and designing and implementing custom networks typically requires significant expenditure of time, capital and other resources. Customers' purchasing decisions for our products and systems may be subject to delay due to many factors not within our control, such as the significant expense of many data security products and network systems, customers' internal budgeting process, year 2000 concerns and the other procedures customers may require for the approval of large purchases. Further, the implementation process is subject to delays resulting from administrative concerns associated with incorporating new technologies into existing networks, deployment of a new network system and data migration to the new system.

   As a result, comparisons of quarterly results may not be meaningful and should not be relied upon, nor will they necessarily reflect on future performance. Fluctuations in quarterly operating results may adversely affect the trading price of our common stock if our operating results are below the expectations of public market analysts and investors.

New accounting standards

   In June 1998, the Financial Accounting Standards Board issued Statement 133, Accounting for Derivative Instruments and Hedging Activities. The new statement established accounting and reporting standards for derivative instruments and for hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use, and is effective for fiscal years beginning after December 15, 1998.

   In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires these costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998.

   In December 1998, the AICPA issued SOP 98-9. SOP 98-9 amends paragraphs of SOP 97-2 to require recognition of revenue using the residual method under some circumstances, and is effective for fiscal years beginning after March 15, 1999.

   The adoption of these new standards is not expected to have a material impact on our consolidated financial statements.

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

                              INDUSTRY INFORMATION

Internet data security industry

 The Internet data security market

   Consumers, government agencies and corporations are increasingly relying upon the Internet and Internet protocol-based networks to conduct electronic commerce and communications. International Data Corporation estimates that the number of Internet users will grow from 97 million in 1998 to 320 million in 2002, with electronic commerce growing from $32 billion to $426 billion over the same period. The increasing proliferation of, and reliance upon, shared electronic data has caused data security to become a paramount concern of businesses, government, educational institutions and consumers.

   Demand for information security products is forecast by Datamonitor, an independent research firm, to increase from $1.6 billion in 1997 to almost $7 billion by 2001, an annual growth rate of 44%. In addition, Datamonitor forecasts the Internet-security PKI segment to be the fastest growing segment of this market, increasing from $75 million in 1997 to approximately $1.9 billion by 2001, an annual growth rate of 124%. The market for encryption technology is estimated by Datamonitor to be the second fastest growing segment of the market increasing from $168 million in 1997 to more than $1 billion in 2001.

   We believe our data security products provide the solution for entities and consumers seeking to provide protection for their proprietary data.

 Increasing need for Internet data security

   In addition to protecting against unauthorized access to proprietary information, data security affects an enterprise's ability to conduct electronic commerce. Companies such as Amazon.com, Inc., Bank of America, Cisco Systems, Inc., Dell Computer Corp., eBay and E*Trade Group, Inc. have enjoyed dramatic growth in their online customer base and revenue as consumers execute an increasing number of transactions over the Internet. The Internet's ease of use, 24-hour availability, speed of delivery, global reach and ability to simplify product and vendor comparisons are fueling this growth. However, consumer concerns about the trustworthiness and security of the Internet have been one of the main impediments to even faster growth of electronic commerce and other communications. Hacking tools, such as password guessing and address spoofing programs, are freely available on the Internet and bulletin board systems. Merchants and consumers need assurances that consumers making electronic purchases are correctly identified and confirmed and that the confidentiality of information such as credit card and bank account numbers are maintained.

   We believe that continued expansion of electronic commerce will require the implementation of improved PKI security measures which will irrefutably verify the identity of a party over the Internet and ensure that the information being transmitted between that party and the other party is kept private. We also believe the security required to fuel this continued expansion of electronic commerce and communication will be provided through the continued advancement in PKI mathematical formulas referred to as algorithms. Algorithms enable digital document signing and encryption of proprietary data.

   As enterprises place an increasing reliance on electronic commerce and communication, the need to protect confidential data from unauthorized intrusion has become paramount. According to the Computer Security Institute, 78% of respondents to its 1998 CSI/FBI Computer Crime and Security

Survey reported that they are connected to the Internet, but 39% of the respondents did not have a first line of defense against unauthorized intrusion into their networks. Unauthorized use of computer systems within the previous 12 months was reported by 64% of these respondents, representing a 16% increase from the prior year.

   The consequences of unauthorized access, which is often undetected, can range from theft of proprietary information or other assets to the alteration or destruction of stored data. The Computer Security Institute survey reports that approximately 72% of respondent companies experienced a financial loss related to information security and disaster recovery in the past two years. According to estimates by the Federal Bureau of Investigation, U.S. companies experience estimated losses of $5 to $10 billion per year as a result of unauthorized access to information and data. The Yankee Group, an independent research firm, estimates that network security breaches cost corporations in the U.S. over $5.0 billion per year in business losses, including productivity, customer confidence and competitive advantage.

 Requirements for end-to-end data security

   Today's client operating systems and Internet protocol-based networks lack basic security and key Internet security features such as data privacy and integrity, identification, authentication and auditing.

   End-to-end data security concerns can be addressed by a variety of means. Traditionally, enterprises relied heavily on passwords to restrict access to proprietary information and materials. However, because of the risk of loss or theft, more advanced protective measures have been developed to include combinations of passwords and tokens with message encryption and personal identification devices. Regardless of the form of the data security device, the level of security provided is evaluated based on a set of fundamental principles, which include the following:

  . Identification and authentication. Verifies the identity of the authorized users to prevent unauthorized access to proprietary information and resources.

  . Confidentiality. Involves the encryption of data transmissions so that only the intended recipient can access the information to ensure privacy.

  .  Data integrity. Ensures that data is not compromised or manipulated.

  . Non-repudiation. Prevents the sender of data transmissions from disclaiming, or repudiating, authorship so that the sender cannot deny the occurrence of the transaction.

  . Audit control. Retraces information access and facilities use over a particular time period at a systems administration level so an enterprise can monitor and record authorized and unauthorized user activity.

  . Secured system administration. Maintains and controls corporate intranets centrally through file encryption, password maintenance, audit control, certificate and cryptographic key management and device accessibility control.

   The process of implementing Internet and Internet protocol-based network solutions requires specialized skills lacking in most corporate information technology departments. We provide the technology, products and services necessary for most companies to implement or manage their data security infrastructure.

 Cryptographic technologies

   Cryptography is the process of encoding and decoding electronic messages using mathematical algorithms, or ciphers, to enable the confidential transmission of electronic messages to authorized

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

persons. Digital cryptography is performed using a combination of symmetric ciphers and asymmetric ciphers to achieve each of the basic data security elements of identification and authentication, confidentiality, integrity and non-repudiation. Symmetric ciphers are commonly referred to as symmetric-key or secret-key cryptography and asymmetric ciphers are commonly referred to as asymmetric-key or public-key cryptography.

   Both symmetric-key and asymmetric-key cryptography use an encrypting and a decrypting key. The decrypting key is user's unique number that is input to the mathematical algorithm, or the cipher, used to encrypt or decrypt the message. In symmetric-key cryptography, the encrypting key and the decrypting key, which is secret, are identical. Thus, to transmit a message, a secure key exchange must be performed so that the key can be shared with the recipient of the message. In asymmetric-key cryptography, the encrypting key, a public key, and the decrypting key, a secret key, are different and thus the public key can be distributed to authorized recipients without risk of security breach. Because asymmetric cryptography allows for wide distribution of the encrypting key, it permits secure communication among a large group of people without requiring manual distribution of the key. Additionally, asymmetric-key cryptography relies on the generation of digital certificates which can be used to provide the user authentication, data integrity and non-repudiation elements of the information security system. However, public-key cryptography requires the use of extremely complicated ciphers, so that encryption of large messages is relatively slow when compared to encryption using secret-key cryptography. Thus, asymmetric-key cryptography is commonly used to protect symmetric keys and symmetric-key cryptography is commonly used for bulk encryption.

 Identification and authentication

   Authentication of a user's identity is generally accomplished by passwords. Because passwords are vulnerable to decoding or observation and subsequent use by unauthorized persons, they are less secure than if used with tokens. Tokens are small devices ranging from simple credit card-like objects, rings, proximity cards and plastic keys to more advanced secure tokens, including smartcards, PKI cards and PCMCIA cards. For greater protection, two-factor identification and authentication is implemented by combining tokens with a password or personal identification number to verify authentication of the user. For added security, three factor authentication which consists of token, password and biometric comparisons, can be implemented.

   PKI cards are credit card-sized semiconductor plastic cards that contain an embedded microprocessor, memory, a secure operating system and the user's secret key, password and digital certificates. PKI cards have significant advantages because of their ability to perform basic cryptographic functions on the card itself rather than on the computer, thus reducing the risk that a breach of security on the computer will lead to the unauthorized release of proprietary information. Through the use of PKI cards, e-mail messages, purchase orders, credit card numbers, videoclips, data inquiries and other confidential transmissions are secured as they are sent and therefore can be opened only by the intended recipient.

   PCMCIA cards are parallel computer peripherals similar in size to a credit card, though thicker, which contain multiple microprocessor chips. PCMCIA cards have greater storage capacity, higher data exchange rate and greater processing power than conventional smartcards and therefore are capable of performing advanced cryptographic functions that cannot be performed on a conventional smartcard. These advanced functions allow for use of more powerful algorithms and thus provide for a greater overall level of security through the use of PCMCIA cards.

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

   We are currently leading a joint effort with Atmel Corporation under a contract with the National Security Agency to develop Forte, an ultra fast 32-bit microprocessor. We are embedding the Forte chip into our new Forte PKIcard, which we expect will be the world's fastest and most cryptographically advanced PKI card. We expect that Forte will provide PCMCIA level performance at a price competitive with advanced smartcards. Further, Forte is being designed to be International Standards Organization compliant and therefore able to be used in conventional reader/writers.

 PKI digital certificates

   The basic element of PKI, a cutting-edge development in the information security field, is the digital certificate. Digital certificate technology provides a highly advanced form of authentication and secure key exchange. PKI digital certificates are specially prepared software files through which the sender can digitally sign a message with a unique identification code. The recipient of the message can authenticate the identity of the sender and verify the integrity of the data through the use of a trusted third party known as a certificate authority by obtaining the sender's public key from the certificate digitally signed by the certificate authority. Furthermore, the uniqueness of the certificates provides for non-repudiation, which prevents the sender from denying that it sent the message and which is not available with less sophisticated techniques. With the development of secure-token technology, digital certificates can now be incorporated into smartcards, PKI cards and PCMCIA cards to provide an information security system that provides two-factor identification and authentication or three-factor identification and authentication with the incorporation of biometric technology.

   Biometric technology utilizes fingerprints or other unique characteristics of an individual to serve as a digital identification. The use of digital certificates is expanding rapidly across the Internet. In fact, several states now consider digital signatures contractually binding and there is a growing acceptance within the federal government to effectuate transactions through the use of digital certificates.

Systems integration and networking solutions industry

   In recent years, there has been an increasing demand for open system approaches designed to create interoperability among commercial off-the-shelf computer software and hardware products manufactured by different suppliers. In addition, excessive development costs and the rapid pace of technological change have led both governmental and commercial customers to demand more flexible systems created by adapting readily-available commercial off-the-shelf software and hardware.

   The emergence of the rapidly developing Internet protocol-based network technologies in the 1990s has further fueled the demand for network computer systems. Although information technologies, secure data transmissions, and data encryption have long been in use in the military intelligence arena, recent technological advancements in computer hardware and software have now made these applications economically viable for use by private companies. This has given rise to the need for specialized expertise in the areas of local and wide area network design and installation, network management and operation and network security, using new and complex information technology hardware and software products. Typically, the design and implementation of these systems in both commercial enterprises and government agencies also involves the resale of the hardware and software required for the system to the customer.

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

                                    BUSINESS

Overview

   Litronic provides professional Internet data security services and develops and markets software and microprocessor-based products needed to secure electronic commerce and communications over the Internet and other communications networks based on Internet protocols. Litronic's primary technology offerings utilize PKI, which is the standard technology for securing Internet-based commerce and communications. PKI helps ensure the integrity and privacy of information being transmitted and verifies the identity, authenticity and authority of the sender and the recipient of that information. To increase sales capacity for its proprietary products and to capitalize on opportunities in the rapidly growing Internet security market, simultaneously with the closing of this offering, Litronic is acquiring Pulsar, a network integration solutions company that specializes in deploying large-scale network solutions to organizations in the commercial and government sectors.

Strategy

   We believe that significant market opportunities exist due to the increasing prevalence of electronic communication resulting from advancements in Internet and electronic commerce technologies. These opportunities are expected to create a primary need for PKI. Thus, we intend to pursue a strategy of growth which is designed to capitalize on the market opportunities and the competitive advantages we believe will result from the Pulsar acquisition. Key elements of our business strategy include:

  . Increasing Internet market penetration. We intend to capitalize on Pulsar's existing and significant client base and sales and marketing infrastructure to broaden and accelerate the market penetration of our comprehensive data security product offerings. In our experience, large commercial accounts frequently seek to secure total integrated network security solutions from a limited number of suppliers. We intend to utilize our brand recognition in the Internet protocol-based network security market and Pulsar's network implementation expertise and integration capabilities to support our efforts to gain greater market penetration.

  . Increasing marketing opportunities. The creation of a larger marketing and service organization, a higher market profile and greater financial strength is expected to generate greater opportunities for marketing our products in the U.S. and internationally.

  . Maintaining technological leadership in Internet protocol-based network security. Through our industry-recognized research and development capabilities, we intend to upgrade and enhance our existing security products and develop new products to meet the expanding market's continually evolving requirements, technologies and standards. Enhanced versions of ProFile Manager and Maestro are expected to be released in the third quarter of 1999. We believe that our research and development capabilities and the combined expertise of our technical staff position us to respond quickly and effectively to technological change, increased competition and market demands.

  . Expanding professional Internet protocol-based network security services. We intend to provide our customers with a full range security services, including security policy assessments and evaluations, custom software development, integration and maintenance for the Internet and other Internet protocol based communications network.

  . Expanding and leveraging strategic alliances. We intend to maintain and leverage existing strategic alliances and develop new strategic alliances with vendors with

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

     complementary technologies, products and services to maximize sales and market development opportunities.

  . Strategic acquisitions. To the extent opportunities arise, we will seek to acquire other technologies, product lines and businesses which complement our products.

  . Increasing sales per customer. We will seek to increase average sales per customer based on our enhanced ability to offer system integration services in addition to our suite of data security products.

  . Minimizing risk of sales and service delays. The unavailability of skilled professionals in the information technology and Internet security solution outsourcing and integration sectors has in the past caused companies with advanced proprietary technologies to experience sales and service delays. By bringing together our research and development staff and Pulsar's existing sales and technical personnel and procedures, we aim to minimize the risk of these delays.

  . Increasing international sales. We will seek to generate additional sales in foreign markets by establishing a network of international distributors and value-added resellers. The U.S. government has recently relaxed the export restrictions for our ProFile Manager, NetSign and other high-level encryption products. These products may now be exported without a license to most countries for use by banks, online merchants, healthcare, insurance organizations and overseas subsidiaries of U.S. companies. To capitalize on these opportunities, we are in the process of building or have built relationships with distributors and resellers with computer security expertise in these market sectors:

      . we have appointed distributors in Japan and Spain;

      . we are negotiating with potential distributors and resellers in Europe, Africa and Asia; and

      . we intend to appoint a director of international sales who will be responsible for the management of our international distributor network.

   In addition, we expect to experience the following benefits as a result of our acquisition of Pulsar:

  . Experience of management, key personnel and consultants. We believe the added depth, breadth and experience of Pulsar's management team, key employees and consultants enhances our ability to successfully implement our business strategy.

  . Comprehensive data security products and services offering. We believe we can satisfy the comprehensive requirements of enterprises through the combination of our open-architecture, open-platform, open-token and algorithm-independent technologies and products and Pulsar's networking solution services. We believe the combination of Pulsar's service operations and Litronic's product offerings will distinguish us from other PKI information technology solution providers by enabling us to provide comprehensive information security systems rather than addressing only selected aspects of customers' data security needs.

  . Solutions addressing the key elements of Internet data security. Unlike other integrators that rely on reselling of products produced by other vendors to respond to the needs of an enterprise, we develop, manufacture and market many of the applications, software, cryptographic libraries, readers/writers and tokens that are required to create comprehensive

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

     token-based PKI security solutions that address the key data security elements of: identification and authentication; confidentiality; data integrity; non-repudiation; audit control; and system administration.

   Additionally, because our applications are open standards, we can integrate products and services of other vendors into our products to enhance our solutions capability.

Internet data security products

 General

   Our Internet data security products provide the highest level of commercially-available security for secure e-mail, secure file transport, file protection, remote access, authentication and authorization in an open multi-platform standards-based framework. The foundation of our Internet data security products is our extensive cryptographic library and device drivers supporting numerous different operating system platforms and token management systems which enable users to seamlessly integrate token-based security enhancements into existing networking environments or into newly designed and implemented networks. Our products can also be used by software developers to add token-based information security to applications such as browsers, firewalls, e-mail systems, database management systems and other client/server applications.

   Our data security products are designed with an open architecture, so they can operate independently of:

  . algorithms--our security products are designed to use different suites of algorithms depending upon the application requirements, for example, military or banking and finance.

  . platforms--our security products may be used with many different computer types and operating systems, for example, Windows, UNIX, and MacIntosh.

  . applications--our security products may be used with various software applications, for example, e-mail, e-commerce, database systems or word processors.

  . tokens--our security products function with various types of tokens, for example, software tokens, smartcards and PC cards.

   As a result of this open architecture, these products are compatible with virtually all commonly used network hardware. Algorithm independence allows our products to be tailored to numerous encryption algorithms through software selection. As a result, our libraries, drivers and security devices are compatible with a variety of encryption algorithms, and popular software applications and operating systems. We develop and embed these cryptographic technologies in a multitude of devices and tokens, including smartcards, PKI cards, PCMCIA cards, embedded industry standard architecture, or ISA, and peripheral component interconnect, or PCI, bus cards. We are also working with other companies to implement use of PCMCIA cards, PKI cards and smartcards to support biometric technologies such as fingerprint and voice recognition. These products provide the added protection of a security token utilizing public-key cryptography, key exchange techniques and electronic signatures on most popular operating systems and hardware platforms. In addition, our technologies permit functions to be scaled as performance and pricing requirements dictate.

 Internet application software

   NetSign and NetSign PRO. These products are software adapters that integrate smartcards and digital certificate technology to enhance security in software systems designed to provide electronic commerce, e-mail, Internet access, file access and world-wide-web browsers such as Netscape

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

Communicator and Microsoft Explorer. NetSign and NetSign PRO software products are bundled with a smartcard reader/writer and smartcards. NetSign PRO has the added security feature of file encryption capabilities and other security utilities.

   ProFile Manager. ProFile Manager is a complete, stand-alone, PKI lifecycle management solution. ProFile Manager provides for token-based security systems management from initialization to secure archive and recovery. For the recovery of token-based information, ProFile Manager provides an optional integration with a secured database of private keys and other user identification information and the use of third-party certificate authorities. ProFile Manager integrates with NetSign, NetSign PRO and other token-enabled products to provide a complete solution for an enterprise's security needs, including secure Internet access, digitally signed and encrypted e-mail, desk-top file encryption and secure remote network access.

 Internet cryptographic API developer toolkits

   CryptOS SDK and CryptOS SDK+. CryptOS SDK products are cryptographic APIs that allow application developers to use off-the-shelf or custom application software to integrate smartcard technology into existing systems, thus adding hardware-strength security to software-only systems. CryptOS SDK is bundled with a smartcard reader/writer and smartcards. CryptOS SDK+ has additional tools for Java programming.

   Maestro. Maestro, a product we have only recently introduced to the market, is a multi-protocol cryptographic library that enables software developers to incorporate secure token-based, symmetric- and asymmetric-key cryptography into their application software. Maestro is a multi/concurrent access, cross-platform system that supports multiple types of tokens such as smartcards, PCMCIA cards and cryptographic algorithms. Coupled with token reader/writers, Maestro supports devices over commonly used interfaces, including keyboard, serial, small computer system interface, or SCSI, parallel port and universal serial bus. Maestro currently supports two commonly used cryptographic interface protocols. We are developing additional protocol adapters to expand the functionality of Maestro. Maestro is compatible with Windows 95, 98 and NT operating systems as well as all popular UNIX platforms.

 Security tokens

   ISO smartcards. We offer a family of off-the-shelf International Standards Organization, or ISO, standard smartcards ranging from storage-only cards to cards containing cryptographic capabilities.

   Moniker, PC-cryptocard. We also offer Moniker, a Fortezza standard PCMCIA card. The Fortezza standard PCMCIA cards are commonly used by the Department of Defense, as well as by other governmental and commercial entities.

   Forte PKIcard. We are in the process of developing a next generation PKI card, the Forte PKIcard, in cooperation with Atmel Corporation. Forte is an ultra fast 32-bit microprocessor which is being designed with a high speed universal serial bus interface in addition to the ISO interface. Forte is also to be designed with a larger storage capacity and processing speed than existing smartcards. The Forte PKIcard is expected to be manufactured in the U.S. and we anticipate shipments to begin in late 1999.


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

   Other tokens. Because our products are open-architecture, open-platform, open-token, algorithm and API-independent, we offer third-party tokens, such as PCMCIA cards, smartcards, rings, proximity cards and plastic keys and other commercially available tokens, for use with our reader/writers and application software.

 Token reader/writers

   A token reader/writer is a hardware component that electronically reads the content of a smartcard, PCMCIA card, or PKI card. We manufacture several different types of reader/writers. Following is a brief description of their features.

   Serial and keyboard port smartcard and PKI card reader/writers. We sell our reader/writers as a security product component or bundled with other products such as ProFile Manager, NetSign and/or CryptOS SDK to provide token-based data security solutions.

   We manufacture and sell compact, hand-held smartcard reader/writers that interface through the RS-232 serial port of a PC or workstation. The Series 215 and 220 reader/writers are compatible with Windows 95, 98, NT and UNIX and MacIntosh operating systems. The Series 220 reader/writer can optionally be connected through the keyboard port which provides the added security of a protected personal identification number, or PIN, path. With a protected PIN path, the password authentication is intercepted by the reader/writer thus preventing a hacker from implanting an unauthorized program in the PC to intercept the password. We offer a Series 230 reader/writer which is integrated into a keyboard, and also offer a Series 410 reader/writer which connects to a computer through its PCMCIA slot.

   ARGUS 300. The ARGUS 300 consists of a tamper-resistant ISA board and external reader/writer and is connected to the keyboard. The ARGUS 300 incorporates DES encryption technologies and offers additional security features such as boot protection, electronic commerce security and protected PIN path directly through the board rather than through an external device that might be tampered with by an unauthorized user. The ARGUS 300 is validated for electronic signature by the National Institute of Standards and Technology, or NIST, the U.S. Treasury Department and General Accounting Office.

   PCMCIA client reader/writer. We offer a series of single-and dual-socket PCMCIA card reader/writers for both internal and external application, that interface via various ports such as SCSI, ISA bus, PCI bus, universal serial bus and parallel port. These reader/writers incorporate our proprietary device drivers which provide the interface between the reader/writer and its application software such as Maestro and third-party application software.

   CipherServer. We offer a reader/writer that contains sockets for up to eight PCMCIA cards, is used on the enterprise's server side and incorporates the device drivers and other technologies of our other PCMCIA readers. CipherServer interfaces with the host server to enable the host server to provide rapid/simultaneous processing of cryptographic functions received from numerous clients.

Other custom-designed security products

 Secure PCs

   Pulsar has developed and we intend to offer a family of secure, year 2000 compliant, servers which are based on a two-state workstation technology that operate in either the secured state or the public state. A transition between the two states causes all temporary data in the volatile memory to

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

be fully erased. This process precludes an unauthorized subsequent user from accessing the classified information that would otherwise be resident in the system's memory.

 Managed firewall and virtual private networks solutions

   Through our Pulsar operations, we will offer secure architecture based firewall and virtual private networks gateway technology using intrusion detection software for high data capacity and scalable security solutions. These software and hardware systems provide for multi-user remote administration, and integrated management of multiple security policies and firewalls.

 Network security and management tools

   Our network security and management tools are a scalable, comprehensive collection of network security and management solutions assembled into an integrated security suite of hardware and software. The tools include a multi-tiered approach to virus protection covering the client, server and Internet gateway through a combination of encryption, firewall and virtual private networks technologies. These tools protect networking systems against attacks, and compromise and loss, while maintaining the integrity of business functions and data. These products ensure full network performance with a proactive approach by fixing problems, planning growth and optimizing functionality and reliability.

Professional data security services

   Through our Pulsar operations, we will offer comprehensive networking solutions with a particular emphasis on designing, developing, implementing, supporting and maintaining networks that provide for a high level of data security. Pulsar develops and implements complete turn-key networks or enhances or expands existing networks, as the customer requires.

   These services include:

  . strategic consulting, including site risk and requirements analysis and design;

  .  custom design and development;

  .  project management;

  .  construction, installation and implementation;

  .  on-site or remote system support, maintenance and repair; and

  .  on-site system management.

   Pulsar approaches the design and development of solutions for customers by evaluating their existing infrastructure, architecture and technologies to optimize the performance of their existing system and augment their systems as necessary to meet their changing requirements. Project responsibilities typically require the integration of access control, intrusion detection and biometric validation.

   Because of Pulsar's expertise in designing and implementing systems providing for robust security, our solutions will address the networking and data security needs of our customers, including:

  .  Internet access and security;

  .  secured intranet/extranet capabilities;

  .  enterprise security procedures and administration;

  . secured critical private network and remote dial-in network capabilities;

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

  .  secured distributive applications;

  .  open-systems migration of data;

  .  information security communication services; and

  .  artificial intelligence technologies.

   Pulsar provides network solutions through the implementation of the latest technologies, including high speed baseband and broadband media, fiber optics, hard wired connect systems, and wireless and satellite transmission systems. Pulsar also provides information technology outsourcing services for customers, including ongoing management of network systems. Pulsar delivers professional services on either fixed-price delivery or time-based delivery modes through its data security group, which provides consulting and integration services, and its enterprise information group, which provides network design, implementation and management, legacy systems migration, and systems configuration and evaluation.

   Our newly acquired Pulsar staff has specific expertise in the following areas of networking systems:

  . Internet enterprise network consulting: As computer networks become more complex the assistance of knowledgeable network professionals is critical for maximum performance. We believe our network consulting staff will be able to help organizations realize their business goals and objectives.

  . Network management: Today's network managers must cope with a maze of network protocols, configuration options and computing platforms. We believe our network management staff will be able to support information systems departments in their effort to manage these diverse networking platforms by assisting with the training, configuration and implementation of network management systems and products.

  . Remote computing: As companies increasingly decentralize their business functions, they must consider connectivity options for remote users. We believe our remote computing team will be able to effectively deliver the most cost-effective and reliable methods to allow users access to corporate systems. Whether a business requires dial-in dial-out capability or Internet access, we believe we will be able to provide a complete solution that incorporates training and implementation.

Product reselling

   Historically, a substantial portion of Pulsar's product resale revenues was derived from sales of low-end, low-margin computer and network security products. Pulsar has, however, increasingly been shifting its focus in the reseller market, primarily in the government information technology segment, to sales of high-end, high-margin specialized computer and network security products and customized configurations of these products.

   Examples of these high-end, high-margin computer and network security products include:

  . Intrusion detection software--used to detect unauthorized access, and identify the source of the access, within a network. These products include Net Ranger and PIX.

  . Firewalls--custom designed software and hardware configurations installed into a network to prevent unauthorized access from outside the network. Pulsar offers high-end firewall

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     solutions from leading vendors, including Lucent Technologies, Inc.,
     Network Associates, Inc., Cyberguard Corporation, Cisco Systems, Inc., and Bay Networks, Inc.

  . Network hardware components--servers, routers, hubs and switches configured to the customer's networking requirements. Pulsar offers components manufactured by leading vendors, including Cisco Systems, Inc., Bay Networks, Inc., Hewlett-Packard Company, Bell Computers, International Business Machines Corp., Lucent Technologies, Inc. and Sun MicroSystems, Inc.

  . Anti-virus software--high-end software programs installed at server level to prevent viruses from entering the network, and client-level software programs to prevent virus corruption to client-server applications.

  . Virtual private networks--a secure point-to-point connection over the Internet through which encrypted messages can be transmitted to protect communications between remote locations.

  . Data security products--access control products, including third-party APIs, device drivers, token reader/writers and tokens, and, following this offering, those of Litronic.

   We believe that focusing on these high-end, high-margin products will lead to higher rates of customer retention. This is because of the complex nature of the product configurations, which results in customers' making purchasing decisions based on factors other than simply the lowest price. Further, because the products are highly customized, we will not be required to make substantial investments in inventory.

   After the offering, we will, where appropriate, also include our own data security products within our product configuration solutions.

Customers

   Our customers represent a wide range of commercial enterprises, including financial, telecommunications, healthcare and information service companies, airlines, automobile manufacturers, as well as federal, state, local and foreign government agencies. We believe significant cross-marketing opportunities exist with the integration of Pulsar's customer base of over 100 federal agencies and over 40 commercial and state and local government customers.

   Following the Pulsar acquisition, our combined customer base will include:

  . Netscape Communications                 . Federal National Mortgage
    Corporation                               Association
  . Walt Disney Company                     . S.W.I.F.T.
  . Nippon Telephone and                    . Executive Offices of the
    Telecommunications Data                   President of the United States
    Corporation                             . U.S. Army Corps of Engineers
  . American Express Company                . Lockheed Martin Corporation
  . Bank of America, N.A.                   . Booz Allen & Hamilton Inc.
  . National Security Agency                . Schlumberger Limited
  . Federal Communications Commission       . Federal Bureau of
  . Deloitte & Touche LLP                     Investigation
  . Lucent Technologies, Inc.

Customer service and support

   We believe that customer service and support is critical to retaining existing customers and attracting prospective customers. Our combined customer service and support staff consists of 16

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persons, including engineers and technical support personnel, and works closely with customers and prospective customers to provide comprehensive service and support for our products and systems.

   We provide enhanced customer support by maintaining a toll-free customer service line and a two-tier support system. The first tier consists of help desk support personnel responding to phone and mail requests for service and accessing customer information and a problem database for solutions. For more sophisticated problems, second tier support is provided by systems technical support staff.

Sales and marketing

   We market our products and services through the Internet, our direct sales forces, third-party distribution channels, including systems-integrators, value-added resellers and original equipment manufacturers, strategic alliances and international distributors. We intend to devote significant resources to marketing and business development activities to expand our business to additional distribution channels.

 Direct marketing effort

   As of May 1, 1999, on a combined basis, we employed a direct sales and marketing force of 31 individuals located in offices in California, the Washington, D.C. area and Atlanta, Georgia to market our products and services to industry and vertical market segments, including e-commerce, financial, telecommunications, healthcare and information services companies and federal, state, local and foreign government agencies. Our sales force is responsible for soliciting prospective customers and providing technical advice and support with respect to our products and services. Additionally, we use telemarketing efforts to target commercial accounts and federal government agencies. We seek to achieve greater vertical market penetration by using direct sales personnel with significant market expertise, as well as consultants with established relationships in the commercial marketplace.

   Following the closing of this offering, we intend to expand our direct sales force to increase the number of representatives located in our California, Georgia and Washington, D.C. offices. We may also open direct sales force offices in other locations as we determine our clients' needs and our market opportunities.

 Indirect marketing effort

   An important component of our sales strategy is the development of indirect sales channels such as systems integrators, value-added network service providers and original equipment manufacturers. Currently, we use these indirect sales channels to augment the efforts of our direct sales forces.

   We also use the services of third-party consultants with established relationships and contacts with prospective customers to which we would not otherwise have access. As part of our expansion strategy, we will seek to develop relationships with additional third-party sales channels.

 Strategic alliances

   We plan to increase our vertical market penetration by continuing to develop strategic alliances with other companies in the data security and network integration industries. We have developed significant strategic alliances with companies in an effort to:

  . incorporate our products into third-parties' products;

  . jointly develop products and services;

  . conduct joint research and development efforts;

  . jointly conduct proposals and presentations for products and services and reseller arrangements.

These alliances assist us in expanding our marketing and technical capabilities and are intended to increase the distribution and market acceptance of our Internet, intranet and extranet security products and services.

   We believe that strategic alliances allow us to cost-effectively integrate third-party products into our product offerings to provide our clients with customized information technology solutions. Our strategic alliances currently include the following:

  . Netscape and Microsoft--we provide enhanced e-mail security features to their browser programs through integration of our NetSign product lines.

  . VeriSign--we have a marketing agreement with VeriSign and act as VeriSign's recommended PKI card partner.

  . Atmel Corporation and the National Security Agency--we have an alliance with Atmel Corporation and the National Security Agency in which we are jointly developing Forte, an advanced microprocessor, which we are embedding in our next generation PKI cards, the Forte PKIcard.

  . Keytronic--We and Keytronic sell versions of NetSign bundled with the Keytronic keyboard, which currently incorporate an integrated PKI card/smartcard reader and will incorporate our Forte PKIcard reader.

  . RSA Data Security--we have a distribution license agreement with RSA which allows us to incorporate RSA technology into our products.

  . Datacard--Datacard serves as an official distributor of our PKI card products and integrates our NetSign and ProFile Manager and CryptOS products into our PKI card printers.

  . SCM Microsystems, Inc.--we engage in cooperative marketing and selling of SCM hardware produced with our software.

   Additionally, Pulsar has formed alliances with a number of equipment manufacturers to generate leads for its technology product sales, including Lucent Technologies, Inc., Photon Vision Systems LLC, Northern Computers, Inc., Hewlett-Packard Company and International Business Machines Corp. We expect these alliances to generate qualified leads for our sales force to contact and close.

 Sales to the government information technology market

   The government information technology market is generally characterized by highly-structured procurement rules and procedures, large contracts, a relatively long sales cycle, significant barriers to entry and low collection risks. In response to these characteristics and requirements, a number of avenues, such as GSA schedule contracts, blanket purchase agreements and bidding procedures, have been developed to access this market.

   The GSA, which is the central procurement agency for the U.S. government, negotiates schedule contracts. Government agencies and other authorized purchasers, although not required to do so, may purchase goods and professional services under GSA schedule contracts at predetermined price ceilings, terms and conditions. GSA schedule contracts are awarded on the basis of a number of factors, the most important of which are compliance with applicable government regulations and the prices of the products to be sold. A blanket purchase agreement, or BPA, is a simplified but non-mandatory, fixed-price, indefinite delivery-indefinite quantity, contract for the government to purchase products, at pre-negotiated terms and conditions. Purchases made under BPAs are often paid for with a government-issued credit card. Federal government agencies are authorized to enter into BPAs with GSA schedule holders. The GSA-authorized BPAs incorporate many terms and conditions of GSA schedule contracts, often at lower prices than available on the GSA schedules.

   A significant portion of the purchases of computer products and services by the federal government is made under contracts or purchase orders awarded through formal competitive bids and negotiated procurements. Substantially all of these bids are awarded on the basis of a number of factors, including the best value to the government, which, depending on the bid, can be a combination of price, technical expertise, past performance on other government contracts. Major procurements can exceed millions of dollars in total revenue for a reseller, span many years, and provide a purchasing vehicle for many agencies. In addition, networking products are purchased by the federal government through open-market procurements. These procurements are separate and apart from GSA schedules, and include simplified acquisition procedures, requests for quotes, invitations for bids and requests for proposals. Most purchases in the state and local government market are made through individual competitive procurements. State and local procurements typically require formal responses and the posting of bid bonds or performance bonds to ensure complete and proper service by a prospective bidder. Each state maintains a separate code of procurement regulations that must be understood and complied with by entities selling products to the state.

   We are on most government bid lists relevant to our product offerings and respond with proposals to hundreds of bid solicitations each year. In addition, our marketing employees actively prepare bids for federal, state and local government agencies for open market procurements. After the closing of this offering, we intend to expand our bid proposal unit to compete and capture additional projects submitted for proposal.

 Advertising

   Our marketing efforts include maintaining a web site, Internet advertising, including links with other web sites, direct mail, public relations, events, sales tools, broadcast messaging, telemarketing and corporate marketing materials. We believe that our future business activity depends in part on our marketing and sales through the Internet. Our website describes our business, products and services. We are currently integrating Pulsar's website material and upgrading our site to allow for automated on-line purchases.

   Our public relation efforts are designed to target the appropriate press coverage and consist of press kits, targeted media lists and press releases. These efforts are designed to complement our sales and marketing efforts.

 Trade shows and presentations

   We attend and exhibit our products and services at trade shows in the U.S. and internationally each year in an effort to increase our market exposure. We intend to continue to attend trade shows as well as to make joint presentations with strategic partners to prospective customers relating to products and services.

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

Suppliers

   Some of the components incorporated into our Internet data security products are produced by other vendors. We also integrate third-party products and components into the networks we design and develop for our customers. To maintain quality control and enhance working relationships, we generally rely on multiple vendors for these products. However, some of these products are produced or sold only by a single supplier, thus presenting a risk that they may not be available on commercially reasonable terms in the future or at all. While we believe that alternative sources of supply could be obtained, our inability to develop alternative sources if, and as required, in the future could result in delays or reductions in product shipments that could adversely affect our business.

Research and development

   We conduct extensive research and development efforts which focus on the development of cryptographic PKI software and hardware products that can be readily integrated and adapted to the expanding requirements of the Internet, intranets and extranets. After the closing of this offering, we expect to devote substantial additional research and development resources to enhance our data security product line.

   Our current research and development efforts include:

  . Expanding Maestro to offer additional application program interfaces, including Microsoft's CAPI--a cryptographic API--for Windows 95/98 and Windows NT; further, expanding the suite of tokens supported by Maestro;

  . Expanding the capabilities of ProFile Manager to provide certificate exchange features with additional third-party certificate authorities and increased capability for the PKI enterprise manager;


  . Developing Forte, an advanced 32-bit microprocessor, commonly referred to as a RISC processor, which we are embedding in our Forte PKIcard. We expect the Forte PKIcard will be an ISO standard smartcard with greater flexibility and a higher degree of processing power than existing PKI cards, due in part to the inclusion of a universal serial bus interface on-board the microprocessor chip. Given that Forte is an advanced security chip that will provide advanced security features, we expect to be able to embed it in a variety of devices, including PC mother boards;

  .  Developing series of universal serial bus interface reader/writers;

  . Developing technologies to incorporate biometric technologies into Litronic PKI products to provide further advanced identification and authentication protection;

  . Expanding the security features of applications programs such as NetSign and NetSign PRO; and

  . Developing a version of the ARGUS 300 for the PCI bus while retaining its validation by the NIST. The ARGUS 300 is currently an ISA bus security product that has been validated by the NIST for a security level approved for digital signature operations. Newer computer designs now have the PCI architecture. The PCI version of the ARGUS 300 is being designed to enable the NIST to extend the certification to the new PCI design without a complete new laboratory validation process.

   The process of developing our products and services is extremely complex and requires significant continuing development efforts. There is a risk that we will not successfully develop and market new products or product enhancements that respond to technological change and evolving industry standards and customer requirements in a timely manner.

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

   As of May 1, 1999, our research and development staff consisted of 29 employees, of whom 26 were engineers. Approximately 90% of these engineers were engaged principally in the development of software, including cryptographic libraries and device drivers. Our retention rate for our research and development staff over the past three years is 80%. We believe that our ability to attract and retain qualified development personnel is essential to the continued success of our development programs. The market for these personnel is highly competitive and our development activities could be adversely affected if we are unsuccessful in attracting and retaining skilled technical personnel.

   During the years ended December 31, 1996, 1997 and 1998, our net expenses for research and development were $725,000, $1.2 million and $1.3 million. We have allocated $5.0 million of the proceeds of this offering for research and development activities.

Competition

   We compete in numerous markets, including;

   .  Internet and intranet electronic security;
  .  access control;
  .  token authentication;
  .  smartcard-based security applications;
  .  electronic commerce applications;
  .  systems integration;
  .  product reselling; and
  .  government information technology markets.

   The markets for our products and services are intensely competitive and are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. We believe that the principal factors affecting competition in our markets include:

   .  product functionality;
   .  performance;
   .  flexibility and features;
   .  use of open standards technology;
   .  quality of service and support;
   .  company reputation; and
   .  price.

   We face significant competition from a number of different sources. Many of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have. One of our significant competitors is Microsoft Corporation, which has recently announced its intention to begin making smartcards. Some of our other significant data security competitors include:

   .  International Business Machines Corp.
   .  Motorola, Inc.
   .  RSA Data Security, Inc.
   .  Network Associates, Inc.
   .  Secure Computing Corporation
   .  Rainbow Technologies, Inc.

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

   Some of our competitors for systems integration and product reselling include:

   .  BTG, Inc.
   .  Inacom Corporation
   .  Government Technology Services, Inc.

   In addition there are several smaller or start-up companies with which we compete from time to time. We also expect that competition will increase as a result of consolidation in the information security technology and product reseller industries. We may be unable to compete successfully in the future with our competitors, which may adversely affect our business.

Intellectual property

   We depend substantially on our proprietary information and technologies. We rely on a combination of trademark, patent, copyright and trade secret laws, employee and third-party non-disclosure agreements, technical measures and other methods to protect our software products and other proprietary technologies and know-how. We also rely on standardized license agreements that are not signed by the end user to license our products and, therefore, may not always be unenforceable.

   We currently have one patent issued by the U.S. Patent and Trademark Office, one patent application allowed by and three patent applications pending with the U.S. Patent and Trademark Office that cover aspects of data security technology. Prosecution of these patent applications and any other patent applications that we may subsequently determine to file may require the expenditure of substantial resources. The issuance of a patent from the filing of a patent application is a lengthy process. Our technology may become obsolete while our applications for patents are pending. Further, any pending or future patent may not be granted, and any future patents may be challenged, invalidated or circumvented and the scope of any patents may be reduced. The rights granted to us through our patents may not provide us with any advantages. We have not pursued any patent protection outside the U.S. for any technology; however, we intend to seek international and further United States patents on our technology.

   Our technical measures and non-disclosure agreements may not be adequate to prevent misappropriation or provide any meaningful protection for our proprietary technology in the event of misappropriation. Further, others may independently develop substantially equivalent or superior technologies or duplicate any technology we develop, or our technology may infringe on the patents, copyrights or other intellectual property rights owned by others.

   We may also be at risk when we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of our rights may be ineffective in foreign markets, and technology manufactured or sold abroad may not be protectable in jurisdictions in circumstances where protection is ordinarily available in the U.S.

   We believe that, due to the rapid pace of technological innovation for network security products, our ability to establish, and if established, maintain a position of technological leadership in the industry, is dependent more upon the skills of our development personnel than upon legal protections afforded our existing or future technology.

   Because our products are designed with an open architecture and are algorithm-independent, they can be utilized with a variety of encryption algorithms. Some algorithms are in the public domain and can be incorporated into our products at no charge. To the extent that a customer desires to incorporate a proprietary algorithm into a security solution, we or the customer must obtain a license from the algorithm owner. Depending on the algorithm and its owner, the license fee may be a flat fee, a per unit royalty or a combination of the two.

   We are developing Forte under a task order issued under a contract with National Security Agency. The contract incorporates the Department of Defense's standard licenses for technical data and computer software, commonly known as the data rights clauses. Data rights clauses are only applicable to data or software actually delivered to the federal government under a contract. If the data rights clauses were applicable to our agreement with the National Security Agency to develop Forte, one of the data rights licenses, commonly called a government purpose rights license, would permit the federal government to create second sources of supply of the Forte technical data and source code for itself without paying us royalties. The government purpose license clause would not authorize the federal government to create competitors to us in the commercial market. We do not believe the data rights clauses generally, or the government purpose license specifically, apply to Forte because our contract with the National Security Agency does not provide for the delivery of Forte to the federal government. The task order provides that the National Security Agency will obtain detailed design information about Forte.

   We own or have rights to trademarks and trade names that we use in conjunction with the sale and licensing of our products. The following trademarks mentioned in this prospectus are our registered trademarks: Cyper Server and CryptOS. We also own the trade names Litronic, Pulsar, Pulsar Data and Pulsar Data Systems, Inc. We have applied for the trademarks Pro File Manager, Netsign, Netsign Pro, Forte PKIcard and Maestro. All other trademarks or trade names referred to in this prospectus are the property of their owners.

Government regulation

   Because we sell our products internationally, we must comply with federal laws regulating the export of, and applicable foreign government laws regulating the import of, our products. The U.S. government has recently relaxed the export restrictions for our NetSign and ProFile Manager products. However, the federal government may rescind these approvals at any time. Under current regulations these products can be exported without a license to most countries for use by banks, healthcare, insurance organizations and overseas subsidiaries of U.S. companies.

   Additionally, we may apply for export approval, on a specific criteria basis, for our future products. Government export regulation for security products is less stringent for products designed for banking and finance, e-commerce, health, insurance and for use by U.S. subsidiaries. We may not receive approval to export any future products on a timely basis, on the basis we request or at all. As a result of government regulation of our products, we may be at a disadvantage in competing for international sales compared to foreign companies that are not subject to these restrictions.

Employees

   As of May 1, 1999, Litronic employed 70 people, of which 65 were full-time and five were part-time employees, including 40 in product management, research, development and support, two in professional services, 14 in field operations including sales, marketing and customer management, and 14 in finance, human resources, business development, legal and administration. As of May 1, 1999, Pulsar employed 60 people, including four in product management, 17 in professional services, 17 in field operations including sales, marketing and customer management, and 22 in finance, human resources, business development, legal and administration. After the closing of this offering, we expect to integrate Pulsar's workforce.

   Our employees are not represented by labor unions. We do not expect that any of our employees will be represented by any labor unions after the closing of this offering. We consider our relations with our employees to be good.

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

Facilities

   After the closing of this offering, we will be headquartered in Irvine, California where we currently lease approximately 12,000 square feet of office space for our executive offices with a lease expiring in September 2001 and approximately 1,800 square feet of space in a production and warehouse facility and which has a lease expiring in June 1999. We are currently negotiating and expect to enter into a lease for a new headquarters facility in California of approximately 40,000 square feet. This would replace our current headquarters which we would attempt to sublet. We expect our new facility would have an annual rent of approximately $600,000 and a lease term ranging from seven to ten years. In addition, after the closing of this offering, we will conduct a significant portion of our operations at Pulsar's offices in our 12,700 square foot Lanham, Maryland facility, which we use as office space for our executive offices and as warehouse space, under a lease that expires in 2003.

Legal proceedings

   We are involved from time to time in routine litigation that arises in the ordinary course of business. We are not currently involved in any litigation which we believe will have a material impact on our results of operations, financial condition or liquidity, other than the following:

   In the course of its business, Pulsar has been extended credit from several trade vendors for the purchase of supplies, equipment, merchandise and services. Pulsar's accounts for several of these trade vendors have been past due for a significant amount of time. As a result, several of these trade vendors have filed lawsuits against Pulsar seeking to collect the amounts owed by Pulsar. In addition, a local government agency has filed a claim for back taxes owed by Pulsar. Following is a summary of these lawsuits:

    Name of Plaintiff            Date Filed                   Court
-------------------------  ---------------------- -----------------------------
Performance Engineering    October 26, 1998       Circuit Court of Fairfax
 Corporation                                      County, Virginia
Lynn Runnels               January 15, 1999       General District Court of
                                                  Loudoun County, Virginia
Signal Corporation         February 11, 1999      U.S. District Court,
                                                  District of Maryland
AST Research, Inc.         February 26, 1999      Superior Court of Orange
                                                  County, California
Prince George's County,    March 11, 1999         Circuit Court for Prince
 Maryland                                         George's County, Maryland
Weisman and Associates,    March 15, 1999         Circuit Court for Prince
 Inc.                                             George's County, Maryland
Softmart, Inc.             March 22, 1999         Chester County Court of
                                                  Common Pleas, Pennsylvania
Gates/Arrow Distributing,  August 14, 1998        Circuit Court for Prince
 Inc.                                             George's County, Maryland
Continuous Graphics, Inc.  February 22, 1999      District Court for Baltimore
                                                  County, Maryland
Sales and Marketing        March 2, 1999          Circuit Court for Prince
 Assistance Corp.          (filed but not served) George's County, Maryland
Stackig, Inc.              March 19, 1999         Circuit Court of Fairfax
                                                  County, Virginia
Octave Systems, Inc.       March 30, 1999         Superior Court of Santa Clara
                                                  County, California

Systems Solutions Technology, Inc.   April 12, 1999   Circuit Court for Prince
                                                      George's County, Maryland
Piliero, Mazza and Pargament         May, 1999        Circuit Court for Prince
                                                      George's County, Maryland
Office Movers, Inc.                  April 23, 1999   Circuit Court for Prince
                                                      George's County, Maryland

   The aggregate amount claimed under these lawsuits was approximately $1.8 million, plus interest, attorney's fees and costs. Pulsar has entered into settlements including stipulated judgments covering some of the lawsuits. As of June 3, 1999, Pulsar has paid approximately $900,000 under those settlements. As of June 3, 1999, the aggregate amount Pulsar owes on claims that have been filed and settled is approximately $947,000. The aggregate amount of claims, excluding interest, attorney's fees and costs, that have been filed but not settled is approximately $82,000.

   We intend to use the net proceeds from this offering to resolve and pay these claims and settlements. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   On January 16, 1998, G2 Resources Inc. filed a complaint against Pulsar in the Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, Florida. G2 claims that Pulsar breached a contract under which G2 agreed to provide services related to the monitoring of government contracts available for bid and the preparation and submission of bids on behalf of Pulsar. The contract provides that Pulsar pay G2 $500,000 in 30 monthly installments of $16,666 and an additional fee of 2% of the gross dollar amount generated by awards. In its complaint, G2 alleged that Pulsar failed to make payments under the contract and claimed damages in excess of $525,000 plus interest, costs and attorneys fees. In the course of discovery G2 asserted that its losses/costs arising out of its claim amount to approximately $10.3 million. Pulsar has asserted that G2 failed to perform the services required under the contract and Pulsar filed a claim for compensatory damages, interest and attorneys fees against G2. Classical Financial Services, LLC intervened in the case. Classical claims that G2 assigned its accounts receivable to Classical under a financing program and that Pulsar breached its obligations to Classical by failing to make payments under the contract with G2. Pulsar has asserted defenses to Classical's claim. Pulsar believes that the claims of G2 and Classical against Pulsar are without merit and intends to continue to vigorously defend against the claims. If G2 or Classical were to prevail in this lawsuit, our business and financial condition could be materially adversely affected.

   On July 11, 1997, Rudolph Menna filed a complaint against Pulsar and William
W. Davis, Sr. in the U.S. District Court for Northern District of Georgia, Atlanta Division. Mr. Menna alleges that he was wrongfully terminated as a Pulsar employee and that Pulsar and Mr. Davis unlawfully discriminated against him on the basis of race and age. Mr. Menna's complaint seeks an unspecified amount of damages including back pay, front pay, benefits, compensatory and punitive damages, interest and attorneys fees. Pulsar and Mr. Davis have filed an answer denying the material allegations in the complaint. Pulsar and Mr. Davis believe that Mr. Menna's lawsuit is without merit and intend to continue to vigorously defend against it. If Mr. Menna were to prevail in the suit our business and financial condition could be materially adversely affected.

   On April 19, 1999, A&T Marketing Inc. filed a complaint against Pulsar in the Circuit Court for Prince George's County, Maryland. A&T claims that Pulsar owes A&T $262,000 plus interest and costs, for software that A&T sold Pulsar in 1998. Pulsar believes it has defenses to A&T's claim and that A&T's claim is without merit. Pulsar intends to vigorously defend against the claim.

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

                                   MANAGEMENT

Executive officers, directors and key employees

   The following table contains information concerning our directors, director nominees, officers, persons who have agreed to serve as executive officers upon the closing of this offering and other key employees, and their respective ages as of April 1, 1999:

   Name                    Age                     Position
   ----                    ---                     --------
   Kris Shah.............   59 Chairman of the Board and Chief Executive Officer

   William W. Davis, Sr..   48 President, Chief Operating Officer and Director

   Thomas W. Seykora.....   55 Chief Financial Officer

   Robert J. Brich.......   55 Vice President, Government Marketing and Sales

   Robert J. Gray........   62 Vice President, Product Development

   William S. Holmes.....   52 Vice President, Commercial Marketing and Sales
   Mark Gembicki.........   33 Director Nominee

   Matthew Medeiros......   42 Director Nominee

   Kris Shah is our chairman of the board and chief executive officer. Mr. Shah has been Litronic's president and chief executive officer since he founded the company in 1970. Mr. Shah's career has involved every major aspect of circuit design and chip packaging technology, including research and development, manufacturing, engineering, marketing and strategic planning. Before forming Litronic, Mr. Shah held management level positions at Hughes Aircraft Co., Fiberite Inc. and Bell Industries, Inc. Mr. Shah earned his B.S. and M.S. degrees in mechanical engineering from the University of Southern California in 1962 and 1964.

   William W. Davis, Sr. is our president and chief operating officer. Mr. Davis served as Pulsar's president and chief executive officer since he founded the company in 1982. Mr. Davis sits on the advisory boards of IBM, Ingram Micro and Pinacor Corporation. Over the past 16 years, Mr. Davis grew Pulsar into a diversified technology company, specializing in providing network-based information technology services and customized products to Fortune 1000 and government accounts. Before founding Pulsar, Mr. Davis held various management positions with several Fortune 1000 companies, including DuPont, Chevron and Occidental Petroleum Corporation. He is the recipient of numerous industry awards, including awards for outstanding leadership and performance from the Government Computer News from 1994 to 1997, Lockheed Martin Corporation and various industry associations. Mr. Davis earned his B.S. in agronomy from Southern University in 1972 and completed advanced executive management programs at Dartmouth University in 1994 and the University of Miami in 1995.

   Thomas W. Seykora is our chief financial officer. Mr. Seykora joined Litronic in July 1995 as its chief financial officer. Before joining Litronic, Mr. Seykora was an independent management consultant to companies and financial institutions from 1986 to July 1995. From 1982 to 1986, he served as chief financial officer and senior vice president-finance and operations for Curley Bates Co., a closely held distribution company. Before that, Mr. Seykora worked for KPMG LLP, then known as Peat, Marwick, Mitchell & Co., most recently as an audit manager. Mr. Seykora also served as an officer, achieving the rank of captain, in the U.S. Marine Corps. He received a B.A. degree in accounting from Minnesota State University.

   Robert J. Brich has agreed to serve as our vice president, government marketing and sales, upon closing of this offering. Mr. Brich will be responsible for the development, management and performance of Litronic's networking and data security solutions and services. Mr. Brich has served as executive vice president of technical services of Pulsar since September 1998. From January 1998 to September 1998, Mr. Brich served as president of Infotex Ltd., a developer of data security products. From September 1997 to December 1997, Mr. Brich served as director of business development for SFA, Inc., an engineering services company. Mr. Brich served as executive vice president of Management Systems Applications, Inc., a worldwide information and electronic security provider, from June 1994 to September 1997. Mr. Brich served as senior vice president of SEACOR, an engineering consulting firm from January 1990 to June 1994. Mr. Brich retired as a commander in the U.S. Navy after 22 years of service. Mr. Brich serves as chairman of the board of directors for the Tidewater Center for Technology Access, a community charitable organization. Mr. Brich holds a B.S. in education from East Stroudsburg University, an M.S. from the Naval War College and an MBA from Marymount College. He also attended strategic management curriculums at Wharton School of Business. Mr. Brich is currently a Ph.D. candidate in business and education at Old Dominion University.

   Robert J. Gray has agreed to serve as our vice president, product development upon the closing of this offering. Mr. Gray joined Litronic in May 1990. Mr. Gray served as president of Cyphernet, Inc., a division of Codercard, Inc., a data security company, from January 1985 to May 1990. Mr. Gray has also served as president of Genisco Computers Corp., a leading manufacturer of computer graphics and imaging hardware for the computer aided design, image processing and simulation markets. After obtaining his education in meteorology, oceanography and computer sciences from various military schools including the Naval Postgraduate School in Monterey, California, Mr. Gray served as an officer in the U.S. Navy for 22 years, specializing in meteorology and computer sciences. During his Naval career, Mr. Gray completed numerous assignments within the Department of Defense, the National Security Agency and the Naval Security Service.

   William S. Holmes has agreed to serve as our vice president, commercial marketing and sales, upon closing of this offering. Mr. Holmes has over thirty years experience in the computer industry. Mr. Holmes joined Litronic in October 1998 as vice president, marketing and sales. From September 1996 to September 1998, Mr. Holmes served as vice president, sales and marketing for Gigatron Software Corporation, a private information management company. From April 1996 to September 1996, Mr. Holmes served as consultant to Novaquest Infosystems Inc., a computer reseller. From October 1985 to April 1996, Mr. Holmes served as vice president, managing director of California Software Products, Inc. From June 1984 to October 1985, Mr. Holmes served as sales manager of Data Logic Ltd., a subsidiary of Raytheon Corporation. From February 1971 to June 1984, Mr. Holmes served in project management for International Computer Limited in England and South Africa. Mr. Holmes attended Watford College of Technology in England.

   Mark Gembicki has agreed to serve as one of our directors commencing as of June , 1999. Mr. Gembicki is currently chairman and chief technology officer of WarRoom Research Inc., an Annapolis, Maryland-based company Mr. Gembicki founded in August 1995. WarRoom Research provides Internet-based technologies and processes that enable organizations to effectively manage their enterprise-wide knowledge for corporate advantage. Mr. Gembicki acted as an advisor to the U.S. government from August 1993 to August 1995, consulting on topics focusing on computer security applications and cybercrime investigations. Mr. Gembicki has worked for, or advised, the U.S. government in computer security and related fields for seventeen years. Mr.

Gembicki is a co-author of The WarRoom Guide to Competitive Intelligence, which provides analysis and information on business intelligence and information security. Mr. Gembicki is cited in over 250 publications as well as television and radio programs. In January 1999, Mr. Gembicki was the recipient of Computerworld's Top 20 Visionaires for the Next Decade award.

   Matthew Medeiros has agreed to serve as one of our directors commencing as of June , 1999. Since February 1998, Mr. Medeiros has served as chairman and chief executive officer of Phillips Flat Display Systems. Before joining Phillips, Mr. Medeiros served as vice president and general manager for the optical polymers group, and as vice president of business development for the electronic materials division, of Allied Signal Inc. from January 1996 to February 1998. Mr. Medeiros served as an executive officer of Radius, Inc., including as its vice president and general manager, MacIntosh systems, and as its vice president operations and information systems, from March 1993 to January 1996. Mr. Medeiros also previously served in executive positions with Radius, Inc., NeXT Computer and Apple Computer, Inc. in which positions he developed an extensive background in personal computer manufacturing, operations and materials management. Mr. Medeiros received his B.S. in business administration, management science and finance from the University of San Francisco.

Board of directors

   Our board of directors consists of three classes of directors. Class I, II and III directors serve until our 2000, 2001 and 2002 annual meeting of stockholders. After these initial terms, directors serve until the third annual meeting of stockholders following their election or until a successor is duly elected and qualified. Executive officers are elected by the board of directors to serve until their successors are elected and qualified. Mr. Gembicki will serve as a Class I director, Mr. Medeiros will serve as a Class II director, and Messrs. Shah and Davis will serve as Class III directors.

   We have agreed that for a period of three years from June , 1999, at BlueStone's request, we will nominate and use our best efforts to elect two designees of BlueStone as directors of our company or, at BlueStone's option, as non-voting advisors to our board of directors. Our officers, directors and stockholders have agreed to vote their common stock in favor of BlueStone's designees. BlueStone has not yet exercised its designation right.

 Directors compensation

   Except for grants of stock options, directors will not receive any cash compensation for their services as board members although they will be reimbursed for expenses in attending board and committee meetings.

 Committees of the board of directors

   The board of directors will establish a compensation committee and an audit committee to serve commencing as of June , 1999. The initial members of each of the committees will be Messrs. Medeiros and Gembicki. The compensation committee will be responsible for receiving and making recommendations to the board on all compensation and hiring issues relating to officers and senior staff members and administering the 1999 stock option plan. The audit committee will be responsible for making recommendations to the board regarding the selection of our independent accountants, consulting with our independent accountants and financial and accounting staff and reviewing and reporting to the board on the scope of audit procedures, accounting practices and internal accounting and financial controls.

Executive compensation

   The following table lists the total compensation paid or accrued for the year ended December 31, 1998 for our chief executive officer, who was the only executive officer whose compensation was over $100,000 during the fiscal year ended December 31, 1998.

                           Summary Compensation Table

                                  Annual Compensation
                             ---- ----------------------------------------------
                                   Salary
Name and Principal Position  Year    ($)       Bonus ($)  All Other Compensation
---------------------------  ---- ------------ ---------------------------------
Kris Shah................... 1998 $    231,998         --       (See below)
 Chief Executive Officer and
  Chairman of the Board

   Mr. Shah also received other fringe benefits from Litronic in his capacity as chief executive officer and chairman of the board; however, those benefits were less than $50,000 during the year ended December 31, 1998.

   We anticipate that during the fiscal year ending December 31, 1999 the only executive officers that will earn $100,000 or more will be Messrs. Shah, Davis and Gray.

                                                                              Potential Realizable Value
                                                                               at Assumed Annual Rates
                                                                              of Stock Price Appreciation
                                          Individual Grants                         for Option Term
                         ---------------------------------------------------- ---------------------------
                               (b)           (c)
                            Number of     % Of Total
                           Securities    Options/SARS     (d)
                           Underlying     Granted to    Exercise      (e)
                            Options/     Employees in   or Base    Expiration      (f)           (g)
Name                     SARs Granted(#) Fiscal Year  Price ($/SH)    Date       5% ($)        10% ($)
----                     --------------- ------------ ------------ ---------- ------------- --------------
Robert Gray.............     77,419          27.5%       $0.70          None  $      34,082       $86,370
Thomas Seykora..........     11,613           4.1%        0.70      12/31/03          5,112        12,956

                     Option/SARs Grants in Last Fiscal Year


   No other executive officer whose name appears in the table under "Management-Executive officers, directors and key employees" received stock options or stock appreciation rights in the year ended December 31, 1998.

    Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised     In-the-Money Options
                               Options at FY-End(#)          at FY-End($)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Robert Gray.................   77,419         --        $410,321        --
Thomas Seykora..............    2,323        9,310      $ 12,312      $49,343

   The value of the options described above is based upon the difference between the exercise price per share and the estimated fair market value per share at December 31, 1998, as determined by the board of directors, multiplied by the number of shares subject to the options.

Employment agreements

 General

   Kris Shah and William Davis have each entered into a two-year employment agreement with Litronic, effective as of June , 1999. The agreement provides that after the initial term it will automatically renew for successive one year terms unless it is terminated by us or by the employee through written notice given to the other party 90 days before the expiration of the then current term. The agreements provide that Messrs. Shah and Davis will each receive an annual salary of $175,000 for the 12-month period following the date of this prospectus. Their salaries may be adjusted by our compensation committee. Each of Messrs. Shah and Davis are also entitled to receive annual bonus awards of $100,000 if we have earnings of $2.5 million or more and an additional $37,500 for each additional $1.0 million of earnings in excess of $2.5 million.

   In making the calculation for the bonuses we will measure earnings before interest and taxes and will add back the amortization of goodwill and other intangibles resulting from the Pulsar acquisition.

 Termination of employment

   Each employment agreement provides that, in addition to being terminated through the notice features described above, employment may be terminated as follows:

  . by the employee if the employee has good reason to terminate the agreement. Good reason exists if:

    . the employee is relieved of his position as, or is not reappointed as, an officer of our company;

    . the employee's title, office or responsibilities change substantially;

    . the employee's base salary is reduced to an amount that is less than $175,000 or by more than 10%;

    .  we fail to maintain our employee benefit plan;

    . we sell or transfer our company and fail to obtain the successor's assumption of the employment agreement; or

    . we fail to comply with a material term of the employment agreement and fail to cure our default after appropriate notice.

    . by us if we determine that due cause for termination exists. Due cause exists if we find that the employee:

    .  intentionally misapplied our money or property;

    .  committed an act of dishonesty that harmed our company;

    .  was convicted of a felony or a crime involving moral turpitude;

    . has used a controlled substance, including alcohol, which affects his ability to perform his job duties; or

    .  breached the terms of the employee agreement.

  .  Additionally, we can terminate the agreement upon the employee's:

    .  death;

    . disability for more than 180 days after we give 30 days notice of our intention to terminate the agreement; or

    .  retirement.

   Finally, we can terminate the employment agreement for any other reason, at any time, but we will be deemed to have constructively terminated the agreement and will be liable to pay the employee the severance payment described below.

 Payment upon termination

   We may be obligated to make payments to the employee upon termination of employment depending on the circumstances surrounding the termination. Following is a description of situations in which we may or may not be obligated to make severance payments:

  . If the employment agreement is terminated by the employee after giving notice, by us for cause or by the employee in breach of the agreement, we will not be obligated to pay any compensation after the termination date, except:

    .  employee benefits;

    . unpaid base salary the employee has earned which we have not yet paid; and

    .  vested stock options.

  . If the employment agreement is terminated by the employee for good reason or by us through a constructive termination, we will be obligated to pay the employee:

    . his annual salary through the latter of the end of the employment agreement term or a period of two years;

    . a pro rata bonus for the fiscal year in which the termination occurs;

    . continuing medical and life employee benefits for six months after the termination; and

    .  vested stock options.

 Confidentiality and noncompete clauses

   Each of the employment agreements also contains noncompete, confidentiality and nondisclosure clauses designed to protect our intellectual property. Additionally, each agreement contains a provision designed to preclude the employee from claiming rights to any products or technologies he developed while in our employ or for a two-year period following his termination.

Stock option plans

 1998 stock option plan

   Our 1998 stock option plan was established to provide directors, officers and employees with an opportunity to invest in us and to advance our interest and our stockholders' interests by enabling us to attract and retain qualified personnel. Under the plan our board of directors has authority to grant incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986 to our employees and non-qualified stock options to our employees, officers and directors or to some other individuals as the board determined. Generally, the board of directors has discretion to amend, suspend or terminate the plan from time to time. Administration of the plan may be delegated to a committee appointed by the board of directors. The option period and provisions for exercise of each option granted are determined by the committee at the time of each the grant. Unless it is terminated earlier, the plan terminates on April 1, 2008.

   Options to purchase an aggregate of 281,419 shares of common stock have been granted under the 1998 stock option plan at an exercise price of $.70 per share. Of these, options to purchase 142,927 shares are vested as of the date of this prospectus. Of these options,

  . options to purchase 77,419 shares have been granted to Mr. Gray, all of which have vested;

  . options to purchase 11,613 shares have been granted to Mr. Seykora, of which options to purchase 2,323 shares have vested and the remaining 9,073 options will vest at a rate of 2,323 shares per year;

  . options to purchase 11,613 shares have been granted to William Holmes, of which 1,742 have vested and the remaining 9,871 shares will vest at a rate of 2,323 per year.

   No additional options will be granted under the 1998 stock option plan.

 1999 stock option plan

   Our 1999 stock option plan is intended to provide directors, officers and employees with an opportunity to invest in us and to advance our interest and our stockholders' interests by enabling us to attract and retain qualified personnel. Under the plan our board of directors has authority to grant incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986 to our employees and non-qualified stock options to our employees, officers and directors or to some other individuals as the board may determine. Generally, the board of directors has discretion to amend, suspend or terminate the plan from time to time. Administration of the plan may be delegated to a committee appointed by the board of directors. The option period and provisions for exercise of each option granted shall be determined by the committee at the time of the grant. A total of 600,000 shares of common stock have been reserved for issuance in the aggregate under the plan. Unless it is terminated earlier, the plan will terminate on March 31, 2009. Options or other awards that are granted under the plan but which expire unexercised are available for future grants.

   Options to purchase an aggregate of 50,800 shares of common stock have been granted under the 1999 stock option plan at an exercise price equal to the initial public offering price. None of these options are vested as of the date of this prospectus. Of these options,

  . options to purchase 10,000 shares have been granted to Thomas Seykora, of which options to purchase 2,000 shares will vest as of the date that is one year from the date of this prospectus and the remaining 8,000 options will vest at a rate of 2,000 shares per year;


  . options to purchase 7,500 shares have been granted to Mark Gembicki, of which options to purchase 1,500 shares will vest as of the date that is one year from the date of this prospectus and the remaining 6,000 options will vest at a rate of 1,500 shares per year;

  . options to purchase 7,500 shares have been granted to Matthew Medeiros, of which options to purchase 1,500 shares will vest as of the date that is one year from the date of this prospectus and the remaining 6,000 options will vest at a rate of 1,500 shares per year.

   In addition, options to purchase 9,000 shares will be granted to Robert Brich at the date of the Pulsar acquisition, of which options to purchase 1,800 shares will vest as of the date that is one year from the date of the Pulsar acquisition and the remaining 7,200 options will vest at a rate of 1,800 shares per year;

                             PRINCIPAL STOCKHOLDERS

   The following table presents, as of the date of this prospectus, information we know regarding the beneficial ownership of our common stock by (a) each person or entity known to us to own beneficially more than 5% of the common stock, (b) each director, (c) each director nominee, (d) each named executive officer, and (e) all directors and executive officers as a group. In presenting this information, we have:

  .  given effect to the Pulsar acquisition;

  . assumed that there are 6,040,631 shares outstanding as of the date of this prospectus and 9,740,631 shares outstanding immediately after the consummation of this offering.

   The address of each person in the table below is the address of Litronic.

                                           Percentage of Outstanding
                               Number of   Shares Beneficially Owned
                                 Shares    -------------------------
Name and Address of           Beneficially    Before            After
Beneficial Owner                 Owned       Offering          Offering
-------------------           ------------ ------------      ------------
Kris Shah....................    3,220,479             53.3%             33.1%
William W. Davis, Sr.........    1,084,969             18.0%             11.1%
Lillian Davis................    1,084,969             18.0%             11.1%
Ramesh R. Shah
 Patricia L. Shah............      463,657              7.7%              4.8%
Robert J. Gray...............       77,419              1.3%               .8%
Matthew Medeiros.............            0                0%                0%
Mark Gembicki................            0                0%                0%
All directors and executive
 officers as a group (8
 persons)....................    4,367,019             71.3%             44.4%

   In calculating the information in this table, we relied on the following assumptions:

  . all the persons named in the table have sole voting and investment power over all shares they beneficially own, subject to community property laws, where applicable;

  . a person or entity is considered the beneficial owner of securities that it can acquire through the exercise of options within 60 days from the date of this prospectus;

  . In calculating each beneficial owner's percentage ownership we assumed that only options held by that person that are exercisable within 60 days from the date of this prospectus have been exercised.

   The shares beneficially owned by Kris Shah include: (a) 435,301 shares held by the Chandra L. Shah Trust, of which Mr. Shah is the trustee, (b) 435,301 shares held by the Leena Shah Trust, of which Mr. Shah is the trustee and (c) 2,349,877 shares held by the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries.

   The shares beneficially owned by Ramesh R. Shah and Patricia L. Shah are held by the Ramesh R. Shah and Patricia L. Shah Living Trust, of which Ramesh
R. Shah and Patricia L. Shah are trustees and beneficiaries. Ramesh Shah is the brother of Kris Shah and Patricia Shah is the sister-in-law of Kris Shah.

   The shares beneficially owned by Mr. Gray are shares issuable upon exercise of his currently exercisable options.

   The shares beneficially owned by all directors and executive officers as a group include 80,904 shares issuable upon exercise of currently exercisable options and exclude 103,846 shares issuable upon exercise of options which become exercisable at various times commencing December 31, 1999. The inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership.

                           RELATED PARTY TRANSACTIONS

The Pulsar acquisition

   Litronic entered into a stock acquisition agreement with Pulsar and William
W. Davis, Sr., our president and chief operating officer, and Lillian Davis, the former stockholders of Pulsar. The agreement provides that Mr. Davis and Ms. Davis will exchange all of their stock for an aggregate of 2,169,938 shares of our common stock simultaneously with the closing of this offering. The shares of our common stock that Mr. Davis and Ms. Davis will receive are valued at approximately $21.7 million, based on an assumed initial public offering price of $10.00 per share. As a result of the Pulsar acquisition, Pulsar will become a wholly-owned subsidiary of Litronic and William Davis and Lillian Davis will become principal stockholders of Litronic.

Other transactions with related parties

   We had obligations aggregating approximately $211,000 to Kris Shah, our chief executive officer and chairman of the board, for accrued compensation at December 31, 1994. On January 2, 1995, this obligation was converted into an unsecured note, bearing interest at an annual rate of 8%, which was due on December 31, 1998. On October 29, 1997, the aggregate principal and interest amounting to approximately $252,000 due on the note was repaid.

   In 1996 and 1997, in the ordinary course of business, we have financed equipment for our operations in the aggregate amount of approximately $1.5 million. These obligations were personally guaranteed by Kris Shah, and were satisfied in full during 1997.

   In June 1995, Davis Holding, Inc., a privately held corporation owned entirely by the son of William W. Davis, Sr., purchased a building in Atlanta, Georgia. This purchase was financed through loans to Davis Holding, Inc. from Wilmington Trust Company in the amount of $2.4 million.

   Between July 1995 and June 1996, Pulsar made a series of eight loans aggregating $2.8 million to Davis Holding, Inc. These loans bear interest at annual rates varying from 7.5% to 10.0% and are due on demand. Two of these loans were in the form of assignment of notes receivable to Pulsar from third parties in the aggregate principal amount of $623,000, which were assigned back to Pulsar in December 1997. The notes were written off as bad debt expense in the year ended December 31, 1997.

   In October 1995, Davis Holding, Inc. and Mr. Davis' son purchased Palmer III Limited Partnership. At the time of the purchase, the principal asset of Palmer was a building in Lanham, Maryland. This purchase was financed through a loan to Davis Holding, Inc. from Wilmington Trust Company in the amount of $2.8 million which was guaranteed by Pulsar and personally guaranteed by William W. Davis, Sr. and Lillian Davis. Following the acquisition of the building, Davis Holding, Inc. leased a portion of the Lanham, Maryland building to Pulsar at fair market rate rents. Payments of rent under the lease were $1,042,000, $955,500 and $409,500 during the years ended December 31, 1996, 1997 and 1998. A portion of the rent expense incurred under the related party lease was used to offset the notes receivable balance of the related party. The amount of rent expense used to offset the notes receivables from Davis Holding, Inc. for the years ended December 31, 1997 and 1998 was $182,000 and $344,000. In addition, principal and interest under the notes were reduced by $750,000 as payment of a fee for terminating the lease as of September 30, 1998. As of January 1, 1999, the approximately $1.3 million outstanding under these loans was converted into a $543,000 promissory note and a $804,000 promissory note, each bearing interest at an annual rate of interest of 7.5%, payable monthly, and maturing upon the sales of the Lanham, Maryland and Atlanta, Georgia properties. On April 30, 1999, Davis Holding, Inc. sold the Lanham property. The proceeds from the sale of the building went into an escrow account with Wilmington Trust Company. On May 5, 1999, Wilmington Trust offset the Davis Holding, Inc. note of $543,000, plus interest of $4,000 against the outstanding Pulsar loan balance with Wilmington Trust Company. A determination was made on the remaining $804,000 note that there were not sufficient assets within Davis Holding, Inc. to repay the outstanding notes payable in the future. Therefore, the remaining receivable was completely reserved as of December 31, 1998.

   In May 1996, Pulsar entered into a line of credit with Wilmington Trust Company which was personally guaranteed by William W. Davis, Sr., and Lillian Davis. Under the line of credit, Pulsar could borrow up to the lesser of its accounts receivable or $22.0 million secured by a pledge of eligible accounts receivable, inventory, machinery and equipment. Interest on the outstanding line of credit accrues at a variable rate of interest. In October 1997, the line of credit was converted to a term loan of $5.2 million which is guaranteed by William W. Davis, Sr., Lillian Davis, Palmer III Limited Partnership and Davis Holding, Inc., and is secured by an indemnity mortgage and security deed from Palmer III Limited Partnership on its Lanham, Maryland property and a security deed from Davis Holding, Inc. on its Atlanta, Georgia property.

   We had an unsecured revolving line of credit up to $1.0 million from Kris Shah which accrued interest at an annual rate of 8%. All unpaid principal and interest under this line was repaid during 1996. During the year ended December 31, 1996, $30,000 of the interest under this line was paid to Mr. Shah. The line of credit expired on January 31, 1997 and was not renewed.

   In June 1996, we entered into a one-year loan and security agreement with Fidelity Funding, Inc., which was personally guaranteed by Kris Shah. Under the agreement, Fidelity extended a variable rate credit line of up to $5.95 million, of which $1.0 million was collateralized by fixed assets, $2.2 million was collateralized by real estate, $2.5 million was collateralized by accounts receivable and inventory and $250,000 in the form of a standby line of credit. In September 1997, we sold the building securing the $2.2 million real estate line and repaid the line. In March 1998, the $2.5 million revolving credit facility was extended to February 2000. As of March 31, 1999, $424,000 was outstanding under this facility. We intend to repay the outstanding indebtedness under this credit facility out of the proceeds from this offering. This will release Mr. Shah's guarantee.

   In December 1996, we entered into a line of credit at a fixed annual rate of interest of 6.6% with the Bank of Yorba Linda for up to $1.0 million, which was personally guaranteed by Kris Shah and his wife, Geraldine Shah, and secured by a pledge of their personal assets. This line was repaid in June 1997.

   In January 1997, we formed KRDS, Inc. as a wholly owned subsidiary in connection with the acquisition of real estate. In connection with the formation of KRDS, Inc. we made a capital contribution in the amount of $8.5 million to KRDS, Inc. Following the acquisition, KRDS leased to us at market a portion of the property acquired to use in our former Intercon division. In December 1997, we made a cash distribution of $9.5 million to our stockholders. Subsequently, as discussed below, we distributed the capital stock and net assets of KRDS to our stockholders. As a result of the

KRDS distribution, we removed the property and the corresponding mortgage and related liabilities from our consolidated balance sheet. Following the distribution, we borrowed $2.9 million from KRDS which was evidenced by an unsecured promissory note. In February 1998, we borrowed an additional $600,000 from KRDS which borrowing was evidenced by an unsecured promissory note. Each of these notes bore interest at an annual rate of 10% and were paid in full in September 1998 with the proceeds of our loan from BYL Bank Group.

   In October 1997, Pulsar entered into an inventory and working capital financing agreement with IBM Global which provides that Pulsar can finance purchases of products through IBM Global. As amended on February 2, 1999, the agreement provides for a credit line up to the lesser of $8 million, a specified percentage of Pulsar's eligible accounts receivable or a specified percentage of Pulsar's on-hand inventory. The credit line is secured by substantially all of Pulsar's assets and personal assets of William W. Davis, Sr. and is personally guaranteed by Mr. Davis and Lillian Davis. We intend to repay a portion of the indebtedness outstanding under this financing agreement using proceeds from this offering.

   During the year ended December 31, 1997 we made pro rata distributions to our stockholders of: (a) $9.5 million in cash, (b) the rights to the contingent payment relating to the sale of our Intercon division, (c) the rights to a gross-up payment for expected tax liability resulting from the gain on the sale of our Intercon division and (d) the capital stock and net assets of KRDS consisting of $8.5 million of cash.

   From January 1, 1998 through June 3, 1999, we executed promissory notes aggregating $6.6 million in favor of BYL Bank Group at a fixed annual rate of interest of 6.6%. The notes are personally guaranteed by Kris Shah and secured by a pledge of personal assets of Mr. Shah. We intend to use a portion of the proceeds of this offering to repay the indebtedness under this loan, at which time Mr. Shah's guarantee and the assets pledged by Mr. Shah will be released.

   Mr. Davis loaned to Pulsar $120,000 on November 23, 1998 and $95,000 on January 5, 1999. These loans bear interest at the annual rate of 6% beginning April 1, 1999.

   In May 1999, we entered into a three-year loan and security agreement with Fidelity Funding, Inc. relating to a new $20 million line of credit facility secured by substantially all of our personal and real property. The facility has an annual interest rate of prime plus .625% and provides for a cap on our borrowings equal to 85% of our eligible accounts receivable plus the lesser of 50% of the value of our eligible on-hand inventory or $1.0 million. Messrs. Shah and Davis have guaranteed the validity of representations and warranties made, and the absence of fraud, in connection with the agreement and have agreed to indemnify Fidelity with respect to disputes concerning accounts receivable securing the facility.

                           DESCRIPTION OF SECURITIES

   Upon the closing of the offering, our authorized capital stock will consist of 25,000,000 shares of common stock, $.01 par value per share and 5,000,000 shares of preferred stock, $.01 par value per share. As of the date of this prospectus, there are 3,870,693 shares of our common stock held of record by five stockholders, and, after giving effect to the Pulsar acquisition, there will be 6,040,631 shares of our common stock outstanding held of record by seven stockholders.

Common stock

   Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock may elect all of the directors standing for election. Holders of common stock are entitled to receive any dividends that are declared by the board of directors. Upon our liquidation, dissolution or winding up, and after payment of all debts and other liabilities, holders of our common stock are entitled to receive our remaining net assets. Holders of common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock are, and the shares we are offering in this offering will be when issued and paid for, fully paid and non-assessable.

Preferred stock

   Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock with a par value of $.01 per share. The board may issue the stock in one or more series and may determine the price, rights, including voting rights, preferences, privileges and restrictions of each series of preferred stock, without any vote or action by our stockholders. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of the date of this prospectus, no shares of preferred stock have been issued.

Registration rights

   We have entered into a registration rights agreement with our stockholders which grants our stockholders the right to include their shares in any registration of our common stock in an underwritten offering that occurs after this offering. All of the stockholders have agreed not to exercise this right for two years following the closing of this offering, without the prior written consent of BlueStone. We have also granted the representatives of the underwriters registration rights with respect to their warrants to purchase up to 370,000 shares of our common stock.

Anti-takeover provisions

 Delaware General Corporation Law

   Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in a merger, asset sale and other transaction with an interested stockholder that results in a financial benefit to the interested stockholder for a three-year period from the date the person became an interested stockholder unless (a) before that date, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding select shares, or (c) on or after that date, the business combination is approved by our board of directors and by the affirmative vote of at least 66% of our outstanding voting stock which is not owned by the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock.

   Our certificate of incorporation does not exclude Litronic from the restrictions imposed under Section 203 of the Delaware General Corporation Law. We expect the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with the board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve, before the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

   Under Delaware General Corporation Law the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our certificate of incorporation or bylaws.

Charter and bylaw provisions

   Our certificate of incorporation and bylaws divide the board into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us. In addition, our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting may be taken only if it is properly brought before the meeting, and may not be taken by written action instead of a meeting. Our bylaws provide that special stockholders' meetings may be called only by the board, the president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Delaware law and charter and bylaw provisions limiting liability of officers and directors

   Our certificate of incorporation contains provisions limiting the liability of our directors. Specifically, the provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in cases involving wrongful acts, such as the breach of a director's duty of loyalty, or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer agent and registrar

   The transfer agent and registrar for the common stock is American Stock Transfer Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

   An aggregate of 3,870,693 of the 6,040,631 shares currently restricted from trading in the public market will become eligible for sale 90 days following the date of this prospectus, subject to agreements with BlueStone restricting their sale for periods of at least six months. We cannot predict the effect, if any, that sales of these additional securities or the availability of these additional securities for sale will have on the market prices prevailing from time to time. In addition, the representatives have been granted registration rights commencing one year from the date of this prospectus providing for the registration under the Securities Act of the securities issuable upon exercise of the representatives' warrants. The exercise of these rights could result in substantial expense to us. Furthermore, if the representatives exercise their registration rights, they will be unable to make a market in our securities for up to nine days before the initial sales of the warrants until the discontinuation of sales. If the representatives cease making a market, the market and market prices for the securities may be adversely affected and the holders of these securities may be unable to sell them.

   Upon completion of this offering, we will have outstanding an aggregate of 9,740,631 shares of our common stock, assuming no exercise of the representatives' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by our affiliates. The remaining 6,040,631 shares of common stock held by existing stockholders are restricted securities under Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Contractual restrictions on resales

   All of our officers, directors and stockholders have agreed not to transfer or dispose of, directly or indirectly, any of their shares of our common stock, or any securities convertible into or, exchangeable or exercisable for shares of our common stock, for a period of 24 months from the date of this prospectus. Transfers or dispositions may be made sooner than 24 months as follows:

  . BlueStone may waive the restrictions on transfer or sale at any time more than six months after the date of this prospectus; or

  . beginning twelve months after the date of this prospectus, owners subject to the restrictions may transfer or dispose of their common stock, without BlueStone's permission, if aggregate sales by them in any 90-day period are not more than the greater of:

    .  one percent of our common stock outstanding at the time of the sale;
       or

    . the average weekly trading volume of our common stock during the four calendar weeks preceding the holder's sale.

  All of our optionholders who are not directors, officers or stockholders have agreed not to transfer or dispose of, directly or indirectly, any of their shares of common stock issued upon the exercise of their options for a period of 12 months from the date of this prospectus. Beginning 12 months after the date of this prospectus, existing optionholders may transfer or dispose of all of their common stock then issuable upon exercise of their options, which are registered under a Form S-8 registration statement.

   Subject to these contractual restrictions and to the provisions of Rule 144, 3,870,693 shares of common stock will be available for sale in the public market commencing six months after the date of this prospectus, and an additional 2,169,938 shares of common stock will be available for sale in the public market commencing twelve months after the date of this prospectus.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of those shares that does not exceed the greater of:

  . one percent of the number of common shares then outstanding, which will equal approximately 97,400 shares immediately after this offering; or

  . the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

   Sales under Rule 144 are also subject to restrictions on the manner of sale and require notice to the Securities and Exchange Commission of the sale. Sales under Rule 144 are also restricted based on the availability of public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares may be sold immediately upon the completion of this offering.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases securities, including options, from us before the date of this prospectus through our stock option plans or through some other written agreement is eligible to resell those shares, including shares issued upon the exercise of options, 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the holding period, information and volume restrictions contained in Rule 144.

                                  UNDERWRITING

   BlueStone Capital Partners, L.P. and Pacific Crest Securities Inc. are acting as representatives of the several underwriters named below. The underwriters have agreed, severally and not jointly, subject to the terms and conditions contained in the underwriting agreement relating to this offering, to purchase the 3,700,000 shares of our common stock. The number of shares of common stock that each underwriter has agreed to purchase appears opposite its name below:

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   BlueStone Capital Partners, L.P.............................
   Pacific Crest Securities Inc................................
                                                                   ---------
     Total.....................................................    3,700,000
                                                                   =========

   Other than shares offered through the over-allotment option, the underwriters are committed to purchase and pay for all of the shares of common stock offered by this prospectus, if any shares are purchased. The obligations of the underwriters under the underwriting agreement are subject to approval of legal matters by counsel and to various other conditions.

   The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price listed on the cover page of this prospectus. The underwriters may allow to dealers who are members of the National Association of Securities Dealers, Inc. concessions, not in excess of $. per share, of which not in excess of $. per share may be reallowed to other dealers who are members of the NASD.

   We have granted to the representatives an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to 555,000 additional shares of our common stock at the public offering price appearing on the cover page of this prospectus, less underwriting discounts and commissions. The representatives may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by this prospectus. If the representatives exercise the over-allotment in full, the
total price to public would be $   , the
total underwriting discounts and commissions would be $    and the total
proceeds paid to us, before payment of the expenses of this offering, would be
$   . We estimate the expenses of this offering, including those payable to or on behalf of the representatives and/or the underwriters described below, to be $2.8 million.

   We have agreed to reimburse the representatives for their accountable out-of-pocket expenses incurred in connection with this offering, up to a maximum amount equal to 1% of the gross proceeds derived from the sale of the shares offered by this prospectus, including shares sold, if any, as a result of the exercise of all or part of the representatives' over-allotment option. We have also agreed to pay all expenses in connection with qualifying the shares offered under the laws of the states designated by the representatives, including fees and expenses of counsel retained for this purpose by the representatives.

   At the closing of this offering, we will sell to the representatives and their designees, for an aggregate of $370, warrants to purchase up to 370,000 shares of our common stock. The representatives' warrants will be exercisable at any time, in whole or in part, during the four-year period commencing one
year from the date of this prospectus, at an exercise price of $   per share,
which is 165% of the public offering price per share. The representatives' warrants also provide that if we issue to all of our stockholders any rights, warrants or options to subscribe for our securities, the holders of any unexercised representatives' warrants then would be entitled to receive the number of these rights, warrants or options which they would have been entitled to receive if they held the number of shares of common stock then issuable upon exercise of their warrants. The representatives' warrants may not be sold, transferred, assigned, pledged or hypothecated during the one-year period following the date of this prospectus, except to the officers and partners of the representatives or the underwriters or members of the selling group. During the exercise period, the holders of the representatives' warrants will have the opportunity to profit from a rise in the market price of the common stock, which will dilute the interests of our stockholders. We expect that the representatives' warrants will be exercised when we would, in all likelihood, be able to obtain any capital we need on terms more favorable than those provided by the representatives' warrants. Any profit realized by the representatives on the sale of their warrants or the underlying shares of common stock may be deemed additional underwriting compensation. The representatives' warrants contain a cashless exercise provision. We have agreed that, upon the request of the holders of a majority of the representatives' warrants, we will at our own expense, on one occasion during the exercise period, register the shares of common stock underlying the representatives' warrants under the Securities Act. We have also agreed to include all shares of common stock underlying the warrants in any appropriate registration statement which we file under the Securities Act during the seven years following the date of this prospectus. We have also agreed to indemnify holders of the common stock underlying the warrants against civil liabilities arising from a registration statement covering these shares.

   In connection with the acquisition of Pulsar, BlueStone has served as our financial advisor and will receive a fee of $500,000 for these services upon closing of this offering.

   All of our officers, directors and securityholders have agreed not to sell, offer for sale, transfer, pledge or dispose of any of their shares of our common stock, or securities convertible, exchangeable or exercisable for shares of our common stock, for a period of 24 months from the date of this prospectus, provided that, after the first six months of this period, this restriction can be waived by BlueStone, in its sole discretion, and provided further that, after the first 12 months of this period, sales may be made, without BlueStone's consent, as long as the number of shares or share equivalents sold by any of these holders does not exceed, during any 90-day period, the greater of (a) 1% of the then outstanding shares of our common stock and (b) the average weekly trading volume of our common stock during the four calendar weeks preceding the holder's sale.

   The representatives have informed us that they do not expect sales of the securities offered to discretionary accounts to exceed 3% of the shares offered by this prospectus.

   We have agreed to indemnify the underwriters against civil liabilities, including liabilities under the Securities Act.

   Before this offering there has been no public market for our common stock. Accordingly, the initial public offering price of the common stock will be determined by negotiation between us and the representatives and may not necessarily be related to our asset value, net worth or other established criteria of value. Factors to be considered in determining the price include our financial condition and prospects, an assessment of our management, market prices of similar securities of comparable publicly-traded companies, financial and operating information of companies engaged in activities similar to our activities and the general condition of the securities market.

   In connection with this offering, the underwriters may engage in passive market making transactions in the shares on Nasdaq in accordance with Rule 103 of Regulation M promulgated under the Exchange Act.

   In connection with this offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock. The underwriters may also place bids or purchase shares to reduce a short position created in connection with the offering. Short positions are created by persons who sell shares which they do not own in anticipation of purchasing shares at a lower price in the market to deliver in connection with the earlier sale. Short positions tend to place downward pressure on the market price of a stock. In addition, the representatives and/or the underwriters may impose a penalty bid by reclaiming the selling concession to be paid to an underwriter or selected dealer when the securities sold by the underwriter or selected dealer are purchased to reduce a short position created in connection with this offering. These activities may stabilize or maintain the market price of the common stock, which may be higher than the price that might have prevailed in the open market without these activities, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on Nasdaq or the over-the-counter market.

                                 LEGAL MATTERS

   The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Arent Fox Kintner Plotkin & Kahn, PLLC, Washington, D.C. Tenzer Greenblatt LLP, New York, New York has served as counsel to the underwriters in connection with this offering.

                                    EXPERTS

   The consolidated financial statements of Litronic Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Pulsar Data Systems, Inc. as of and for the year ended December 31, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1998 financial statements contains an explanatory paragraph that states Pulsar Data Systems, Inc.'s losses from operations and working capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

   The financial statements and schedules of Pulsar Data Systems, Inc. as of December 31, 1997, and for each of the years in the two-year period ended December 31, 1997, have been included in this prospectus and in the registration statement in reliance upon the report of Keller Bruner & Company, L.L.C., independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of Keller Bruner & Company, L.L.C. as experts in accounting and auditing. The report of Keller Bruner & Company, L.L.C. covering the December 31, 1997 financial statements contains an explanatory paragraph that states that Pulsar's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                      WHERE YOU CAN FIND MORE INFORMATION

   We intend to furnish to our stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

   We have filed with the Securities and Exchange Commission a registration statement, including this prospectus and exhibits, on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement. References in this prospectus to any contract, agreement or other document are not necessarily complete. For a more complete description of any of these contracts, agreements or other documents, you should refer to the registration statement and the exhibits attached to the registration statement, which may be obtained for a fee from the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Also, we have filed electronic versions of this registration statement, including its exhibits and this prospectus, with the Securities and Exchange Commission through its electronic data gathering, analysis, and retrieval system. The Securities and Exchange Commission maintains a worldwide web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                          LITRONIC INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998, and March
 31, 1999 (unaudited) and March 31, 1999 Pro Forma (unaudited)............ F-3
Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999
 (unaudited).............................................................. F-4
Consolidated Statements of Shareholders' Deficit for the years ended
 December 31, 1996, 1997 and 1998, and the three months ended March 31,
 1999 (unaudited)......................................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999
 (unaudited).............................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Litronic Inc.:

   We have audited the accompanying consolidated financial statements of Litronic Inc. and subsidiary as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Litronic Inc. and subsidiary as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Orange County, California                 /s/ KPMG LLP
February 26, 1999

                                 LITRONIC INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (In Thousands, Except Share Data)

                                          December 31            March 31
                                         ---------------  -----------------------
                                                                         1999
                                          1997     1998      1999      Pro Forma
                                         -------  ------  ----------- -----------
                                                          (Unaudited) (Unaudited)
                                                                       (Note 1)
            ASSETS (NOTE 5)
 Cash and cash equivalents.............  $   490     898       557         557
 Accounts receivable (note 8)..........      996     740       652         652
 Inventories (note 3)..................      405     533       452         452
 Other current assets..................      136     385       984         984
                                         -------  ------    ------      ------
       Total current assets............    2,027   2,556     2,645       2,645
 Property and equipment, net (note 4)..      320     235       250         250
                                         -------  ------    ------      ------
                                         $ 2,347   2,791     2,895       2,895
                                         =======  ======    ======      ======
 LIABILITIES AND SHAREHOLDERS' DEFICIT
 Current installments of long-term debt
  (note 5).............................  $   --      580       424         424
 Accounts payable......................      415     456       911         911
 Accrued liabilities (note 6)..........    1,227     762       790         790
                                         -------  ------    ------      ------
       Total current liabilities.......    1,642   1,798     2,125       2,125
 Long-term debt, less current
  installments (note 5)................      606   5,200     5,950       5,950
 Notes payable to related parties (note
  7)...................................    2,900     --        --          --
                                         -------  ------    ------      ------
       Total liabilities...............    5,148   6,998     8,075       8,075
 Shareholders' deficiency (note 10):
   Preferred stock, $0.01 par value.
     Authorized 5,000,000 shares; no
      shares issued or outstanding.....      --      --        --          --
   Common stock, $0.01 par value.
     Authorized 25,000,000 shares;
      issued and outstanding 3,870,693
      shares...........................       39      39        39          39
   Additional paid-in capital..........      --      --        --       (5,219)
   Accumulated deficit.................   (2,840) (4,246)   (5,219)        --
                                         -------  ------    ------      ------
 Net shareholders' deficit.............   (2,801) (4,207)   (5,180)     (5,180)
                                         -------  ------    ------      ------
 Commitments and contingencies (note 9)
                                         $ 2,347   2,791     2,895       2,895
                                         =======  ======    ======      ======


          See accompanying notes to consolidated financial statements.

                                 LITRONIC INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (in thousands except share and per share data)

                                                              Three Months
                             Year Ended December 31,         Ended March 31,
                          -------------------------------  --------------------
                            1996       1997       1998       1998       1999
                          ---------  ---------  ---------  ---------  ---------
                                                               (unaudited)
Revenues:
 Product (note 8).......  $   7,855      8,627      5,214      1,354        885
 License and service
  (note 8)..............      1,541      1,539      1,041        309        156
 Research and
  development...........        --         --         398        --         369
                          ---------  ---------  ---------  ---------  ---------
    Total revenue.......      9,396     10,166      6,653      1,663      1,410
                          ---------  ---------  ---------  ---------  ---------
Costs and expenses:
 Cost of sales -
  product...............      4,098      3,211      2,821        667        507
 Cost of sales - license
  and service ..........        581        643        950        176        140
 Selling, general and
  administrative .......      2,052      3,487      2,631        662        871
 Research and
  development ..........        725      1,172      1,334        341        765
                          ---------  ---------  ---------  ---------  ---------
    Operating income
     (loss).............      1,940      1,653     (1,083)      (183)      (873)
Interest expense, net
 (notes 5 and 7)........         19         42        418        108        109
                          ---------  ---------  ---------  ---------  ---------
Earnings (loss) from
 continuing operations
 before income taxes....      1,921      1,611     (1,501)      (291)      (982)
Provision for (benefit
 from) income taxes.....         29         22        (95)       (51)        (9)
                          ---------  ---------  ---------  ---------  ---------
Earnings (loss) from
 continuing operations..      1,892      1,589     (1,406)      (240)      (973)
Discontinued operations
 (note 2):
  Loss from discontinued
   operations, net of
   applicable income tax
   benefit of $13 in
   1996 and $23 in
   1997.................       (986)    (1,278)       --         --         --
  Gain on disposal of
   discontinued
   operations, net of
   income tax expense of
   $241.................        --      15,023        --         --         --
                          ---------  ---------  ---------  ---------  ---------
Net earnings (loss).....  $     906     15,334     (1,406)      (240)      (973)
                          =========  =========  =========  =========  =========
Pro forma net earnings
 (loss) (unaudited):
  Historical earnings
   (loss) from
   continuing operations
   before income taxes..  $   1,921      1,611     (1,501)      (291)      (982)
  Pro forma provision
   for (benefit from)
   income taxes.........        672        547       (510)       (99)      (333)
                          ---------  ---------  ---------  ---------  ---------
  Pro forma earnings
   (loss) from
   continuing
   operations...........      1,249      1,064       (991)      (192)      (649)
  Discontinued
   operations, net of
   applicable pro forma
   income tax effect....       (599)     8,377        --         --         --
                          ---------  ---------  ---------  ---------  ---------
  Pro forma net earnings
   (loss)...............  $     650      9,441       (991)      (192)      (649)
                          =========  =========  =========  =========  =========
Earnings (loss) from
 continuing operations
 per share--basic and
 diluted................  $     .49        .41       (.36)      (.06)      (.25)
Discontinued operations,
 net of applicable
 income tax effect, per
 share--basic and
 diluted................       (.26)      3.55        --         --         --
                          ---------  ---------  ---------  ---------  ---------
Net earnings (loss) per
 share--basic and
 diluted................  $     .23       3.96       (.36)      (.06)      (.25)
                          =========  =========  =========  =========  =========
Pro forma earnings
 (loss) from continuing
 operations per share--
 basic and diluted......  $     .32        .28       (.26)      (.05)      (.17)
Discontinued operations,
 net of applicable pro
 forma income tax
 effect, per share--
 basic and diluted......       (.15)      2.16        --         --         --
                          ---------  ---------  ---------  ---------  ---------
Pro forma net earnings
 (loss) per share--basic
 and diluted............  $     .17       2.44       (.26)      (.05)      (.17)
                          =========  =========  =========  =========  =========
Shares used in per share
 computations--basic and
 diluted................  3,870,693  3,870,693  3,870,693  3,870,693  3,870,693
                          =========  =========  =========  =========  =========

          See accompanying notes to consolidated financial statements.

                                 LITRONIC INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                 (in thousands)

                                       Common Stock                   Net
                                       ------------- Accumulated Shareholders'
                                       Shares Amount   Deficit      Deficit
                                       ------ ------ ----------- -------------
Balance, December 31, 1995............ 3,871   $ 39    (1,046)      (1,007)
Net earnings..........................   --     --        906          906
                                       -----   ----    ------       ------
Balance, December 31, 1996............ 3,871     39      (140)        (101)
Net earnings..........................   --     --     15,334       15,334
Cash dividends to shareholders (note
 7)...................................   --     --     (9,534)      (9,534)
Distribution of KRDS, Inc. stock to
 shareholders (note 7)................   --     --     (8,500)      (8,500)
                                       -----   ----    ------       ------
Balance, December 31, 1997............ 3,871     39    (2,840)      (2,801)
Net loss..............................   --     --     (1,406)      (1,406)
                                       -----   ----    ------       ------
Balance, December 31, 1998............ 3,871     39    (4,246)      (4,207)
Net loss (unaudited)..................   --     --       (973)        (973)
                                       -----   ----    ------       ------
Balance, March 31, 1999 (unaudited)... 3,871   $ 39    (5,219)      (5,180)
                                       =====   ====    ======       ======


          See accompanying notes to consolidated financial statements.

                                 LITRONIC INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                 Three Months
                                      Year Ended December 31,      March 31,
                                      -------------------------  --------------
                                        1996     1997     1998    1998    1999
                                      --------  -------  ------  ------  ------
                                                                  (unaudited)
Cash flows from operating
 activities:
 Net earnings (loss)................  $    906   15,334  (1,406)   (240)   (973)
 Adjustments to reconcile net
  earnings (loss) to net cash
  provided by (used in) operating
  activities:
 Depreciation and amortization......        61      129     203      54      54
 Gains on disposal of discontinued
  operations, net of tax............       --   (15,023)    --      --      --
 Cash payments related to
  discontinued operations...........       942      152     --      --      --
 Changes in assets and liabilities:
  Accounts receivable...............      (896)   1,048     256    (442)     88
  Inventories.......................      (586)     715    (128)     23      81
  Other current assets..............      (126)      13    (249)     93    (599)
  Accounts payable..................      (305)    (418)     41     (71)    455
  Accrued liabilities...............       574       92    (465)   (441)     28
                                      --------  -------  ------  ------  ------
   Net cash provided by (used in)
    operating activities............       570    2,042  (1,748) (1,024)   (866)
                                      --------  -------  ------  ------  ------
Cash flows from investing
 activities:
 Purchases of property and
  equipment.........................      (560)  (4,919)   (118)    (30)    (69)
 Proceeds from disposal of
  discontinued operations...........       --    20,567     --      --      --
                                      --------  -------  ------  ------  ------
   Net cash provided by (used in)
    investing activities............      (560)  15,648    (118)    (30)    (69)
                                      --------  -------  ------  ------  ------
Cash flows from financing
 activities:
 Discontinued operations financing
  activities........................       --      (698)    --      --      --
 Proceeds from revolving note
  payable to bank...................    11,049   18,649   6,496   1,100   1,142
 Proceeds from related party
  revolving line of credit..........       190      --      --      --      --
 Proceeds from related party note
  payable...........................       --     2,900     600     600     --
 Proceeds from long-term debt.......     4,645    3,038   5,200     --      750
 Principal payments on revolving
  notes payable to bank.............   (11,122) (18,445)    --      --      --
 Repayment of related party
  revolving line of credit..........      (944)     --      --      --      --
 Repayment of related party note
  payable...........................       --      (248) (3,500)    --      --
 Principal payments on long-term
  debt..............................    (3,061)  (5,224) (6,522)   (931) (1,298)
Cash dividends to shareholders......       --    (9,534)    --      --      --
Cash distribution to shareholders...       --    (8,500)    --      --      --
                                      --------  -------  ------  ------  ------
   Net cash provided by (used in)
    financing activities............       757  (18,062)  2,274     769     594
                                      --------  -------  ------  ------  ------
   Net increase (decrease) in cash..       767     (372)    408    (285)   (341)
                                      --------  -------  ------  ------  ------
Cash and cash equivalents at
 beginning of year..................        95      862     490     490     898
                                      --------  -------  ------  ------  ------
Cash and cash equivalents at end of
 year...............................  $    862      490     898     205     557
                                      ========  =======  ======  ======  ======
Supplemental disclosures of cash
 flow information:
 Cash paid during the year for:
 Interest...........................  $    589      119     418      31     103
 Income taxes.......................         1      204     --      --        2
                                      ========  =======  ======  ======  ======
Supplemental disclosure of noncash
 investing and financing activities:
 Liabilities transferred in
  connection with sale of Intercon
  division (note 2).................  $    --      (366)    --      --      --
 Mortgage transferred in connection
  with distribution of KRDS, Inc.
  (note 7)..........................       --    (3,038)    --      --      --
                                      ========  =======  ======  ======  ======

          See accompanying notes to consolidated financial statements.

                                 LITRONIC INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                     (in thousands, except per share data)

(1) General Information and Summary of Significant Accounting Policies

   General

   Litronic Inc. (through a reorganization with Litronic Industries, Inc., as described further below) (the Company) designs and produces high grade information security solutions. In addition, the Company also provides engineering and other services to various government agencies on a time and material basis. Through its Intercon division (Intercon), which was discontinued during 1997 (see note 2), Litronic Industries, Inc. provided state-of-the-art electronic interconnect products for both government and commercial entities.

   In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which are normal recurring accruals) necessary to present fairly the financial position as of March 31, 1999, and the consolidated statements of operations, shareholders' deficiency and cash flows for the three months ended March 31, 1998 and 1999. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

   Proposed Public Offering and Reorganization

   During 1998, Litronic Industries, Inc. engaged attorneys and investment bankers to assist in the effectuation of an initial public offering of common stock of Litronic Inc., a newly formed corporation with no operations (the "Offering"). Litronic Industries, Inc. has also initiated certain events (the "Reorganization") in connection with the Offering which will result in it becoming a wholly-owned subsidiary of Litronic Inc. as of the effective date of the Offering. The Reorganization will be accomplished through a stock-for-stock exchange between Litronic Inc. and Litronic Industries, Inc. and will be accounted for as an "as if pooling of interests" for entities under common control. The Company has also entered into a stock acquisition agreement with Pulsar Data Systems, Inc. to be effected simultaneously with the Offering. This acquisition is contingent upon the successful completion of the Offering.

   All of the outstanding shares of Litronic Industries, Inc. will be exchanged for 3,870,693 shares of the Company's common stock. Consequently, upon the effective date of the Offering and the related Reorganization, the consolidated group will include the operations of Litronic Inc. and its wholly-owned subsidiary, Litronic Industries, Inc.

   Basis of Financial Statement Presentation

   The consolidated financial statements and related notes presented herein have been retroactively adjusted to reflect the Reorganization. The capital structure presented in these financial statements is that of Litronic Inc., but all other information presented relates to the historical and pro forma operations of Litronic Industries, Inc., as Litronic Inc. had no operations during the periods presented and will have no operations until the consummation of the Reorganization. All references herein to "the Company" refer to Litronic Inc. as consolidated with Litronic Industries, Inc.

   Pro Forma Presentation

   Concurrently with the Reorganization, Litronic Industries, Inc. will terminate its Subchapter S corporation status and will become subject to federal and state income taxes. The accompanying pro forma consolidated balance sheet reflects this change from an S corporation to a C corporation. The accompanying pro forma

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

consolidated financial statements of operations include a pro forma presentation to reflect a provision for income taxes in accordance with Statement of Financial Accounting Standards No. (Statement) 109, "Accounting for Income Taxes." Statement 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of deferred income tax is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized. The Company has not recorded any deferred tax assets in the accompanying unaudited consolidated pro forma balance sheet as management believes it is not more likely than not that the Company will realize the benefit of such deferred tax assets.

   Unaudited pro forma earnings (loss) for the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1998 and 1999, reflect a provision for (benefit from) income taxes as if the Company had been subject to federal and state income taxes at an estimated effective tax rate of approximately 34%.

   Pro Forma Earnings (Loss) Per Share

   In 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings Per Share." Statement 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. Such shares are not included when there is a loss as the effect would be anti-dilutive.

   Principles of Consolidation

   The consolidated financial statements include the accounts of Litronic Inc., its wholly-owned subsidiary Litronic Industries, Inc. and, in 1997, Litronic Industries, Inc.'s wholly owned subsidiary, KRDS, Inc., which was formed as a corporation on January 30, 1997. All significant intercompany balances and transactions have been eliminated in consolidation. On December 31, 1997, the Company distributed KRDS, Inc. to the Company's primary shareholders (note 7).

   Revenue Recognition

   Revenue from product sales, including embedded software, is recognized upon shipment unless contract terms call for a later date, net of an allowance to cover estimated warranty costs. Customers do not have the right of return except for product defects, and product sales are not contingent upon customer testing, approval and/or acceptance. The costs of providing postcontract customer support are not significant. Revenue under service and development contracts is recorded as services are rendered. The Company's revenue recognition policies are in compliance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. Revenue under research arrangements with government agencies is recorded as revenue as services are rendered or products are shipped.

   Included in research and development revenue for the year ended December 31, 1998 and the three months ended March 31, 1999 is $398 and $369 (unaudited), respectively, related to a contract with the National Security Agency (NSA). The Company is designing a microprocessor meeting certain minimum specifications under a contract with the NSA. The Company has contracted with others to perform certain aspects of the project. All related project costs are expensed as research and development as incurred. No other funds received for research and development projects were recorded during any of the periods presented. The amounts received from the NSA are not refundable regardless of the results of the development efforts. The related research and development costs are not separately identifiable, therefore the corresponding costs of the entire development effort are included in research and development expenses.

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

   Property and Equipment

   Property and equipment are stated at cost. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of 2 to 7 years.

   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   Business Segments

   As of January 1, 1998, the Company adopted Statement 131, "Disclosure about Segments of an Enterprise and Related Information," which requires entities to report financial and descriptive information about its reportable operating segments. The Company historically operated in two business segments, information security solutions and electronic interconnect products. On September 30, 1997, the Company sold its Intercon division, which produced electronic interconnect products. Accordingly, the Intercon division operations have been accounted for as discontinued operations (note 2). The Company's remaining operations pertain only to its information security solutions segment.

   Accounting for Stock Options

   The Company applies the provisions of Statement 123, "Accounting for Stock-Based Compensation," which requires entities to recognize as expense over the vesting period the fair value as of the date of grant of all stock based awards. Alternatively, Statement 123 allows entities to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and to provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25, under which compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price, and provide the pro forma disclosure provisions of Statement 123 in its annual financial statements (see note 10).

   Fair Value of Financial Instruments

   The Company applies the provisions of Statement 107, "Disclosures about Fair Value of Financial Instruments." Statement 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Statement 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1997 and 1998 and March 31, 1999 (unaudited), management believes the fair value of all financial instruments approximated carrying value.

   Income Taxes

   The Company has elected to be taxed as an S corporation under the provisions of Section 1362 of the Internal Revenue Code and uses the accrual basis of reporting for income tax purposes. Accordingly, the

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Company has not provided for Federal income taxes since the liability is that of the shareholders. The Company is subject to state income taxes on earnings before taxes. The provision (benefit) for state income taxes was $29 for continuing operations and $(13) for discontinued operations for the year ended December 31, 1996. The provision (benefit) for state income taxes was $22 for continuing operations, $(23) for discontinued operations, and $241 for the gain on disposal of discontinued operations for the year ended December 31, 1997. The benefit for state income taxes was $95 for continuing operations for the year ended December 31, 1998. The provision (benefit) for state income taxes was ($51) and ($9) for continuing operations for the three months ended March 31, 1998 and 1999, respectively (unaudited).

   Comprehensive Income

   As of January 1, 1998, the Company adopted Statement 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of Statement 130 had no impact on the Company's consolidated financial statements as the Company had no transactions that would be considered other comprehensive income.

   Estimates

   The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

   New Accounting Standards

   In December 1998, the AICPA issued Statement of Position (SOP) 98-9. SOP 98-9 amends certain paragraphs of SOP 97-2 to require recognition of revenue using the "residual method" under certain circumstances. The "residual method" established by SOP 98-9 is effective for fiscal years beginning after March 15, 1999. The Company believes the adoption of SOP 98-9 will not have a significant impact on its financial position or results of operations.

(2) Discontinued Operations

   The Company sold its Intercon division on September 30, 1997 for cash to AlliedSignal Inc., a non-related publicly-traded company. The gain on sale was $15,023, net of tax expense of $241. The results of the Intercon division have been classified as discontinued operations in the accompanying consolidated financial statements. For the year ended December 31, 1996, Intercon revenues were $8,175. Intercon's 1997 revenues through the sale date were $7,653.

   In addition to the cash proceeds received upon the close of the transaction, the agreement provided for the right to receive a contingent purchase price not to exceed $45,400 as well as a "gross-up" payment based upon the approximate expected tax benefit related to the assets transferred. Effective November 30, 1997, this right was distributed pro rata to the Company's shareholders.

   On December 31, 1997, the Company spun-off its subsidiary, KRDS, Inc., to the Company's shareholders. The results of KRDS, Inc. have been classified as discontinued operations in the accompanying consolidated financial statements. For the year ended December 31, 1997, KRDS, Inc.'s revenues were $380.

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(3) Inventories

   A summary of inventories follows:

                                                       December 31,
                                                       -------------  March 31,
                                                        1997   1998     1999
                                                       ------ ------ -----------
                                                                     (unaudited)
   Raw materials...................................... $  230 $  239    $278
   Work-in-process....................................     45     25      65
   Finished goods.....................................    130    269     109
                                                       ------ ------    ----
                                                       $  405 $  533    $452
                                                       ====== ======    ====

(4) Property and Equipment

   A summary of property and equipment follows:

                                                 December 31,
                                                 -------------
                                                  1997   1998  March 31, 1999
                                                 ------ ------ ---------------
                                                               (unaudited)
   Machinery and equipment...................... $   68 $   68    $ 68
   Furniture and fixtures.......................    458    576     645
                                                 ------ ------    ----
                                                    526    644     713
   Less accumulated depreciation and
    amortization................................    206    409     463
                                                 ------ ------    ----
                                                 $  320 $  235    $250
                                                 ====== ======    ====

(5) Long-Term Debt

   A summary of long-term debt follows:

                                                  December 31,
                                                  -------------
                                                  1997   1998   March 31, 1999
                                                  ------------- ---------------
                                                                (unaudited)
   Notes payable to bank secured by
    substantially all assets of the Company and
    personal assets of, and a guarantee by, the
    Company's president and
    majority shareholder, bearing interest at
    6.6% payable monthly, maturing July 31,
    2000........................................  $ --   $5,200   $5,950
   Revolving note payable to bank (the Revolver)
    bearing interest at prime plus 1.5% (9.75%
    at December 31, 1998) payable in monthly
    interest-only payments through maturity on
    July 31, 2000; secured by substantially all
    assets of the Company and by personal assets
    of, and a guarantee by, the Company's
    president and majority shareholder;
    renewable at the bank's option for
    additional one-year periods.................    606     580      424
                                                  ----- -------   ------
                                                    606   5,780    6,374
   Less current installments....................    --      580      424
                                                  ----- -------   ------
                                                    606   5,200    5,950
                                                  ===== =======   ======

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Principal maturities of long-term debt are as follows:

                                                December 31, 1998 March 31, 1999
                                                ----------------- --------------
                                                                   (unaudited)
   1999........................................      $  580           $  424
   2000........................................       5,200            5,950
   2001 and thereafter.........................         --               --
                                                     ------           ------
                                                     $5,780           $6,374
                                                     ======           ======

   The Revolver contains certain covenants and restrictions, including maintenance of certain financial ratios and a restriction on future borrowings. As of December 31, 1998 and March 31, 1999 (unaudited), the Company was not in compliance with certain of these covenants, and has received a waiver of these covenants until April 1, 1999. In addition, the Revolver was amended through the earlier of the closing of the Offering or May 31, 1999.

   As of December 31, 1998 and March 31, 1999, the Company had available borrowings of $1,920 and $2,076 (unaudited), respectively, under the Revolver.

(6) Accrued Liabilities

   A summary of accrued liabilities follows:

                                                   December 31,
                                                   ------------
                                                    1997   1998  March 31, 1999
                                                   ------- ----  --------------
                                                                 (unaudited)
   Professional fees.............................. $   395 $ 350    $390
   Deferred revenue...............................     165   107      55
   Accrued vacation...............................     145   127     149
   Accrued compensation...........................     346    93     143
   Other..........................................     176    85      53
                                                   ------- -----    ----
                                                   $ 1,227 $ 762    $790
                                                   ======= =====    ====

(7) Related Party Transactions

   At December 31, 1994, the Company had an obligation of $248 to two of the Company's executive officers for accrued compensation. On January 2, 1995, such obligation was converted to two unsecured notes payable bearing interest at 8%, which were due and payable on December 31, 1998. On October 29, 1997, the principal and interest amounting to $305 due on the notes was repaid. The Company incurred interest expense on these notes aggregating $20 and $18 in 1996 and 1997, respectively.

   The Company had an unsecured revolving line of credit with the Company's president and majority shareholder, which permitted borrowings of up to $1,000. All unpaid principal and accrued interest at 8% per annum were due and payable on January 31, 1997. The Company incurred interest expense under this line of credit aggregating $30 in 1996. All outstanding borrowings and accrued interest under this line of credit were repaid during 1996. The line was not renewed when it expired on January 31, 1997.

   The primary shareholders of Litronic Industries, Inc. formed KRDS, Inc., for the sole purpose of purchasing real estate property. The majority of the property acquired was leased to the Intercon division and

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

the acquirer of the Intercon division has subsequently executed a continuing lease arrangement with KRDS, Inc. KRDS's only operations consisted of a mortgage obligation, interest, depreciation and rental income from the Company related to the real estate property. The operations of KRDS, Inc. were consolidated with the operations of Litronic Industries, Inc. through December 31, 1997, when concurrent with the sale of the Intercon division, the Company distributed KRDS, Inc. to the Company's shareholders. As the operations of KRDS, Inc. were related to the Intercon operations, the 1997 net income for KRDS, Inc. of $2 (after intercompany eliminations) is included in the loss from discontinued operations in the accompanying consolidated statement of operations.

   As a result of the sale of the Intercon division on September 30, 1997, the Company distributed $9,534 in cash dividends and distributed the common stock of KRDS, Inc., to the shareholders of Litronic on a pro rata basis in 1997. The net assets of KRDS, Inc. consisted of $8,500 in cash at the time of the distribution.

   On December 31, 1997, the Company entered into two unsecured notes payable with KRDS, Inc., it is which the Company was extended $900 and $2,000 in working capital funds and a total of $2,900 was outstanding under these related party notes at December 31, 1997. In February 1998, the Company entered into a third unsecured note payable with KRDS, Inc., under which the Company was extended $600 in working capital funds. Interest was at 10% for each of the unsecured notes payable and each of these unsecured notes and accrued interest were paid in full during 1998. The Company incurred $252 of interest expense on these notes in 1998.

(8) Concentration of Credit Risk and Significant Customers

   Financial instruments that potentially subject the Company to concentration of credit risk are trade receivables. Credit risk on trade receivables is limited as a result of the Company's customer base and their dispersion across different industries and geographic regions. As of December 31, 1997 and 1998, accounts receivable included $447 and $308, respectively, due from the U.S. Government and related agencies.

   The Company had sales to three customers which represented 39%, 29% and 18% of 1996 total revenue, respectively. The Company had sales to three customers which represented 45%, 20% and 19% of 1997 total revenue, respectively. The Company had sales to three customers which represented 44%, 17% and 20% of 1998 total revenues, respectively. The Company had sales to two customers which represented 39% (unaudited) and 27% (unaudited), respectively, of total revenue for the three months ended March 31, 1999. No other customers accounted for more than 10% of net revenues in 1996, 1997 or 1998. Trade accounts receivable aggregated $709, $493 and $388 (unaudited) from the aforementioned major customers as of December 31, 1997 and 1998, and March 31, 1999, respectively.

(9) Commitments and Contingencies

   The Company leases office space under noncancelable operating leases. The terms of the leases range up to four years. The following summarizes the future minimum lease payments under all noncancelable operating lease obligations:

   Year ending December 31,
   ------------------------
     1999.................................................................. $290
     2000..................................................................  243
     2001..................................................................  162
                                                                            ----
                                                                            $695
                                                                            ====

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Rental expense under noncancelable operating leases was $206, $215 and $310 for the years ended December 31, 1996, 1997 and 1998.

   As the Company provides engineering and other services to various government agencies, it is subject to retrospective audits which may result in adjustments to amounts recognized as revenues, and the Company may be subject to investigation by governmental entities. Failure to comply with the terms of any governmental contracts could result in civil and criminal fines and penalties, as well as suspension from future government contracts. The Company is not aware of any adjustments, fines or penalties which could have a material adverse effect on its financial position or results of operations.

(10) Stock Option Plans

   Under the Company's Employee Stock Option Plan (the Plan), which was established in April 1998, the exercise price of options granted will not be less than the fair market value of the related common stock at the date of grant. The total number of shares of common stock available for grant under the Plan is 600. All stock options granted have 10 year terms. Unless otherwise provided by the Board of Directors or a committee of the Board administering the Plan, each option granted under the Plan vested on December 31, 1998 as to 10-15%, plus an additional 2.5% for each year of service with the Company, and 20% each December 31 thereafter until fully vested.

   Following is a summary of stock option transactions:

                                                                     Weighted
                                                           Number    Average
                                                             of   Exercise Price
                                                           Shares   Per Share
                                                           ------ --------------
   Options outstanding at December 31, 1997...............  --         $--
   Granted................................................  285        0.70
   Cancelled..............................................    4        0.70
                                                            ---
   Options outstanding at December 31, 1998...............  281        0.70
                                                            ===

   As of December 31, 1998, the number of options exercisable was 143.

   The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net loss would have been increased to the pro forma amount indicated below.

                                                                     Year Ended
                                                                    December 31,
                                                                        1998
                                                                    ------------
   Net loss as reported............................................   $(1,406)
   Assumed stock compensation cost.................................        16
                                                                      -------
   Pro forma net loss..............................................   $(1,422)
                                                                      =======

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5%; dividend yield of 0.0%; average expected lives of 6 years; and volatility of 0%. The weighted-average fair value per option granted in 1998 was

                                 LITRONIC INC.
                                 AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

$0.70. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely-tradable, fully-transferable options without vesting restrictions, which significantly differ from the Company's stock option plans. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date.

(11) Employee Retirement Savings Plan

   Effective January 1, 1998, the Company established a retirement plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees are able to contribute up to 20% of their compensation not to exceed the maximum IRS deferral amount. The Company may also match employee contributions at its discretion. During 1998, the Company made contributions of $40 to this plan.

                           PULSAR DATA SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Reports......................................... F-17-F-18
Balance sheets........................................................      F-19
Statements of operations..............................................      F-20
Statements of stockholders' equity (deficit)..........................      F-21
Statements of cash flows..............................................      F-22
Notes to financial statements.........................................      F-23
Schedule II--Valuation and qualifying accounts........................       S-1

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pulsar Data Systems, Inc.

   We have audited the accompanying balance sheet of Pulsar Data Systems, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. In connection with our audit of the financial statements, we also have audited the financial statement schedule for the year ended December 31, 1998 as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pulsar Data Systems, Inc. as of December 31, 1998, and the results of its operations and its cash flow for the year ended December 31, 1998, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements take as a whole, presents fairly, in all materials respects, the information set forth therein.

   The accompanying financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered a net loss of $8,141,000 in 1998 and has a net capital deficiency of $9,951,000 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

McLean, Virginia
March 31, 1999
except for the third
paragraph of Note 5
which is as of

May 5, 1999,
Note 16 which is as

of June 3, 1999 and

the seventh paragraph

of Note 7 which is as

of June 4, 1999.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pulsar Data Systems, Inc.
Lanham, Maryland

   We have audited the accompanying balance sheet of Pulsar Data Systems, Inc. as of December 31, 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two year period ended December 31, 1997 and the financial statement schedule for each of the years in the two year period ended December 31, 1997. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pulsar Data Systems, Inc. as of December 31, 1997, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1997 in conformity with generally accepted accounting principles. Also in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

   The accompanying financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company incurred a net loss of approximately $11,016,000 during the year ended December 31, 1997 and has a net capital deficiency of approximately $1,810,000 at December 31, 1997. In addition, as of December 31, 1997, the Company is in violation of its financing agreement debt covenants. These factors, among others, as discussed in Note 14 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ Keller Bruner & Company, L.L.C.

Bethesda, Maryland
April 27, 1998

                           PULSAR DATA SYSTEMS, INC.

                                 BALANCE SHEETS
                 (Dollars in thousands, except per share data)

                                                   December 31,
                                                  ----------------   March 31,
                                                   1997     1998       1999
                                                  -------  -------  -----------
                                                                    (unaudited)
                     ASSETS
Cash and cash equivalents........................ $ 2,236  $   352   $    441
Accounts receivable..............................  31,213   10,145      5,798
Inventory........................................   2,348      775        890
Other current assets.............................     245      --         --
                                                  -------  -------   --------
    Total current assets.........................  36,042   11,272      7,129
                                                  -------  -------   --------
Property and equipment...........................   1,100      581        525
Notes receivable--related parties................   2,218      543        543
Cash surrender value of life insurance...........   1,416      216        224
Deposits and other assets........................      95      118        118
                                                  -------  -------   --------
                                                    4,829    1,458      1,410
                                                  -------  -------   --------
                                                  $40,871  $12,730   $  8,539
                                                  =======  =======   ========
      LIABILITIES AND STOCKHOLDERS' DEFICIT
Financing arrangement--IBM....................... $28,067  $ 9,403   $  7,201
Current installments of long-term debt...........     915      964        967
Notes payable--vendors...........................     --     3,948      3,361
Accounts payable.................................   7,267    3,933      3,829
Accrued liabilities..............................   2,229    1,072      1,623
Notes payable to shareholder.....................     --       120        215
                                                  -------  -------   --------
    Total current liabilities....................  38,478   19,440     17,196
Notes payable, net of current maturities.........   4,203    3,241      3,085
                                                  -------  -------   --------
    Total liabilities............................  42,681   22,681     20,281
                                                  -------  -------   --------
Commitments and Contingencies
Stockholders' Deficit
  Common stock; par value $1; authorized, issued
   and outstanding 1,000 shares..................       1        1          1
  Additional paid-in capital.....................   1,663    1,663      1,663
  Accumulated deficit............................  (3,474) (11,615)   (13,406)
                                                  -------  -------   --------
    Net stockholders' deficit....................  (1,810)  (9,951)   (11,742)
                                                  -------  -------   --------
                                                  $40,871  $12,730   $  8,539
                                                  =======  =======   ========

                 See accompanying notes to financial statements

                           PULSAR DATA SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                 (Dollars in thousands, except per share data)

                                                              Three Months
                                 Year Ended December 31,     Ended March 31,
                                ---------------------------  ----------------
                                  1996      1997     1998     1998     1999
                                --------  --------  -------  -------  -------
                                                               (unaudited)
Revenues....................... $165,958  $151,520  $80,532  $18,018  $ 9,948
Cost of revenues...............  149,364   142,201   74,970   17,472    9,389
                                --------  --------  -------  -------  -------
    Gross margin...............   16,594     9,319    5,562      546      559
Selling, general and adminis-
 trative expenses..............   13,545    17,152   11,665    2,256    1,892
                                --------  --------  -------  -------  -------
    Operating income (loss)....    3,049    (7,833)  (6,103)  (1,710)  (1,333)
                                --------  --------  -------  -------  -------
Other income (expense)
  Interest expense.............   (3,564)   (3,640)  (2,099)    (706)    (478)
  Interest income..............      639       457       61      200       20
                                --------  --------  -------  -------  -------
                                  (2,925)   (3,183)  (2,038)    (506)    (458)
                                --------  --------  -------  -------  -------
    Net earnings (loss)........ $    124  $(11,016) $(8,141) $(2,216) $(1,791)
                                ========  ========  =======  =======  =======
Earnings (loss) per share: ba-
 sic and diluted............... $    124  $(11,016) $(8,141) $(2,216) $(1,791)
                                ========  ========  =======  =======  =======
Weighted average shares out-
 standing......................    1,000     1,000    1,000    1,000    1,000
                                ========  ========  =======  =======  =======


                 See accompanying notes to financial statements

                           PULSAR DATA SYSTEMS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (In thousands)

                              Common Stock  Additional Accumulated
                              -------------  Paid In    Earnings
                              Shares Amount  Capital    (Deficit)   Total
                              ------ ------ ---------- ----------- --------
Balance, January 1, 1996....     1    $ 1     $   21    $  9,045   $  9,067
  Net earnings..............   --     --         --          124        124
  Distributions to
   stockholders.............   --     --         --       (1,483)    (1,483)
                               ---    ---     ------    --------   --------
Balance, December 31, 1996..     1      1         21       7,686      7,708
  Additional paid-in capital
   contributed by
   stockholders.............   --     --         291         --         291
  Forgiveness of
   stockholder's deferred
   compensation.............   --     --       1,351         --       1,351
  Net loss..................   --     --         --      (11,016)   (11,016)
  Distributions to
   stockholders.............   --     --         --         (144)      (144)
                               ---    ---     ------    --------   --------
Balance, December 31, 1997..     1      1      1,663      (3,474)    (1,810)
  Net loss..................   --     --         --       (8,141)    (8,141)
                               ---    ---     ------    --------   --------
Balance, December 31, 1998..     1      1      1,663     (11,615)    (9,951)
  Net loss (unaudited)......   --     --         --       (1,791)    (1,791)
                               ---    ---     ------    --------   --------
Balance, March 31, 1999
 (unaudited)................     1    $ 1     $1,663    $(13,406)  $(11,742)
                               ===    ===     ======    ========   ========


                See accompanying notes to financial statements.

                           PULSAR DATA SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                Three Months
                                   Year Ended December 31,     Ended March 31,
                                   --------------------------  ----------------
                                    1996      1997     1998     1998     1999
                                   -------  --------  -------  -------  -------
                                                                 (unaudited)
Cash Flows from Operating
 Activities:
 Net earnings (loss).............  $   124  $(11,016) $(8,141) $(2,216) $(1,791)
 Adjustments to reconcile net
  earnings (loss) to net cash
  provided by operating
  activities:
 Depreciation and amortization...      467       585      415      103       61
 Loss on disposal of assets......       63       --       162      --       --
 Deferred compensation...........      364       --       --       --       --
 Provisions for doubtful accounts
  and notes receivable...........      403     4,621    3,370       75      164
 Provision for notes receivable-
  related parties................      --        682      655      --       --
 Deferred rent...................      (28)      --       --       --       --
 Changes in assets and
  liabilities:
  Accounts receivable............   11,743    10,236   17,698   13,050    4,183
  Inventories....................   11,789     1,312    1,573      555     (115)
  Other assets...................       33       (11)     222      (80)     --
  Deferred governmental agency
   contract costs................    1,833       817      --       --       --
  Accounts payable...............   (2,184)    2,761    2,550     (615)    (104)
  Accrued liabilities............      310       842     (137)    (813)     551
  Customer deposit...............    2,098    (2,098)     --       --       --
  Deferred governmental agency
   contract revenue..............   (1,697)   (1,327)     --       --       --
                                   -------  --------  -------  -------  -------
Net cash provided by operating
 activities......................   25,318     7,404   18,367   10,059    2,949
                                   -------  --------  -------  -------  -------
Cash Flows from Investing
 Activities:
 Increase in cash surrender value
  of life insurance..............     (355)      (65)    (294)    (140)      (8)
 Net collections (issuance) of
  notes receivable...............      392      (291)     --       --       --
 Net collections (issuance) of
  notes receivable -- related
  parties........................   (1,975)    1,175      --        60      --
 Proceeds from loans on cash
  surrender value of life
  insurance......................      --        --     1,494      --       --
 Purchase of equipment...........     (942)     (364)     (58)     (36)      (5)
                                   -------  --------  -------  -------  -------
Net cash provided by (used in)
 investing activities............   (2,880)      455    1,142     (116)     (13)
                                   -------  --------  -------  -------  -------
Cash Flows from Financing
 Activities:
 Net repayments on line of
  credit.........................   (7,600)   (2,000)     --       --       --
 Net repayments on financing
  arrangement -- IBM.............  (13,023)   (6,058) (18,664) (11,090)  (2,202)
 Proceeds from notes payable to
  stockholder....................      --        --       120      --        95
 Repayments of long term
  borrowing......................      (25)     (163)    (913)    (215)    (153)
 Repayment of vendors notes
  payable........................      --        --    (1,936)     --      (587)
 Additional paid-in capital from
  stockholders...................      --        291      --       --       --
 Distributions to stockholders...   (1,483)     (144)     --       --       --
                                   -------  --------  -------  -------  -------
Net cash used in financing
 activities......................  (22,131)   (8,074) (21,393) (11,305)  (2,847)
                                   -------  --------  -------  -------  -------
Net increase (decrease) in cash..      307      (215)  (1,884)  (1,362)      89
Cash and cash equivalents at
 beginning of period.............    2,144     2,451    2,236    2,236      352
                                   -------  --------  -------  -------  -------
Cash and cash equivalents at end
 of period.......................  $ 2,451  $  2,236  $   352  $   874  $   441
                                   =======  ========  =======  =======  =======
Supplemental Schedule of Non-cash
 Investing and Financing
 Activities:
 Conversion of line of credit to
  term note payable..............  $   --   $  5,200  $   --   $   --   $   --
                                   =======  ========  =======  =======  =======
 Forgiveness of deferred
  compensation recorded as
  capital contribution...........  $   --   $  1,351  $   --   $   --   $   --
                                   =======  ========  =======  =======  =======
 Conversion of accounts payable
  to vendors notes payable.......  $   --   $    --   $ 5,884  $   --   $   --
                                   =======  ========  =======  =======  =======
 Distribution of assets and
  related notes to stockholders..  $   --   $    --   $    28  $   --   $   --
                                   =======  ========  =======  =======  =======
 Rent expense offset against
  related party notes
  receivable.....................  $   --   $    182  $ 1,094  $    71  $   --
                                   =======  ========  =======  =======  =======
 Accrued interest on related
  party notes receivable.........  $    89  $    175  $    95  $    37  $   --
                                   =======  ========  =======  =======  =======
Supplemental Disclosures of Cash
 Flow Information:
 Cash paid during the year for:
 Interest........................  $ 3,649  $  2,812  $ 2,502  $ 1,177  $   362
                                   =======  ========  =======  =======  =======

                See accompanying notes to financial statements.

                           PULSAR DATA SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

   Nature of business: Pulsar Data Systems, Inc. (the Company) was incorporated in 1984 under the laws of the State of Delaware. The Company is engaged primarily in the sale of computer hardware, software, peripheral equipment, and support services to governmental agencies and commercial enterprises throughout the United States. The Company was certified by the Small Business Administration under Section 8(a) of the Small Business Act and was therefore eligible to enter into contracts with agencies of the Federal Government on a limited competitive basis. The Company voluntarily withdrew from the 8(a) program in June 1997 in anticipation of graduation.

A summary of the Company's significant accounting policies follows:

   Revenue and cost recognition: Revenue is primarily derived from short-term firm-fixed price delivery order type contracts. Revenue from these contracts is recognized upon transfer of title, generally upon delivery. The Company also has time and material contracts. Revenue from time and material contracts is recognized on the basis of man-hours provided plus other reimbursable contract costs incurred during the period.

   Deferred governmental agency contract costs and revenue: Deferred costs and revenue from contracts with governmental agencies represent costs incurred and accounts receivable billed as of year end, for which an acceptance period has not expired. The agencies involved have negotiated acceptance periods from seven to thirty days from delivery of the product. General and administrative expenses related to other costs that were deferred were included as a component of deferred costs. All equipment subject to the acceptance period at December 31, 1996 was subsequently accepted by the government. Substantially all contracts with acceptance periods terminated during the year ended December 31, 1997.

   Cash and cash equivalents: For the purpose of reporting cash flows, the Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents.

   Inventory: Inventory consists primarily of purchased computer hardware, purchased software and peripheral equipment. Inventory is stated at the lower of cost or market using the first-in, first-out (FIFO) method. Cost consists of the direct cost of purchased inventory.

   Property and equipment: Property and equipment are stated at cost. Depreciation and amortization is computed using straight-line and accelerated methods over the estimated useful lives of the related assets.

   Income taxes: The Company has elected to be treated as an "S" corporation under Subchapter "S" of the Internal Revenue Code. Consequently, the Company is not liable for Federal and state income taxes except to the extent that the Company operates in state jurisdictions that do not recognize "S" corporations. For the income related to activity in these states, the Company has provided for the resulting income taxes. Otherwise the stockholders are liable individually for income taxes on the Company's income.

   Financial credit risk: The Company's accounts receivable are derived primarily from contracts with governmental agencies and commercial enterprises. All accounts receivable are made on an unsecured basis.

   Additionally, the Company maintains its cash in bank deposit accounts, which at times may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

   Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                           PULSAR DATA SYSTEMS, INC.

   Earnings (loss) per share: The computations of basic and diluted earnings
(loss) per common share are based upon the weighted average number of common shares outstanding during the year. There were no potentially dilutive securities for any period presented.

   Unaudited condensed interim information: The accompanying unaudited condensed financial statements contain all adjustments, which are normal recurring accruals, necessary to present fairly the financial position as of March 31, 1999 and the statements of operations, stockholders' equity (deficit) and cash flows for the three months ended March 31, 1998 and 1999. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

Note 2. Accounts Receivable

   Accounts receivable consist of the following as of December 31, 1997 and 1998 and March 31, 1999:

                                                  December 31,
                                                 ----------------   March 31,
                                                  1997     1998       1999
                                                 -------  -------  -----------
                                                                   (unaudited)
                                                       (in thousands)
   8(a) government receivables.................. $ 2,095  $   --     $  --
   Government receivables.......................  16,483    9,135     5,517
   Commercial receivables.......................  10,902    1,382       342
   Recoverable costs and accrued profit on
    progress completed-not billed...............     497      --        --
   Other receivables............................   2,489      628       272
                                                 -------  -------    ------
                                                  32,466   11,145     6,131
   Less allowance for doubtful accounts.........  (1,253)  (1,000)     (333)
                                                 -------  -------    ------
                                                 $31,213  $10,145    $5,798
                                                 =======  =======    ======

Note 3. Property and Equipment

   Property and equipment consist of the following as of December 31, 1997 and 1998 and March 31, 1999:

                                       Estimated   December 31,
                                      Useful Life ----------------   March 31,
                                      (in years)   1997     1998       1999
                                      ----------- -------  -------  -----------
                                                                    (unaudited)
                                                        (in thousands)
   Furniture and fixtures...........        7     $   628  $   407    $   407
   Office equipment.................      5-7         511      508        508
   Computer equipment...............        5         706      756        761
   Software.........................        5         545      553        553
   Vehicles.........................        5         273       17         17
   Leasehold improvements...........        7         162       78         78
   Warehouse equipment..............      5-7          23       26         26
                                                  -------  -------    -------
                                                    2,848    2,345      2,350
   Less accumulated depreciation and
    amortization....................               (1,748)  (1,764)    (1,825)
                                                  -------  -------    -------
                                                  $ 1,100  $   581    $   525
                                                  =======  =======    =======

                           PULSAR DATA SYSTEMS, INC.

Note 4. Deferred Compensation and Life Insurance

   Through December 31, 1996 the Company had a deferred compensation agreement with its President, which was funded through Company-owned life insurance policies. The cash surrender value of these policies as of December 31, 1997 and 1998 and March 31, 1999, was $1,416,000, $216,000 and $224,000 (unaudited), respectively.

   On December 31, 1997, the deferred compensation liability of $1,351,000 was forgiven by the President of the Company, and the liability was removed from the Company's balance sheet and included as a contribution to additional paid-in capital. In April 1998, the Company borrowed $1,494,000 against the cash surrender value of the life insurance policies to reduce amounts owed under the financing arrangement with IBM.

Note 5. Notes Receivable--Related Parties

   Between July 1995 and June 1996, the Company made a series of eight loans aggregating $2.8 million to a related party. These loans bear interest at annual rates varying from 7.5% to 10.0% and were due on demand. Two of these loans were in the form of assignment of notes receivable to the Company from third parties in the aggregate principal amount of $623,000, which were assigned back to Pulsar in December 1997. At that time these notes were deemed uncollectible and written off to bad debt expense. The outstanding balance of these notes as of December 31, 1997 was $2,218,000.

   In October 1995, a related party purchased the building to be occupied by the Company. This purchase was financed through a loan to the related party from a lending institution in the amount of $2.8 million, which was guaranteed by the Company and personally guaranteed by the shareholders of the Company. Following the acquisition of the building, the related party leased a portion of the property to the Company at fair market rents. Payments of rent under the lease were $1,042,000, $955,500 and $409,500 during the years ended December 31, 1996, 1997 and 1998, respectively. A portion of the rent expense incurred under the related party lease was used to offset the related party notes receivable balance. The amount of rent expense used to offset the notes receivable and interest receivable from the related party for the years ended December 31, 1996, 1997 and 1998 was $0, $182,000 and $344,000, respectively.
In addition, the principal amount under the notes was reduced by $750,000 as payment of a fee for terminating the lease as of September 30, 1998. As of January 1, 1999, outstanding loans of $1,347,000 were converted into two promissory notes of $543,000 and $804,000, bearing interest at the rate of 7.5% per annum, payable monthly, and maturing upon the sales of each individual property. During 1998, the related party experienced financial difficulties as a result of its commercial real estate operations. Based upon the related party's cash flows and decline in its financial condition the Company determined that one of the notes had become impaired and recorded a bad debt expense of $655,000 and reversed $149,000 of interest income recorded on the note in 1998. Payment on the note is not due until the property is sold. The related party has advised the Company that it does not intend to sell the property and the value of the property is not in excess of the mortgage. In addition, any proceeds derived from the sale of the property would be applied against the mortgage before repayment of the note.

   On April 1, 1999, the related party defaulted on both notes by not making the scheduled interest payments in accordance with the note agreements. As of April 30, 1999, the related party sold one of the properties. The note for $543,000 was repaid on May 5, 1999 through the reduction of the note payable-financial institution. In connection with the payment of a portion of the note payable-financial institution, the financial institution released the Company from its guarantee obligation on the related party's remaining liabilities (unaudited).

   Pulsar issued a note receivable to a shareholder accruing interest at 5% per annum due on demand in the amount of $1,175,000 in 1996. The note was repaid in full in 1997.

                           PULSAR DATA SYSTEMS, INC.

Note 6. Line of Credit

   In May 1996, the Company obtained a line of credit from a financial institution. Under the line of credit, the Company may borrow up to the lessor of eligible receivables or $22,000,000. Interest accrued on the outstanding balance at a variable rate consistent with the bank's national commercial rate. The line is collateralized by all eligible accounts receivable, inventory, machinery, and equipment. In October 1997, the line of credit was converted to a term loan of $5,200,000. (See Note 8)

Note 7. Financing Arrangement--IBM

   The Company entered into an Inventory and Working Capital Financing Agreement, with IBM Global Finance Corporation (IBM) whereby the Company purchases hardware and software from authorized suppliers and finances the purchases through IBM. The agreement provides for a credit line up to $35,000,000, which allows the Company to borrow up to 85% of the Company's eligible accounts receivable, and up to 100% of the Company's on-hand inventory. The credit line is secured by substantially all assets of the Company and is personally guaranteed by the Company's stockholders.

   At December 31, 1997, the interest rate on the line of credit was prime plus 1.75% or 2.00% depending on the nature of the borrowings. The effective interest rate at that date was 10.25% or 10.5%. Effective February 1, 1998, the financing agreement interest rate was increased to prime plus 2.375%. The effective interest rate at December 31, 1998 and March 31, 1999 (unaudited) was 10.125%. For any amount that the outstanding advances exceed the formula borrowing base, interest was accrued at the rate of prime plus 6.5%.

   The agreement provides for certain financial covenants to be met by the Company. At December 31, 1998 the Company was in violation of these covenants.

   In August 1997, the Company was in violation of the related debt covenants and entered into a forbearance agreement with IBM. Subsequently the Company violated the forbearance agreement and received several amendments to the agreement. Pursuant to amendments of the forbearance agreement the Company is currently obligated to pay, at the Company's option, the lesser of: (i) warrants representing 4% of the Company on a fully diluted to basis, or (ii) pay $650,000, or (iii) pay a pro rata portion of the $650,000 is less than substantially all of the assets are sold. As the Company intends to pay $650,000, the Company has accrued this amount as of December 31, 1997. In further consideration of the forbearance agreement and the related amendments, the Company was obligated to pay $50,000 or issue warrants representing 0.5% of the Company on a fully diluted basis, per month from February through May, 1998. The Company has paid an aggregate of $200,000 which has been recorded as additional interest expense in 1998. These payments were made in lieu of the issuance of warrants to IBM.

   An October 1998 amendment to the forbearance agreement decreased the credit line to $18,000,000 for the period through January 6, 1999, at which time the line was further reduced to $15,000,000. The financing arrangement has a termination date of October 30, 1999.

   A February 1999 amendment to the forbearance agreement decreased the credit line to $8,000,000 until further amended. A March 1999 amendment to the forbearance agreement increased the credit line to $9,000,000 for the period through April 30, 1999, at which time the line was reduced to $8,000,000. The forbearance agreement expires on the date of the anticipated acquisition and initial public offering (Note 14).

   On June 4, 1999 the forbearance agreement was amended to extend the term until June 21, 1999 until the Company, or its stockholders, determines that the anticipated acquisition and initial public offering will not be consummated.

                           PULSAR DATA SYSTEMS, INC.

Note 8. Notes Payable

   Long-term debt consists of the following notes payable as of December 31, 1997 and 1998 and March 31, 1999:

                                                   December 31,
                                                   --------------   March 31,
                                                    1997    1998      1999
                                                   ------  ------  -----------
                                                                   (unaudited)
                                                        (in thousands)
   Note payable--financing company; secured by an
    automobile with a cost of $71,000; bears
    interest at an effective rate of 13.183%;
    liquidated by monthly principal and interest
    payments of $1,000. On December 31, 1998 the
    note and related automobile were transferred
    to the shareholders of the Company............ $   17  $  --     $  --
   Note payable--financing company; secured by an
    automobile with a cost of $85,000; bears
    interest at an effective rate of 10.460%;
    liquidated by monthly principal and interest
    payments of $2,000. On December 31, 1998, the
    note and related automobile were transferred
    to the shareholders of the Company............     39     --        --
   Note payable--financial institution;
    collateralized by inventory, accounts
    receivable, machinery and equipment, the
    assets of a related party and the president of
    the Company; bears interest at the financial
    institution's prime lending rate; 8.5% at
    December 31, 1997, 7.75% at December 31, 1998
    and March 31, 1999 (unaudited) liquidated by
    monthly principal and interest payments of
    $104,000; due to mature December 2002.........  5,062   4,205     4,052
                                                   ------  ------    ------
                                                   $5,118  $4,205    $4,052
   Less current maturities........................   (915)   (964)     (967)
                                                   ------  ------    ------
                                                   $4,203  $3,241    $3,085
                                                   ======  ======    ======

   Maturities on the notes payable as of December 31, 1998 due in future years are as follows:

   Year ending December 31,                                     (in thousands)
   ------------------------                                     --------------
   1999........................................................     $  964
   2000........................................................      1,041
   2001........................................................      1,125
   2002........................................................      1,075
                                                                    ------
                                                                    $4,205
                                                                    ======

Note 9. Notes Payable--Vendors

   Notes payable--vendors consist of notes payable to nine vendors which were entered into in August to December 1998 for a total of $5,884,000. The notes accrue interest at rates ranging from 10% to 18%, and are due in full during 1999. The balance at March 31, 1999 was approximately $3,361,000 (unaudited). As of March 31, 1999, the Company had defaulted on substantially all of these notes.

                           PULSAR DATA SYSTEMS, INC.

Note 10. Revenue and Cost of Revenue

   The breakout of service and product revenue and cost of revenue are as follows for the years ended December 31, 1996, 1997, and 1998, and the three months ended March 31, 1998 and 1999:

                                     Year ended December 31,      March 31,
                                    ------------------------- ------------------
                                      1996     1997    1998    1998    1999
                                    -------- -------- ------- ------- ------
                                               (in thousands)  (unaudited)
   Revenue:
     Service revenue............... $ 10,253 $  8,818 $ 3,373 $ 1,241 $  369
     Product revenue...............  155,705  142,702  77,159  16,777  9,579
                                    -------- -------- ------- ------- ------
       Total revenue............... $165,958 $151,520 $80,532 $18,018 $9,948
                                    ======== ======== ======= ======= ======
   Cost of revenue
     Cost of service revenue....... $  4,870 $  4,115 $ 1,553 $   730 $  155
     Cost of product revenue.......  144,494  138,086  73,417  16,742  9,234
                                    -------- -------- ------- ------- ------
       Total cost of revenue....... $149,364 $142,201 $74,970 $17,472 $9,389
                                    ======== ======== ======= ======= ======

Note 11. Leasing Arrangements

   In January 1996, the Company entered into a lease with a related party for office space, which was due to expire in December 2000. In September 1998 this lease was terminated and the Company paid a $750,000 termination fee to the related party. The fee was offset against notes receivable owed from the related party. Deposits and other assets includes a deposit to be refunded from the related party of approximately $87,000. The Company has leased other office and warehouse space under separate lease agreements expiring through September 2003. Rent expense was $1,690,000, $811,000, $1,252,000 and $51,000 (unaudited)
for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1999, respectively. Lease payments for the year ended December 31, 1998 were offset against interest receivable and notes receivable from the related party (see Note 5).

   Future minimum rental payments required under these leasing arrangements as of December 31, 1998 are as follows:

     Year ending December 31,                                    (in thousands)
     ------------------------                                    --------------
     1999.......................................................      $144
     2000.......................................................       125
     2001.......................................................       112
     2002.......................................................       115
     2003.......................................................        88
                                                                      ----
                                                                      $584
                                                                      ====

Note 12. Employee Retirement Plan

   The Company has adopted a retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides benefits to all employees who meet certain age and service eligibility requirements. Under the terms of the plan, the Company will match 50% of the first 6% of an employee's elective contribution. Company contributions for the years ended December 31, 1996, 1997 and 1998 were $71,000, $66,000, and $28,000, respectively. The contribution for the three months ended March 31, 1999 was $5,000 (unaudited).

Note 13. Major Customers

   During the years ended December 31, 1996, 1997, and 1998 and the three months ended March 31, 1999, 84%, 85%, 94% and 94% (unaudited), respectively, of the Company's revenue was derived from contracts with

                           PULSAR DATA SYSTEMS, INC.

the Federal Government. The receivable balance for these contracts at December 31, 1997 and 1998 and March 31, 1999 was $24,618,000, $9,950,000 and $5,567,000
(unaudited), respectively.

Note 14. Going Concern

   As shown in the accompanying financial statements, the Company incurred a net operating loss of $11,016,000 and $8,141,000 for the years ended December 31, 1997, and 1998, respectively, and has a net capital deficiency of $1,810,000 and $9,951,000 at December 31, 1997 and 1998, respectively. At
December 31, 1998, the Company is in violation of the financial covenants related to its financing agreement. These factors create a substantial doubt about the Company's ability to continue as a going concern. The Company is in negotiations to be acquired by another company. The combined company is in the process of preparing an initial public offering. The ability of the Company to continue as a going concern is dependent upon the success of the pending acquisition and initial public offering. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 15. Contingent Liabilities

   The Company had cost reimbursable type contracts with the Federal Government. Consequently, the Company is reimbursed based upon their direct expenses attributable to the contract, plus a percentage based upon overhead, material handling, and general and administrative expenses. The overhead, material handling, and general and administrative rates are estimates. Accordingly, if the actual rates as determined by the Defense Contract Audit Agency are below the Company's estimates, a refund for the difference would be due to the Federal Government. It is management's opinion that no material liability will result from any cognizant audit agency audits.

   During the year ended December 31, 1998, two lawsuits were filed against the Company by trade vendors claiming approximately $739,000, plus interest, attorney's fees and costs. These lawsuits were settled as structured payments in the aggregate amount of approximately $785,000 and the obligations were classified as notes payable. Payments applied against these notes payable during the year ended December 31, 1998 totaled approximately $315,000, which included approximately $15,000 of interest expense. During the quarter ended March 31, 1999, nine lawsuits were filed against the Company by trade vendors and a local government agency claiming approximately $875,000, plus interest, attorney's fees and costs. As of March 31, 1999, these lawsuits were settled for an aggregate amount of approximately $929,000, including approximately $60,000 of interest, attorney's fees and costs, and the obligations were classified as accounts payable. Payments applied against these accounts payable during the quarter ended March 31, 1999 totaled approximately $41,000, which included approximately $2,000 of interest expense. During the quarter ended March 31, 1999, payments applied against the notes payable relating to the two lawsuits filed and settled in 1998 totalled approximately $278,000, which included approximately $8,000 of interest expense.

   The Company has been named as a defendant in a lawsuit which claims breach of contract under which the Company was required to pay $500,000 over a thirty month period plus a commission on contracts awarded as a result of the contract. The plaintiff claims damages in an amount in excess of $10 million. Based upon discussions with counsel, the Company believes that the case is without merit and intends to vigorously defend against the claim; however, the outcome of this matter cannot currently be determined. No amounts have been accrued in the financial statements relating to this matter.

   The Company is also involved in various routine legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that any potential liability, arising from these claims against the Company not covered by insurance would be minimal.

   As of March 31, 1999, the Company had not yet filed the Form 5500 Annual Return/Report for 1997 for its Employee Retirement Plan. The Form 5500 along with an audit report was due October 15, 1998. The Company may be assessed penalties by both the Department of Labor and the Internal Revenue Service for its late filing. The Company has reserved $50,000 which represents the Company's estimate of the maximum amount of penalties that could be assessed.

Note 16. Subsequent Events

   On April 19, 1999 a lawsuit was filed against the Company which claims that the Company owes $262,000 plus interest and costs, for software sold to the Company in 1998. The Company believes it has defenses against this claim and that the claim is without merit, however the outcome of this matter cannot currently be determined. No amounts have been accrued in the financial statements relating to this matter.

   In April and May 1999 three additional trade vendors filed lawsuits claiming approximately $201,000. One of the suits was settled for $134,000 with payment due on or before June 15, 1999. The remaining lawsuits have not been settled.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    9
Forward-Looking Statements...............................................   16
Use of Proceeds..........................................................   17
Dividend Policy..........................................................   19
Dilution.................................................................   19
Capitalization...........................................................   21
Selected Financial Data--Litronic........................................   22
Selected Financial Data--Pulsar..........................................   24
Pro Forma Financial Data.................................................   26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   30
Industry Information.....................................................   48
Business.................................................................   52
Management...............................................................   69
Principal Stockholders...................................................   76
Related Party Transactions...............................................   77
Description of Securities................................................   79
Shares Eligible for Future Sale..........................................   81
Underwriting.............................................................   83
Legal Matters............................................................   85
Experts..................................................................   85
Where You Can Find More Information......................................   86
Index to Consolidated Financial Statements
  --Litronic Inc. .......................................................  F-1
Index to Financial Statements--Pulsar Data Systems, Inc. ................ F-16

   Until     , 1999, all dealers that effect transactions in the registered securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                               3,700,000 SHARES


                           [Logo of Litronic, Inc.]

                                 COMMON STOCK




                               ----------------
                                  PROSPECTUS

                               ----------------


                       Bluestone Capital Partners, L.P.

                         Pacific Crest Securities Inc.

                                      , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is a statement of expenses incurred by Registrant in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and expenses. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NASDAQ/NMS quotation fee.

   Securities and Exchange Commission registration fee.............. $   13,012
   National Association of Securities Dealers, Inc. filing fee......      5,181
   NASDAQ/NMS quotation fee.........................................     75,625
   Printing and engraving expenses..................................    225,000
   Legal fees and expenses..........................................    835,000
   Accounting fees and expenses.....................................    675,000
   Transfer Agent and Registrar fees and expenses...................      4,000
   Blue Sky fees and expenses (including legal fees)................     10,000
   Miscellaneous....................................................     57,182
                                                                     ----------
     Total.......................................................... $1,900,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Section 107(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

   Article V of the Registrant's Amended and Restated Certificate of Incorporation provides for the elimination of personal liability for a director for breach of fiduciary duty as permitted by 102(b)(7) of the Delaware General Corporation Law. Article VI of the Registrant's Amended and Restated By-Laws provide that the Registrant shall indemnify its directors, officers and employees to the full extent permitted by Section 145 of the Delaware General Corporation Law.

   The Underwriting Agreement (filed as Exhibit 1 hereto) provides for indemnification by the Underwriters of the Registrant and its directors, officers and controlling persons for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

   In February 1999 Registrant issued 100 shares of its common stock to Kris Shah, its promoter, in connection with the organization of the Registrant and this offering for $100. On the date of this prospectus, Registrant issued 3,870,593 shares of common stock to the shareholders of Litronic Industries, Inc. in exchange for all the outstanding capital stock of Litronic Industries, Inc.

   The issuance of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance on
(a) Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

 (a) Exhibits

 Exhibit No.                            Description
 -----------                            -----------
     1       Form of Underwriting Agreement among the Registrant and the
             Underwriter*

     2       Stock Acquisition Agreement and Reorganization Agreement*

     3.1     Certificate of Incorporation, as amended on February 5, 1999*

     3.2     By-Laws of the Registrant*

     3.3     Form of Amended and Restated Certificate of Incorporation*

     4.1     Registration Rights Agreement*

     4.2     Warrant Agreement*

     4.3     Stock Certificate*

     5 Form of Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC re validity*

    10.01    Employment Agreement with Kris Shah*

    10.02    Employment Agreement with William Davis*

    10.03    Promissory Note from Dril-Tron, Inc. (Litronic Industries, Inc.)
             To Kris Shah dated December 12, 1994 in the principal amount of $210,822*

    10.04    Commercial Guaranty from Pulsar Data Systems, Inc. to Wilmington
             Trust Company dated June 23, 1995*

    10.05    Business Loan Agreement between Pulsar Data Systems, Inc. and
             Wilmington Trust Company dated July 24, 1995*

    10.06    Commercial Security Agreement between Pulsar Data Systems, Inc.
             and Wilmington Trust Company dated July 24, 1995*

    10.07    Commercial Guaranty from Pulsar Data Systems, Inc. to Wilmington
             Trust Company dated October 23, 1995*


 Exhibit No.                             Description
 -----------                             -----------
    10.08    Purchase Order between Loral Federal Systems Company and Litronic
             Industries, Inc. dated November 17, 1995*

    10.09    Loan and Security Agreement between Litronic Industries, Inc. and
             Fidelity Funding of California, Inc. dated June 27, 1996*

    10.10    First Amendment to Loan and Security Agreement between Litronic
             Industries Inc. and Fidelity Funding, Inc. dated June 27, 1997*

    10.11    Award Contract between Maryland Procurement Office and Litronic
             Industries, Inc. dated June 27, 1997*

    10.12    Forbearance Agreement between Pulsar Data Systems, Inc. and IBM
             Credit Corporation dated August 8, 1997*

    10.13    Letter Agreement between Pulsar Data Systems, Inc. and IBM Credit
             Corporation dated October 10, 1997*

    10.14    Sublease Agreement between Litronic Industries, Inc. and E. I. du
             Pont de Nemours and Company dated October 20, 1997*

    10.15    Inventory Working Capital and Finance Agreement between Pulsar
             Data Systems, Inc. and IBM Credit Corporation dated October 30,
             1997*

    10.16    Lease and Service Agreement between Alliance Business Centers and
             Litronic Industries, Inc. dated January 6, 1999*

    10.17    Lease Agreement between Airport Industrial Complex and Litronic
             Industries, Inc. dated December 4, 1997*

    10.18    Promissory Note from Litronic Industries, Inc. to KRDS, Inc. dated
             December 31, 1997 in the principal amount of $900,000*

    10.19    Revolving Promissory Note from Litronic Industries, Inc. to KRDS,
             Inc. dated December 31, 1997 in the principal amount of $2,900,000*

    10.20    Revolving Promissory Note from Litronic Industries, Inc. to KRDS,
             Inc. dated December 31, 1997 in the principal amount of $2,000,000*

    10.21    Letter Agreement between Pulsar Data Systems, Inc. and IBM Credit
             Corporation dated February 4, 1998*

    10.22    Revolving Promissory Note from Litronic Industries, Inc. to KRDS,
             Inc. dated February 24, 1998 in the principal amount of $600,000*

    10.23    Second Amendment to Loan and Security Agreement between Litronic
             Industries, Inc. and Fidelity Funding, Inc. dated March 1, 1998*

    10.24    Litronic Industries, Inc. Stock Option Plan dated April 1, 1998*

    10.25    Litronic Industries, Inc. Stock Option Plan dated February 9,
             1999*

    10.26    Modification dated February 3, 1999 of Original GSA Contract GS-
             35F-4232D dated May 3, 1996*

    10.27    Deed of Lease Agreement between Pulsar Data Systems, Inc. and
             Massachusetts Mutual Life Insurance Company dated August 11, 1998*

    10.28    Forbearance Agreement between Pulsar Data Systems, Inc. and IBM
             Credit Corporation dated August 31, 1998*

    10.29    Business Loan Agreement between Litronic Industries, Inc. and BYL
             Bank Group dated September 29, 1998*

    10.30 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated September 29, 1998 in the principal amount of $3,800,000*


 Exhibit No.                             Description
 -----------                             -----------
    10.31    Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated September 29, 1998 in the principal amount of $1,400,000*

    10.32    Amendment to Forbearance Agreement between Pulsar Data Systems,
             Inc. and IBM Credit Corporation dated October 8, 1998*

    10.33    Promissory Note from Davis Holding Company to Pulsar Data Systems,
             Inc. dated January 1, 1999 in the principal amount of $804,342.08*

    10.34    Promissory Note from Davis Holding Company to Pulsar Data Systems,
             Inc. dated January 1, 1999 in the principal amount of $543,017.40*

    10.35    Letter Agreement between Pulsar Data Systems, Inc. and Wilmington
             Trust Company dated June 20, 1997*

    10.36    Third Amendment to Loan and Security Agreement dated March 31,
             1999*

    10.37    Dallas Semiconductor Standard Consulting Agreement dated February
             2, 1999 between Litronic and Dallas Semiconductor Corporation*

    10.38    Basic Ordering Agreement dated April 16, 1998 between the United
             States of America and Litronic*

    10.39    Nonexclusive Distributor Agreement dated April 27, 1999 among
             Litronic and Itochu Techno-Science Corporation and Itochu
             Corporation*

    10.40 Equipment Purchase, Software License and Maintenance Agreement dated April 20, 1999 between Bank of America and Litronic*

    10.41 Nonexclusive reseller agreement dated as of April 1, 1999 between Litronic and South African Certification Agency*

    10.42    Loan and Security Agreement dated as of May 10, 1999 between
             Litronic and Fidelity Funding, Inc.*
    10.43 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated May 13, 1999 in the principal amount of $750,000.*

    10.44 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated March 10, 1999 in the principal amount of $750,000.*

    10.45    Amendment to Forbearance Agreement between Pulsar Data Systems,
             Inc. and IBM Credit Corporation dated March 8, 1999.*

    10.46    Amendment to Forbearance Agreement between Pulsar Data Systems,
             Inc. and IBM Credit Corporation dated June 4, 1999.*

    23.1     Form of Consent of KPMG LLP+
    23.2     Form of Consent of KPMG LLP+
    23.3     Form of Consent of Keller Bruner & Company, LLC+
    27       Financial Data Schedule*
    99.1     Consent of Mark Gembicki*
    99.2     Consent of Matthew Medeiros*

 (b)Financial Statement Schedules.

   The following financial statement schedules are filed herewith:

     Report of Independent Public Accountants

     Schedule II--Valuation and qualifying accounts

   Other schedules have been omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

--------
* Previously filed.
+ Supercedes previously filed exhibit.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the State of California on the 8th day of June, 1999.

                                          Litronic Inc.

                                                      /s/ Kris Shah
                                          By: _________________________________
                                             Kris Shah Chief Executive Officer
                                                 and Chairman of the Board

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                         Title                Date

            /s/ Kris Shah               Director, Chairman       June 8, 1999
-------------------------------------    of the Board and
              Kris Shah                  Chief Executive
                                         Officer

                  *                     Chief Financial          June 8, 1999
-------------------------------------    Officer and
          Thomas W. Seykora              principal
                                         accounting officer

                  *                     Director, President      June 8, 1999
-------------------------------------    and Chief Operating
        William W. Davis, Sr.            Officer

             /s/ Kris Shah
* By: _______________________________
          Attorney-in-Fact

                           PULSAR DATA SYSTEMS, INC.

                                  SCHEDULE II

                 Valuation and Qualifying Accounts and Reserves
                  Years ended December 31, 1996, 1997 and 1998
                             (Amounts in thousands)

           Column A              Column B   Column C   Column D     Column E
           --------             ---------- ---------- ----------- -------------
                                           Additions
                                Balance at Charged to
                                Beginning  Costs and    Amounts    Balance at
        Classification          of Period   Expenses  Written Off End of Period
        --------------          ---------- ---------- ----------- -------------
Year Ended December 31, 1996
  Allowance for doubtful
   accounts....................     450        403          33          820
                                  =====      =====       =====        =====
  Allowance for notes
   receivable..................     --         --          --           --
                                  =====      =====       =====        =====
  Allowance for notes
   receivable-related party....     --         --          --           --
                                  =====      =====       =====        =====
Year Ended December 31, 1997
  Allowance for doubtful
   accounts....................     820      3,460       3,027        1,253
                                  =====      =====       =====        =====
  Allowance for notes
   receivable..................     --       1,220       1,220          --
                                  =====      =====       =====        =====
  Allowance for notes
   receivable-related party....     --         623         623          --
                                  =====      =====       =====        =====
Year Ended December 31, 1998
  Allowance for doubtful
   accounts....................   1,253      3,370*      3,623        1,000
                                  =====      =====       =====        =====
  Allowance for notes
   receivable..................     --         --          --           --
                                  =====      =====       =====        =====
  Allowance for notes
   receivable-related party....     --         655         --           655
                                  =====      =====       =====        =====

--------
   * Includes $1,599 classified as cost of product revenue.

                                 EXHIBIT INDEX

 Exhibit No.                            Description
 -----------                            -----------
     1       Form of Underwriting Agreement among the Registrant and the
             Underwriters*

     2       Stock Acquisition Agreement and Reorganization Agreement*

     3.1     Certificate of Incorporation, as amended on February 5, 1999*

     3.2     By-Laws of the Registrant*

     3.3     Form of Amended and Restated Certificate of Incorporation*

     4.1     Registration Rights Agreement*

     4.2     Warrant Agreement*

     4.3     Stock Certificate*

     5 Form of Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC re validity*

    10.01    Employment Agreement with Kris Shah*

    10.02    Employment Agreement with William Davis*

    10.03    Promissory Note from Dril-Tron, Inc. (Litronic Industries, Inc.)
             To Kris Shah dated December 12, 1994 in the principal amount of $210,822*

    10.04    Commercial Guaranty from Pulsar Data Systems, Inc. to Wilmington
             Trust Company dated June 23, 1995*

    10.05    Business Loan Agreement between Pulsar Data Systems, Inc. and
             Wilmington Trust Company dated July 24, 1995*

    10.06    Commercial Security Agreement between Pulsar Data Systems, Inc.
             and Wilmington Trust Company dated July 24, 1995*

    10.07    Commercial Guaranty from Pulsar Data Systems, Inc. to Wilmington
             Trust Company dated October 23, 1995*

    10.08    Purchase Order between Loral Federal Systems Company and Litronic
             Industries, Inc. dated November 17, 1995*

    10.09    Loan and Security Agreement between Litronic Industries, Inc. and
             Fidelity Funding of California, Inc. dated June 27, 1996*

    10.10    First Amendment to Loan and Security Agreement between Litronic
             Industries Inc. and Fidelity Funding, Inc. dated June 27, 1997*

    10.11    Award Contract between Maryland Procurement Office and Litronic
             Industries, Inc. dated June 27, 1997*

    10.12    Forbearance Agreement between Pulsar Data Systems, Inc. and IBM
             Credit Corporation dated August 8, 1997*

    10.13    Letter Agreement between Pulsar Data Systems, Inc. and IBM Credit
             Corporation dated October 10, 1997*

    10.14    Sublease Agreement between Litronic Industries, Inc. and E. I. du
             Pont de Nemours and Company dated October 20, 1997*

    10.15    Inventory Working Capital and Finance Agreement between Pulsar
             Data Systems, Inc. and IBM Credit Corporation dated October 30,
             1997*

    10.16    Lease and Service Agreement between Alliance Business Centers and
             Litronic Industries, Inc. dated January 6, 1999*

    10.17    Lease Agreement between Airport Industrial Complex and Litronic
             Industries, Inc. dated December 4, 1997*


 Exhibit No.                             Description
 -----------                             -----------
    10.18    Promissory Note from Litronic Industries, Inc. to KRDS, Inc. dated
             December 31, 1997 in the principal amount of $900,000*

    10.19    Revolving Promissory Note from Litronic Industries, Inc. to KRDS,
             Inc. dated December 31, 1997 in the principal amount of $2,900,000*

    10.20    Revolving Promissory Note from Litronic Industries, Inc. to KRDS,
             Inc. dated December 31, 1997 in the principal amount of $2,000,000*

    10.21    Letter Agreement between Pulsar Data Systems, Inc. and IBM Credit
             Corporation dated February 4, 1998*

    10.22    Revolving Promissory Note from Litronic Industries, Inc. to KRDS,
             Inc. dated February 24, 1998 in the principal amount of $600,000*

    10.23    Second Amendment to Loan and Security Agreement between Litronic
             Industries, Inc. and Fidelity Funding, Inc. dated March 1, 1998*

    10.24    Litronic Industries, Inc. Stock Option Plan dated April 1, 1998*

    10.25    Litronic Industries, Inc. Stock Option Plan dated February 9,
             1999*

    10.26    Modification dated February 3, 1999 of Original GSA Contract GS-
             35F-4232D dated May 3, 1996*

    10.27    Deed of Lease Agreement between Pulsar Data Systems, Inc. and
             Massachusetts Mutual Life Insurance Company dated August 11, 1998*

    10.28    Forbearance Agreement between Pulsar Data Systems, Inc. and IBM
             Credit Corporation dated August 31, 1998*

    10.29    Business Loan Agreement between Litronic Industries, Inc. and BYL
             Bank Group dated September 29, 1998*

    10.30 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated September 29, 1998 in the principal amount of $3,800,000*

    10.31 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated September 29, 1998 in the principal amount of $1,400,000*

    10.32    Amendment to Forbearance Agreement between Pulsar Data Systems,
             Inc. and IBM Credit Corporation dated October 8, 1998*

    10.33    Promissory Note from Davis Holding Company to Pulsar Data Systems,
             Inc. dated January 1, 1999 in the principal amount of $804,342.08*

    10.34    Promissory Note from Davis Holding Company to Pulsar Data Systems,
             Inc. dated January 1, 1999 in the principal amount of $543,017.40*

    10.35    Letter Agreement between Pulsar Data Systems, Inc. and Wilmington
             Trust Company dated June 20, 1997*

    10.36    Third Amendment to Loan and Security Agreement dated March 31,
             1999*

    10.37    Dallas Semiconductor Standard Consulting Agreement dated February
             2, 1999 between Litronic and Dallas Semiconductor Corporation*

    10.38    Basic Ordering Agreement dated April 16, 1998 between the United
             States of America and Litronic*

    10.39    Nonexclusive Distributor Agreement dated April 27, 1999 among
             Litronic and Itochu Techno-Science Corporation and Itochu
             Corporation*

    10.40 Equipment Purchase, Software License and Maintenance Agreement dated April 20, 1999 between Bank of America and Litronic*

    10.41 Nonexclusive reseller agreement dated as of April 1, 1999 between Litronic and South African Certification Agency*


 Exhibit No.                            Description
 -----------                            -----------

    10.42    Loan and Security Agreement dated as of May 10, 1999 between
             Litronic and Fidelity Funding Inc.*

    10.43 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated May 13, 1999 in the principal amount of $750,000.*
    10.44 Promissory Note from Litronic Industries, Inc. to BYL Bank Group dated March 10, 1999 in the principal amount of $750,000.*
    10.45    Amendment to Forbearance Agreement between Pulsar Data Systems,
             Inc. and IBM Credit Corporation dated March 8, 1999*
    10.46    Amendment to Forbearance Agreement between Pulsar Data Systems,
             Inc. and IBM Credit Corporation dated June 4, 1999*
    23.1     Form of Consent of KPMG LLP+
    23.2     Form of Consent of KPMG LLP+

    23.3     Form of Consent of Keller Bruner & Company, LLC+

    27       Financial Data Schedule*

    99.1     Consent of Mark Gembicki*

    99.2     Consent of Matthew Medeiros*

--------
* Previously filed.
+ Supercedes previously filed exhibit.